      As filed with the Securities and Exchange Commission on March 3, 1999
                               File No. 333-73283


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    ---------------------------------------


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                   TO FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                    ---------------------------------------


                            First Financial Bancorp.
             (Exact name of registrant as specified in Its charter)
             ------------------------------------------------------

          Ohio                               6711                   31-1042001
(State or other jurisdiction of    (Primary Standard Industrial    (IRS Employer
incorporation or organization)      Classification Code Number)  Identification No.)

                    ---------------------------------------

                             Third and High Streets
                              Hamilton, Ohio 45011
                                 (513) 867-4700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                    ---------------------------------------


                                Michael R. O'Dell
          Senior Vice President, Chief Financial Officer and Secretary
                            First Financial Bancorp.
                             Third and High Streets
                              Hamilton, Ohio 45011
                              (513) 867-4700 (Name,

               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                    ---------------------------------------

                                   Copies to:

           Neil Ganulin                             John A. Burgess
        Frost & Jacobs LLP                        Barnes & Thornburg
         2500 PNC Center                      600 1st Source Bank Center
       201 East Fifth Street                      100 North Michigan
       Cincinnati, Ohio 45202                 South Bend, Indiana 46601-1632
          (513) 651-6800                            (219) 237-1156

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
-------------------------------------------------------------------------------


If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General
                    Instruction G, check the following box: [  ]

                 FIRST FINANCIAL BANCORP. CROSS REFERENCE SHEET



         FORM S-4 ITEM                                    PROXY STATEMENT CAPTION
 1.      Forepart of Registration Statement and           Facing Page of Registration Statement; Cross Reference Sheet; Outside
         Outside Front Cover Page of Prospectus           Front Cover Page of Proxy Statement-Prospectus; Letter to Shareholders

 2.      Inside Front and Outside Back Cover Pages        Table of Contents; Where You Can Find More Information
         of Prospectus

 3.      Risk Factors, Ratio of Earnings to Fixed         Questions And Answers About The Merger; Summary; Summary Of Selected
         Charges and Other Information                    Unaudited Consolidated Financial Data And Per Share Data; Risk
                                                          Factors; Comparative Market and Dividend Information; Principal
                                                          Shareholders and Ownership By Management

 4.      Terms of the Transaction                         Summary; The Merger;  The Merger Agreement; Comparison of Common
                                                          Stock and Shareholders' Rights

 5.      Pro-forma Financial Information                  Pro-forma Unaudited Consolidated Balance Sheet; Pro-forma Unaudited
                                                          Consolidated Statements of Earnings

 6.      Material Contacts with the Company Being         Summary; The Merger; The Merger Agreement
         Acquired

 7.      Additional Information Required for              Not Applicable
         Reoffering by Persons and Parties Deemed to
         Be Underwriters

 8.      Interests of Named Experts and Counsel           Not Applicable

 9.      Disclosure of Commission Position on             Not Applicable
         Indemnification for Securities Act
         Liabilities

10.      Information with Respect to S-3 Registrants      Not Applicable

11.      Incorporation of Certain Information by          Not Applicable
         Reference

12.      Information with Respect to S-2 or S-3           Information About First Financial; Comparative Market And Dividend
         Registrants                                      Information; Where You Can Find More Information

13.      Incorporation of Certain Information by          Where You Can Find More Information
         Reference

14.      Information with Respect to Registrants          Not Applicable
         Other Than S-3 or S-2 Registrants

15.      Information with Respect to  S-3 Companies       Not Applicable

16.      Information with Respect to S-2 or  S-3          Not Applicable
         Companies

17.      Information with Respect to Companies other      Information About the Business of Sand Ridge Financial; Sand Ridge
         than S-3 or S-2 Companies                        Financial's Consolidated Financial Statements; Management's
                                                          Discussion and Analysis of Financial Condition and Results of
                                                          Operations of Sand Ridge Financial; Comparative Market and Dividend
                                                          Information; Comparison of Common Stock and Shareholders' Rights

18.      Information if Proxies, Consents or              Notice of Special Meeting of Shareholders; Summary; The Special
         Authorizations are to be Solicited               Meeting;  The Merger; The Merger Agreement; Principal Shareholders
                                                          and Ownership By Management; Information About the Business of Sand
                                                          Ridge Financial; Where You Can Find More Information

19.      Information if Proxies, Consents or              Not Applicable
         Authorizations are not to be Solicited or
         in an Exchange Offer

SAND RIDGE FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                                                         2611 Highway Avenue
                                                         Highland, Indiana 46322

                                                         Phone: (219) 865-9500
                                                         Fax: (219) 864-4204


                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

The Board of Directors of Sand Ridge Financial Corporation has approved a merger agreement which will result in Sand Ridge Financial Corporation merging into First Financial Bancorp. and Sand Ridge Bank becoming a wholly owned subsidiary of First Financial Bancorp. Before we can complete this merger, the merger agreement must be approved by Sand Ridge shareholders.


First Financial Bancorp. is a bank holding company and savings and loan holding company owning community banks and savings and loans in various communities in Ohio, Indiana and Michigan. At December 31, 1998, First Financial had total assets of approximately $2.9 billion, deposits of approximately $2.3 billion and shareholders' equity of approximately $302 million.


We expect that, for each share of Sand Ridge Financial common stock which you own just before the merger, you will be entitled to receive 85.25 shares of First Financial common stock. This exchange ratio may change, however, under certain circumstances as explained in the Summary in the accompanying Proxy Statement-Prospectus. First Financial common stock trades on the NASDAQ National Market (Symbol "FFBC"). Sand Ridge Financial common stock does not trade on any stock exchange or national market. You can obtain current stock prices for First Financial from a newspaper, on the Internet or by calling your broker.


YOUR VOTE IS VERY IMPORTANT. Please take the time to vote, whether or not you plan to attend the Sand Ridge Financial Special Meeting of Shareholders. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in "street" name, the effect will be a vote against the merger.

The Special Meeting of Shareholders will be: May 12, 1999, 9:00 a.m. local time, at the main office of Sand Ridge Bank, 2611 Highway Avenue, Highland, Indiana.


This Proxy Statement-Prospectus provides you with detailed information about the proposed merger. We encourage you to read it carefully.


We are very enthusiastic about the merger and the opportunity to become part of First Financial Bancorp. The Board of Directors of Sand Ridge recommends that you vote FOR the merger agreement.


                                   Sincerely,



                                   Bruce E. Leep
                                   Chairman of the Board, President
                                   and Chief Executive Officer

-------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------


This Proxy Statement-Prospectus is dated April __, 1999 and was first mailed to shareholders on or about April __, 1999.

                        SAND RIDGE FINANCIAL CORPORATION

                              ---------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                           TO BE HELD ON MAY 12, 1999

                               ------------------


Sand Ridge Financial Corporation will hold a Special Meeting of Shareholders (the "Special Meeting") at the main office of Sand Ridge Bank, 2611 Highway Avenue, Highland, Indiana 46322, at 9:00 a.m. local time on May 12, 1999 to vote on:

1. The Plan and Agreement of Merger dated December 16, 1998 by and between First Financial Bancorp. and Sand Ridge Financial Corporation (the "Merger Agreement") providing for the merger of Sand Ridge Financial into First Financial Bancorp. (the "Merger") with the result that Sand Ridge Bank (a wholly owned subsidiary of Sand Ridge Financial Corporation) will become a wholly owned subsidiary of First Financial.

2. A proposal to permit the Special Meeting to be adjourned or postponed, in the discretion of the proxies, for the purpose, among others, of allowing additional time for the solicitation of votes to approve the Merger Agreement.


3. Any other matters that properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.


Sand Ridge Financial stockholders at the close of business on April 1, 1999 are receiving notice of and may vote at the Special Meeting. The approval of the Plan and Agreement of Merger requires the affirmative vote of at least two-thirds of the outstanding shares of Sand Ridge Financial common stock. Shareholders of Sand Ridge Financial entitled to vote at the Special Meeting are or may be entitled to assert dissenters' rights under the Indiana Business Corporation Law (I.C. 23-1-44), which is attached to this Proxy Statement-Prospectus as Appendix C.


PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, even if you previously returned your proxy card.




                                              ---------------------------------
                                              Terry L. Saxsma, Vice President,
                                              Secretary/Treasurer


April ___, 1999


YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE PLAN AND AGREEMENT OF MERGER.

-------------------------------------------------------------------------------

   PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. IF WE COMPLETE THE MERGER, WE WILL SEND YOU INSTRUCTIONS ON HOW TO EXCHANGE YOUR STOCK CERTIFICATES.

-------------------------------------------------------------------------------

                                TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE MERGER.......................................................................... 1

SUMMARY
         The Companies...........................................................................................4
         The Merger..............................................................................................4

SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA.................................... 8
NOTES TO SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA......................................10

SUMMARY OF PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL INFORMATION...............................................11
PRO-FORMA UNAUDITED CONSOLIDATED BALANCE SHEET..................................................................12
PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS.........................................................13
NOTES TO THE PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS..............................................16

RISK FACTORS....................................................................................................18

THE SPECIAL MEETING
         Time And Place; Purpose................................................................................22
         Voting And Revocation Of Proxies.......................................................................22
         Solicitation Of Proxies................................................................................22
         Record Date And Voting Rights..........................................................................23

THE MERGER
         Background Of And Reasons For The Merger...............................................................24
         Opinion Of Financial Advisor To Sand Ridge Financial...................................................27
         Management Following The Merger........................................................................32
         Interest Of Certain Persons In The Merger..............................................................33
         Dissenters' Rights.....................................................................................34
         Federal Income Tax Consequences Of The Merger .........................................................37
         Accounting Treatment...................................................................................39
         Restrictions On Resale Of First Financial Common Stock.................................................39
         Regulatory Considerations .............................................................................40

THE MERGER AGREEMENT
         Structure Of The Merger ...............................................................................42
         Surrender Of Stock Certificates .......................................................................42
         Effective Time Of The Merger...........................................................................43
         Fractional Interests ..................................................................................43
         Conditions To Consummation Of The Merger...............................................................43
         Termination Of The Merger .............................................................................45
         First Financial Average Closing Price And Termination Of The Merger....................................45

INFORMATION ABOUT FIRST FINANCIAL
         Recent Developments....................................................................................48
         General ...............................................................................................49

INFORMATION ABOUT THE BUSINESS OF SAND RIDGE FINANCIAL
         General................................................................................................50
         Competition............................................................................................50
         Regulation ............................................................................................51
         Properties ............................................................................................51
         Legal Proceedings......................................................................................51
         Certain Transactions With Sand Ridge Financial.........................................................51
         Selected Financial Data................................................................................52
         Analysis Of Net Interest Income........................................................................53
         Interest Income And Expense Rate/Volume Analysis.......................................................54
         Securities.............................................................................................54
         Loan Portfolio.........................................................................................55
         Deposits...............................................................................................58
         Return On Equity And Assets............................................................................59
         Short-Term Borrowings..................................................................................59

PRINCIPAL SHAREHOLDERS AND OWNERSHIP BY MANAGEMENT...............................................................60

COMPARATIVE MARKET AND DIVIDEND INFORMATION
         Nature of Trading Market................................................................................62
         Dividends...............................................................................................64

COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS
         Authorized But Unissued Shares..........................................................................65
         Dividend Rights.........................................................................................65
         Directors...............................................................................................66
         Quorum For Shareholders' Meetings.......................................................................67
         Meeting Participation By Use of Communication Equipment.................................................67
         Voting Rights...........................................................................................67
         Special Meetings........................................................................................68
         Notice Of Shareholder Meetings..........................................................................68
         Preemptive Rights.......................................................................................68
         Redemption And Assessment...............................................................................68
         Two-Thirds Majority Vote Required.......................................................................69
         Amendments To Articles And Regulations/Code Of By-Laws..................................................69
         Provisions Affecting Business Combinations And Changes In Control.......................................70
         First Financial Shareholder Rights Plan.................................................................72
         Transfer Agent And Registrar............................................................................72

ADJOURNMENT OF THE SPECIAL MEETING...............................................................................73

EXPERTS..........................................................................................................74

LEGAL MATTERS....................................................................................................74

WHERE YOU CAN FIND MORE INFORMATION..............................................................................75

SAND RIDGE FINANCIAL CORPORATION--MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996....................................................................F-1

SAND RIDGE FINANCIAL CORPORATION CONSOLIDATED FINANCIAL STATEMENTS
         Report Of Independent Auditors....................................................................... F-15
         Consolidated Balance Sheets - December 31, 1998 and 1997..............................................F-16
         Consolidated Statements Of Income -
           Years Ended December 31, 1998, 1997 and 1996........................................................F-17
         Consolidated Statements Of Comprehensive Income -
           Years Ended December 31, 1998, 1997 and 1996........................................................F-18
         Consolidated Statements Of Changes In Shareholders' Equity -
           Years Ended December 31, 1998, 1997 and 1996........................................................F-19
         Consolidated Statements Of Cash Flows -
           Years Ended December 31, 1998, 1997 and 1996........................................................F-20
         Notes To Consolidated Financial Statements............................................................F-22

APPENDICES
         Plan and Agreement of Merger....................................................................Appendix A
         Fairness Opinion................................................................................Appendix B
         Indiana Code Chapter 44.  Dissenters' Rights....................................................Appendix C

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q: WHY DO SAND RIDGE FINANCIAL CORPORATION AND FIRST FINANCIAL BANCORP. WANT TO MERGE?

A: Sand Ridge Financial believes shareholder value will increase and that its customers will benefit through an affiliation with First Financial. The Merger will expand First Financial's presence into a new market with a bank it believes has excellent potential for profitable growth.

Q.       WHAT CHANGES WILL I SEE IN SAND RIDGE BANK?

A: Virtually none. Sand Ridge Bank's name will not change and customers will continue to be served by the same employees and officers. The bank will continue to be guided by its present Board of Directors.

Q.       HOW WILL I BENEFIT?

A. Sand Ridge Financial's Board of Directors believes you will benefit from the financial terms of the Merger and from the greater marketability and liquidity of First Financial's stock. It is actively traded on the Nasdaq National Market (common stock symbol: FFBC); Sand Ridge Financial's stock is not actively traded.

Q.       WHAT WILL I RECEIVE FOR MY SAND RIDGE FINANCIAL SHARES?

A. You will receive 85.25 shares of First Financial common stock for each share of Sand Ridge Financial common stock which you own just before the Merger. First Financial will not issue fractional shares. Instead, you will receive cash for any fractional shares, based on the average closing price of First Financial common stock, as described in the Merger Agreement. Based on the closing price of First Financial common stock on April __, 1999, the value of 85.25 shares of First Financial common stock was $______. The number of shares of First Financial common stock to be received by Sand Ridge Financial shareholders may increase if the market value of First Financial common stock decreases relative to a peer group of other financial institution holding companies. See the Plan and Agreement of Merger, incorporated as Appendix A in this Proxy Statement-Prospectus, for more information.

Q.       WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We hope to complete the Merger as soon as possible after the Special Meeting, assuming the required shareholder approval is obtained. The Merger is also subject to required regulatory approvals and other conditions which must be met or waived before the Merger can occur. Either Sand Ridge Financial or First Financial may terminate the Merger if it does not occur on or before July 31, 1999.

Q.       WHAT DO I DO NOW?

A. After reviewing this document and the Merger Agreement, indicate on your proxy card how you want to vote, sign it and return it to us as soon as possible in the enclosed return envelope. You may attend the special shareholders' meeting and vote your shares in person rather than completing and returning your proxy card.

Q.       HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?

A. If you sign and return a proxy card and do not indicate how you wish to vote, your proxy will be voted in favor of the Merger.

Q.       WHAT WILL HAPPEN IF I DON'T VOTE?

A. If you do not return the proxy card or vote in person at the Special Meeting, it will have the same effect as if you voted "no." Please remember that the required vote of shareholders is based on the total number of outstanding shares and not the number of shares which are actually voted. For this reason, we encourage you to complete and return your proxy card.

Q.       WHAT IF I RETURN MY PROXY AND THEN CHANGE MY MIND?

A. You may revoke your proxy at any time prior to its exercise by submitting a written notice of revocation, properly completing a proxy of later date, or by attending the special shareholders' meeting and voting in person. See "THE SPECIAL MEETING - Voting And Revocation of Proxies" for more information.

Q. IF MY SHARES ARE HELD IN "STREET" NAME BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. Your broker will request instructions from you as to how you wish your shares to be voted and will vote your shares according to your instructions.

Q.       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A. No. After the Merger is completed, you will receive written instructions for exchanging your stock certificates.

Q.       WHAT RIGHTS DO I HAVE IF I DISSENT FROM THE MERGER?

A. If you dissent from the Merger and follow certain procedures described in Indiana Code Chapter 23-1-44, you will be entitled to receive the fair value of your Sand Ridge Financial common stock in cash. See "THE MERGER - Dissenters' Rights" for information on dissenters' rights and how to exercise them. A copy of Chapter 23-1-44 is included in this Proxy Statement - Prospectus as Appendix C.

Q.       WHAT ARE THE TAX CONSEQUENCES TO SHAREHOLDERS OF THE MERGER?

A. We expect the exchange of Sand Ridge Financial common stock for First Financial common stock to be tax free for federal income tax purposes. Sand Ridge Financial shareholders will recognize income or gain, however, on cash received for fractional shares or for cash received as a result of perfected dissenters' rights. See "THE MERGER Federal Income Tax Consequences Of The Merger" for more information concerning the tax consequences of the Merger.

Q.       DO I NEED TO READ THE ENTIRE PROXY STATEMENT-PROSPECTUS,
         INCLUDING APPENDICES?

A. Absolutely. Much of the Proxy Statement-Prospectus summarizes information set forth in greater detail elsewhere in the document or in the appendices to this document. Each summary is qualified in its entirety by reference to the document being summarized. For example, the summary of the Plan and Agreement of Merger contained in "THE MERGER AGREEMENT" is qualified in its entirety by reference to the full text of the Plan and Agreement of Merger, a copy of which is included in this Proxy Statement-Prospectus as Appendix A. If there are any differences, the information in the Plan and Agreement of Merger will control over the information in the summary. As a result, to fully understand the Merger and your rights as a Sand Ridge Financial shareholder, you will need to read carefully this entire document including appendices.

Q.       WHO CAN I CONTACT IF I HAVE MORE QUESTIONS ABOUT THE MERGER?

A. If you have questions concerning the Merger, please call Bruce E. Leep, Chairman of the Board of Directors, President and Chief Executive Officer of Sand Ridge Financial, at (219) 864-4204.

                                     SUMMARY

   This summary highlights selected information from this document. It does not contain all the information that is important to you. You should read this entire document carefully. For additional information, see "Where You Can Find More Information" (page 75).

   We call this document a Proxy Statement-Prospectus. It is a Proxy Statement sent by Sand Ridge Financial to you and the other shareholders of Sand Ridge Financial. It also is a Prospectus of First Financial Bancorp. covering the shares of First Financial common stock which you and the other shareholders of Sand Ridge Financial will receive if the Merger is completed. These First Financial Bancorp. shares have been registered with the Securities and Exchange Commission. Sand Ridge Financial has supplied the information in this document which relates to it, and First Financial Bancorp. has supplied the information which relates to it.


THE COMPANIES (PAGES 48 AND 50)

FIRST FINANCIAL BANCORP.
300 High Street
P.O. Box 476
Hamilton, Ohio 45012-0476
(513) 867-4700

First Financial is a bank holding company and savings and loan holding company that, through its subsidiaries, provides a full range of banking services to its customers located in selected communities in Ohio, Indiana and Michigan. First Financial has 105 offices in those three states and at December 31, 1998 had total assets of approximately $2.9 billion, deposits of approximately $2.3 billion and shareholders' equity of approximately $302 million.

SAND RIDGE FINANCIAL CORPORATION
2611 Highway Avenue
Highland, Indiana 46322
(219) 838-9500

Sand Ridge Financial is a one-bank holding company whose only subsidiary is an Indiana state chartered bank which operates in Highland, Indiana, which is approximately 20 miles southeast of Chicago. Sand Ridge Bank offers a diversified selection of loan and investment products to its customers.

THE MERGER (PAGE 42)

GENERAL

We propose a merger as a result of which Sand Ridge Financial will be acquired by and merged into First Financial, and Sand Ridge Financial's wholly owned subsidiary, Sand Ridge Bank, will become a wholly owned subsidiary of First Financial. We hope to complete the Merger by the end of July 1999. The Merger Agreement is the document that governs the Merger. We have attached this agreement as Appendix A to this Proxy Statement-Prospectus, and we encourage you to read it.

WHAT YOU WILL RECEIVE IN THE MERGER

The Merger Agreement provides that you will receive 85.25 shares of First Financial common stock for each share of Sand Ridge Financial common stock which you own just before the Merger. If (i) the average closing price, as defined in the Merger Agreement, of First Financial common stock falls below $23.2671, (ii) the SRFC Ratio (the average closing price divided by $26.5909) is less than the value of an index of peer financial institution holding companies (the "Index Ratio") and (iii) First Financial agrees to issue additional shares, the number of shares of First Financial common stock set forth in the preceding sentence that you will receive as a result of the Merger will increase. If the conditions set forth in subclauses (i) and (ii) above are satisfied and First Financial does not agree to issue additional shares, the Sand Ridge Financial Board of Directors may cancel the Merger as provided in the Merger Agreement. The Sand Ridge Financial Board of Directors has not decided yet whether it will cancel the Merger in this event.

You will receive only whole shares of First Financial stock and cash in payment for any fractional share. First Financial's stock trades on the Nasdaq National Market under the symbol "FFBC". On April ____, 1999, the last reported sale of First Financial common stock as reported on the Nasdaq National Market was $_________ per share.

The Sand Ridge Financial common stock is not traded on an established public market. The last known trading price of Sand Ridge Financial was $1,100 per share on December 8, 1998. Since there is not an established public trading market for the shares of Sand Ridge Financial common stock, the stock is not liquid and the price indicated above may not reflect the prices which would be paid for such shares on an active market.

You can obtain current stock price quotations for First Financial common stock ("FFBC") from a newspaper, on the Internet or by calling your broker.

REASONS FOR THE MERGER (PAGE 24)

The Sand Ridge Financial Board of Directors believes the Merger will benefit both you and Sand Ridge Financial for a number of reasons, including:

1. First Financial's offer was valued at 310% of book value by Hovde Financial, Inc., Sand Ridge Financial's investment advisor.

2. First Financial's stock is actively traded on the Nasdaq National Market; Sand Ridge Financial's stock is not actively traded.

3. First Financial's offer does not have any current, adverse tax consequences to Sand Ridge Financial shareholders, except for cash received for fractional shares and cash paid dissenting shareholders who exercise dissenters' rights.

4. Sand Ridge Financial shareholders will receive higher dividends after the Merger than Sand Ridge Financial is currently paying.

5. The banking philosophy of First Financial emphasizes community banking and autonomy of its subsidiaries; Sand Ridge Bank will continue to operate as a separate subsidiary with minimal changes to employees.

THE SPECIAL MEETING OF SHAREHOLDERS (PAGE 22)

We will hold a special meeting of Sand Ridge Financial shareholders at the main office of Sand Ridge Bank, 2611 Highway Avenue, Highland, Indiana 46322, at 9:00 a.m. local time, on May 12, 1999. At this meeting, we will ask you:

1.   To approve the Merger Agreement;

2. To permit the Special Meeting to be adjourned or postponed for the purpose of allowing additional time for the solicitation of votes to approve the Merger Agreement, if necessary; and

3. To act on any other matters that properly may be presented for a vote. Currently, we know of no other matters to be presented at the meeting.

OUR RECOMMENDATION (PAGE 24)

The Board of Directors of Sand Ridge Financial believes that the Merger is fair to you and in your best interests. The Board unanimously recommends that you vote "FOR" approval of the Merger Agreement

RECORD DATE; VOTING POWER (PAGE 23)

You may vote at the Special Meeting if you owned Sand Ridge Financial shares as of the close of business on April 1, 1999. You will have one vote for each share of Sand Ridge Financial common stock owned on that date.

VOTING REQUIRED AND VOTING AGREEMENT (PAGE 23)

To approve the Merger, Sand Ridge Financial shareholders holding at least two-thirds of the outstanding shares of Sand Ridge Financial common stock must vote to approve the Merger Agreement.

Together the directors and executive officers of Sand Ridge Financial can vote 28.2% of the shares entitled to vote at the Special Meeting. Based upon the unanimous recommendations of the Board, we expect Sand Ridge Financial's directors and officers to vote all of their shares to approve the Merger Agreement.

EXCHANGE OF CERTIFICATES (PAGE 42)

If the Merger is completed, your shares of Sand Ridge Financial common stock will be converted into shares of First Financial common stock, and you will need to exchange your Sand Ridge Financial stock certificates for First Financial stock certificates.

If we complete the Merger, we will send you detailed instructions on how to exchange your stock certificates. Please do not send us any stock certificates until you receive these instructions.

WHAT WE NEED TO DO TO COMPLETE THE MERGER (PAGE 43 )

The completion of the Merger depends on a number of conditions being met. These conditions are set forth in the Merger Agreement. Some of the conditions are:

1.   Sand Ridge Financial shareholders must approve the Merger Agreement.


2. Sand Ridge Financial and First Financial must receive all required regulatory approvals and certain waiting periods required by law must have passed;

3. There must be no governmental order blocking completion of the Merger, and no governmental proceeding trying to block the Merger;


4. Sand Ridge Financial and First Financial must receive legal opinions confirming that the Merger will be treated as a reorganization for U.S. federal income tax purposes; and

5. Sand Ridge Financial and First Financial must receive a letter from its independent accountants stating that the Merger will qualify for "pooling-of-interests" accounting treatment.

Unless prohibited by law, either First Financial or Sand Ridge Financial could waive a condition to the Merger that has not been satisfied and complete the Merger anyway.

We cannot be certain whether or when any of these conditions will be satisfied or waived if permissible. We cannot be certain that we will complete the Merger.

TERMINATION OF THE MERGER AGREEMENT (PAGE 45)

The two companies can agree at any time to terminate the Merger Agreement without completing the Merger, even if the Sand Ridge Financial shareholders have already approved the Merger. Either company also can terminate the Merger Agreement for a number of reasons, including:

1. if any court or governmental body has issued a final order prohibiting the Merger;

2.   if the Merger is not completed by July 31, 1999;

3.   if the Sand Ridge Financial shareholders do not approve the Merger; or

4. if the other company materially violates any of its representations, warranties or obligations under the Merger Agreement.

First Financial can terminate the Merger Agreement if the holders of 7.5% or more of the outstanding shares of Sand Ridge Financial common stock will be entitled to receive cash in exchange for their Sand Ridge Financial shares pursuant to perfected dissenters' rights under the Indiana law.

Sand Ridge Financial can terminate the Merger Agreement if:

1. The average trading price of First Financial common stock drops below $23.2671 per share; and

2. The ratio obtained by dividing First Financial's average trading price by $26.5909 is less than the specified ratio for a group of peer institutions; and

3. First Financial chooses not to issue additional shares of common stock within the limits required by the Merger Agreement.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 37)

We expect that neither of the two companies nor the shareholders of Sand Ridge Financial will recognize any gain or loss for U.S. federal income tax purposes in the Merger, except in connection with any cash that Sand Ridge Financial shareholders receive instead of fractional shares. Sand Ridge Financial and First Financial will each receive a legal opinion that this is the case.

However, these opinions do not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Sand Ridge Financial shareholder who exercises dissenters' rights under Indiana law.

Determining the actual tax consequences of the Merger to you as a taxpayer can be complicated. The tax treatment will depend on your specific situation and on many variables not within our control. You should consult your tax advisor for a full understanding of the Merger's tax consequences.

ACCOUNTING TREATMENT (PAGE 39)

We expect the Merger to qualify as a "pooling-of-interests," which means that, for accounting and financial reporting purposes, First Financial will treat Sand Ridge Financial as if it had always been a part of First Financial.


OPINION OF FINANCIAL ADVISOR (PAGE 27)

Among the other factors considered in deciding to approve the Merger, Sand Ridge Financial's Board of Directors considered the opinion of its financial advisor, Hovde Financial, Inc., that the value of the First Financial shares to be received for each share of Sand Ridge Financial common stock is fair to the holders of Sand Ridge Financial common stock from a financial point of view. We have attached this opinion to this Proxy Statement-Prospectus as Appendix B.

You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Hovde Financial, Inc., in rendering its opinion.


MANAGEMENT OF FIRST FINANCIAL AFTER THE MERGER (PAGE 32)

The current directors and executive officers of First Financial will remain unchanged after the Merger except that First Financial will appoint Bruce E. Leep, a member of the Board of Directors of Sand Ridge Bank, as a director of First Financial promptly after the consummation date of the Merger.


INTERESTS OF SAND RIDGE FINANCIAL'S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (PAGE 33)

Some directors and officers of Sand Ridge Financial have interests in the Merger that are different from your interests. The Merger Agreement contains certain provisions regarding the continuation or modification of benefits available to employees of Sand Ridge Financial. These modifications apply to all of Sand Ridge Financial's employees. The Board of Directors of Sand Ridge Financial was aware of these interests and took them into account in approving the Merger Agreement.


DIFFERENCES IN RIGHTS OF SHAREHOLDERS (PAGE 65)

The Indiana Business Corporation Law and Sand Ridge Financial's Certificate of Incorporation and Bylaws currently govern your rights as a shareholder of Sand Ridge Financial. First Financial is an Ohio corporation and, if the Merger is completed, the Ohio General Corporation Law and First Financial's Articles of Incorporation and Regulations will govern your shareholder rights.


DISSENTERS' RIGHTS (PAGE 34)

Indiana law permits holders of Sand Ridge Financial common stock to dissent from the Merger and to have the fair value of their stock appraised by a court and paid to them in cash. To do this, holders of dissenting shares must follow required procedures, including filing notices with us and either abstaining or voting against the Merger. If you dissent from the Merger and follow the required procedures, your shares of Sand Ridge Financial common stock will not become shares of First Financial common stock. Instead, your only right will be to receive the appraised value of your shares in cash. We have attached the applicable provisions of Indiana law related to dissenters' rights to this Proxy Statement-Prospectus as Appendix C.


REGULATORY APPROVALS (PAGE 40)

We cannot complete the Merger until the proposed transaction receives the approval of the Federal Reserve Board and 15 days expire after the receipt of such approval. Such 15 day period will become a 30 day period, however, if the United States Department of Justice issues an adverse comment relating to competitive factors. In addition, the Merger is also subject to approval by the Indiana Department of Financial Institutions. Approvals were received from the Federal Reserve Board and the Indiana Department of Financial Institutions on March 11, 1999.


RECENT DEVELOPMENTS (PAGE 48)

First Financial signed a plan and agreement of merger with Hebron Bancorp, Inc., Hebron, Kentucky ("Hebron Bancorp") on December 31, 1998. Shareholders of Hebron Bancorp will receive 20.3775 shares of First Financial Common Stock for each share of Hebron Bancorp stock. After the merger, Hebron Deposit Bank, Hebron Bancorp's only subsidiary, will become a wholly owned subsidiary of First Financial. Subject to numerous conditions, including shareholder and regulatory approval, the completion of this merger is not certain.

  SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA



                                                                              YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------------------
                                                       1998           1997             1996             1995                1994
                                                       ----           ----             ----             ----                ----
                                                                    (Dollars in thousands, except per share data)

SAND RIDGE FINANCIAL (HISTORICAL)
  Net earnings (A)                              $      5,448     $      4,993     $      4,884     $      4,158     $      3,639
  Total assets (period end)                          557,173          456,094          416,544          393,138          363,566
  Long-term borrowings (period end)                   13,712            4,686            3,500                0                0
  Net earnings per common share - basic (A) (1)        90.80            83.21            81.39            69.30            60.66
  Net earnings per common share - diluted              90.80            83.21            81.39            69.30            60.66
   (A) (1)
  Dividends declared per share                         18.00            17.00            16.00            15.00            14.00
  Book value per share (period end) (2)               742.21           661.34           576.49           516.70           404.64
  Average shares outstanding (B)                      60,000           60,000           60,000           60,000           60,000
  Shares outstanding (period end) (B)                 60,000           60,000           60,000           60,000           60,000

HEBRON BANCORP, INC. (HISTORICAL)
  Net earnings (A)                              $      1,419     $      1,531     $      1,263     $      1,027     $        816
  Total assets (period end)                          111,658           99,114           96,017           90,844           82,063
  Long-term borrowings (period end)                    1,730            1,127            1,194            1,260            1,320
  Net earnings per common share - basic (A) (1)        24.24            26.17            21.59            17.56            13.95
  Net earnings per common share - diluted              24.24            26.17            21.59            17.56            13.95
   (A) (1)
  Dividends declared per share                          5.50             5.00             4.00             2.50             2.20
  Book value per share (period end) (2)               196.65           176.36           152.21           134.24           120.50
  Average shares outstanding (B) (4)                  58,533           58,500           58,500           58,500           58,500
  Shares outstanding (period end) (B) (4)             60,000           58,500           58,500           58,500           58,500

FIRST FINANCIAL (HISTORICAL)
  Net earnings (A)                              $     44,106     $     40,308     $     33,940     $     31,789     $     28,173
  Total assets (period end)                        2,871,104        2,636,111        2,261,711        2,103,375        1,922,643
  Long-term borrowings (period end)                  105,335           41,054            6,506            2,820                0
  Net earnings per common share - basic (A) (1)         1.21             1.11             0.96             0.95             0.87
  Net earnings per common share - diluted               1.21             1.10             0.96             0.95             0.86
   (A) (1)
  Dividends declared per share (3)                      0.57             0.52             0.46             0.41             0.37
  Book value per share (period end) (2)                 8.34             7.86             7.27             6.76             5.99
  Average shares outstanding (B) (5)              36,375,686       36,402,415       35,359,522       33,243,500       32,505,024
  Shares outstanding (period end) (B) (5)         36,201,700       36,424,937       35,578,513       34,641,729       32,488,579


-----------

See Notes To Selected Unaudited Consolidated Financial Data And Per Share Data on page 10.

 SUMMARY OF SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA,
                                    CONTINUED



                                                                    YEARS ENDED DECEMBER 31,
                                                                    ------------------------
                                                   1998           1997           1996          1995          1994
                                                   ----           ----           ----          ----          ----
                                                          (Dollars in thousands, except per share data)

PRO-FORMA FIRST FINANCIAL & SAND RIDGE
FINANCIAL (6)
  Net earnings (A)                             $    49,554   $    45,301      $  38,824     $  35,947     $  31,812
  Net earnings per common share - basic (A)           1.19          1.09           0.96          0.94          0.85
   (1)
  Net earnings per common share - diluted             1.19          1.08           0.96          0.93          0.84
   (A) (1)
  Dividends declared per share - First                0.57          0.52           0.46          0.41          0.37
   Financial
  Book value per share (period end) (2)               8.39          7.85           7.21          6.67          5.82
  Average shares outstanding (B)                41,490,686    41,517,415     40,474,522    38,358,500    37,620,024
  Shares outstanding (period end) (B)           41,316,700    41,539,937     40,693,513    39,756,729    37,603,579

PRO-FORMA SAND RIDGE FINANCIAL ONE SHARE
EQUIVALENT ASSUMING MERGER OF FIRST
FINANCIAL & SAND RIDGE FINANCIAL AND 85.25
EXCHANGE RATIO (7)
  Net earnings per common share - basic (A)        $101.45        $92.92         $81.84        $80.14        $72.46
   (1)
  Net earnings per common share - diluted           101.45         92.07          81.84         79.28         71.61
   (A) (1)
  Dividends declared per share                       48.59         44.33          39.22         34.95         31.54
  Book value per share (2)                          715.25        669.21         614.65        568.62        496.16

PRO-FORMA FIRST FINANCIAL, SAND RIDGE
FINANCIAL  &  HEBRON BANCORP, INC.  (8)
  Net earnings (A)                             $    50,973   $    46,832    $    40,087   $    36,974   $    32,628
  Net earnings per common share - basic (A)           1.19          1.10           0.96          0.93          0.84
   (1)
  Net earnings per common share - diluted             1.19          1.09           0.96          0.93          0.83
   (A) (1)
  Dividends declared per share - First                0.57          0.52           0.46          0.41          0.37
   Financial
  Book value per share (period end) (2)               8.42          7.86           7.21          6.66          5.82
  Average shares outstanding (B)                42,713,366    42,740,065     41,697,172    39,581,150    38,842,674
  Shares outstanding (period end) (B)           42,539,350    42,762,587     41,916,163    40,979,379    38,826,229

PRO-FORMA SAND RIDGE FINANCIAL ONE SHARE
EQUIVALENT ASSUMING MERGER OF FIRST
FINANCIAL, SAND RIDGE FINANCIAL & HEBRON
BANCORP AND 85.25 EXCHANGE RATIO (7)
  Net earnings per common share - basic (A)        $101.45        $93.78         $81.84        $79.28        $71.61
   (1)
  Net earnings per common share - diluted           101.45         92.92          81.84         79.28         70.76
   (A) (1)
  Dividends declared per share                       48.59         44.33          39.22         34.95         31.54
  Book value per share (2)                          717.81        670.07         614.65        567.77        496.16

--------------------

(A) Before cumulative effect of changes in accounting principles.
(B) Average and period end shares outstanding are not rounded to the nearest thousand.

See Notes To Selected Unaudited Consolidated Financial Data And Per Share Data on page 10.

NOTES TO SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA AND PER SHARE DATA

(1) Earnings per common share - basic is calculated by dividing net earnings for the period by the average number of common shares outstanding for the period. Earnings per common share - diluted for First Financial includes the assumed exercise of outstanding stock options. Sand Ridge Financial and Hebron Bancorp do not have any potentially dilutive instruments outstanding.

(2) Book value per share is calculated by dividing total shareholders' equity at the end of the period by the number of shares outstanding at the end of the period.


(3) Dividend information on First Financial's subsidiaries which have merged with First Financial under the pooling-of-interests method after January 1, 1994 has not been recalculated or added to First Financial's historical dividend information. First Financial has adjusted historical information to reflect the issuance of stock splits and dividends.

(4) Hebron Bancorp owned 97.5% of the outstanding stock of Hebron Deposit Bank at December 31, 1997, 1996, 1995 and 1994. As of December 31, 1998, the minority shareholders of Hebron Deposit Bank had traded their bank stock for shares of Hebron Bancorp, thereby increasing the total outstanding stock of Hebron Bancorp to 60,000 shares and making Hebron Deposit Bank a wholly owned subsidiary of Hebron Bancorp. The proforma financial data assumes 60,000 shares of Hebron Bancorp were outstanding at January 1, 1994.


(5) The shares outstanding data for First Financial has been adjusted to reflect treasury stock transactions.


(6) The PRO-FORMA FIRST FINANCIAL & SAND RIDGE FINANCIAL reflects the combined results of First Financial and Sand Ridge Financial after giving effect to the pooling-of-interests method of accounting. For illustrative purposes, the combined results assume the Merger was consummated on January 1, 1994.


         The per share data, average shares outstanding and shares outstanding (period end) were calculated assuming the issuance of 5,115,000 shares of First Financial Common Stock for all outstanding shares of Sand Ridge Financial.


(7) Upon consummation of the Merger, each Sand Ridge Financial shareholder will be entitled to receive First Financial shares equal to the total number of shares of Sand Ridge Financial Common Stock owned by such shareholder multiplied by the Exchange Ratio. The Exchange Ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial Common Stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial Common Stock. Since the Exchange Ratio is not determinable at the printing of this Proxy Statement-Prospectus, the one share equivalent pro-forma net earnings, dividends and book value per share for Sand Ridge Financial was calculated assuming an Exchange Ratio of 85.25 and are shown for illustrative purposes only.

(8) The PRO-FORMA FIRST FINANCIAL, SAND RIDGE FINANCIAL & HEBRON BANCORP, INC. reflects the combined results of First Financial, Sand Ridge Financial and Hebron Bancorp, Inc. after giving effect to the pooling-of-interests method of accounting. For illustrative purposes, the combined results assume the mergers were consummated on January 1, 1994.


         The per share data, average shares outstanding and shares outstanding (period end) were calculated assuming the issuance of 5,115,000 shares of First Financial Common Stock for all outstanding shares of Sand Ridge Financial and the issuance of 1,222,650 shares of First Financial Common Stock for all outstanding shares of Hebron Bancorp, Inc.

        SUMMARY OF PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

         The following pro-forma unaudited consolidated balance sheet as of December 31, 1998 and the pro-forma unaudited consolidated statements of earnings for the years ended December 31, 1998, 1997 and 1996 indicate the pro-forma effects of the mergers of Sand Ridge Financial and Hebron Bancorp, Inc. ("Hebron Bancorp") into First Financial and the issuance of shares of First Financial Common Stock in exchange for all of the outstanding shares of Sand Ridge Financial and Hebron Bancorp common stock using the pooling-of-interests method of accounting. Each share of Sand Ridge Financial Common Stock and Hebron Bancorp Common Stock will be canceled and extinguished in consideration and exchange for a number of shares of First Financial Common Stock equal to their respective exchange ratios. The pro-forma information has been calculated assuming the issuance of 5,115,000 shares of First Financial Common Stock for Sand Ridge Financial Common Stock and the issuance of 1,222,650 shares of First Financial Common Stock for Hebron Bancorp Common Stock. These are the aggregate number of shares to be issued according to the respective merger agreements.

         The pro-forma information for First Financial and Sand Ridge Financial is based on their historical financial statements, giving effect to the accounting method proposed and the assumptions and adjustments in the accompanying notes to the pro-forma financial statements. Hebron Bancorp uses a June 30 fiscal year. For purposes of the pro-forma unaudited consolidated financial statements, their statements of earnings have been adjusted to reflect the years ended December 31. Even though Hebron Bancorp uses a June 30 fiscal year for reporting purposes, its internal books and records are maintained on a calendar year basis. Hebron Bancorp's internal financial statements were therefore used for the pro-forma financial information on the following pages.

         These pro-forma unaudited statements are presented for illustrative purposes only and may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro-forma unaudited financial statements should be read in conjunction with the audited and unaudited financial statements and related notes set forth or incorporated by reference in this Proxy Statement-Prospectus.

                 PRO-FORMA UNAUDITED CONSOLIDATED BALANCE SHEET
                              AT DECEMBER 31, 1998

                                         First         Sand Ridge                      Consolidated
                                       Financial        Financial        Hebron         Pro-forma
                                       ---------        ---------        ------         ---------
                                                        (Dollars in thousands)

ASSETS
Cash and due from banks              $   136,489      $    25,223     $     2,788     $   164,500
Interest-bearing
  Deposits with other
  Banks                                    2,498              100               0           2,598
Federal funds sold and
  Securities purchased
  Under agreements to
  Resell                                   4,921                0           3,733           8,654
Investment securities                    348,095          205,623          33,927         587,645
Loans, net of unearned
  Income and allowance
  for loan losses                      2,237,189          313,614          68,543       2,619,346
Premises and equipment                    50,902            6,077           1,127          58,106
Accrued interest and
  Other assets                            91,010            6,536           1,540          99,086
                                     -----------      -----------     -----------     -----------
TOTAL ASSETS                         $ 2,871,104      $   557,173     $   111,658     $ 3,539,935
                                     ===========      ===========     ===========     ===========

LIABILITIES
Deposits                             $ 2,326,596      $   449,102     $    96,369     $ 2,872,067
Short term borrowings                    109,363           44,419           1,282         155,065
Long term borrowings                     105,335           13,712           1,730         120,776
Accrued interest and
  Other liabilities                       27,877            5,407             478          33,762
                                     -----------      -----------     -----------     -----------
TOTAL LIABILITIES                      2,569,171          512,640          99,859       3,181,670

SHAREHOLDERS' EQUITY
Common stock                             298,285              600 (B)         120 (D)     306,709
Surplus                                        0            4,600 (B)       3,104 (D)           0
Retained earnings                          5,366           36,411           8,383          50,160
Accumulated comprehensive income           1,835            2,922             192           4,949
Restricted stock awards                     (408)               0               0            (408)
Treasury stock, at cost                   (3,145)               0               0          (3,145)
                                     -----------      -----------     -----------     -----------

TOTAL SHAREHOLDERS
  EQUITY                                 301,933           44,533          11,799         358,265
                                     -----------      -----------     -----------     -----------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY               $ 2,871,104      $   557,173     $   111,658     $ 3,539,935
                                     ===========      ===========     ===========     ===========



--------------------

See Notes to the Pro-forma Unaudited Consolidated Financial Statements on page
16.

             PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                     First         Sand Ridge                    Consolidated
                                   Financial       Financial        Hebron         Pro-forma
                                   ---------       ---------        ------         ---------
                                       (Dollars in thousands, except per share data)

INTEREST INCOME:
  Loans, including fees           $   193,924     $    24,295     $     6,344     $   224,563
  Investment securities                24,897          10,898           1,315          37,110
  Other                                   690             149             254           1,093
                                  -----------     -----------     -----------     -----------
  Total interest income               219,511          35,342           7,913         262,766

INTEREST EXPENSE:
  Deposits                             80,282          16,556           3,752         100,590
  Short-term borrowings                 4,204             597              76           4,877
  Long-term borrowings                  3,961             898             108           4,967
                                  -----------     -----------     -----------     -----------
  Total interest expense               88,447          18,051           3,936         110,434
                                  -----------     -----------     -----------     -----------
  Net interest income                 131,064          17,291           3,977         152,332
  Provision for loan
    Losses                              6,077           2,050             120           8,247
                                  -----------     -----------     -----------     -----------
  Net interest income
    After provision for
    Loan losses                       124,987          15,241           3,857         144,085
NONINTEREST INCOME                     34,341           4,533             545          39,419
NONINTEREST EXPENSES                   92,739          12,681           2,431         107,851
                                  -----------     -----------     -----------     -----------
INCOME BEFORE INCOME
  TAXES                                66,589           7,093           1,971          75,653
Income tax expense                     22,483           1,645             552          24,680
                                  -----------     -----------     -----------     -----------
NET EARNINGS                      $    44,106     $     5,448     $     1,419     $    50,973
                                  ===========     ===========     ===========     ===========


NET EARNINGS PER COMMON SHARE
  Basic                           $      1.21     $     90.80     $     24.24     $      1.19
                                  ===========     ===========     ===========     ===========
  Diluted                         $      1.21     $     90.80     $     24.24     $      1.19
                                  ===========     ===========     ===========     ===========

AVERAGE SHARES
  OUTSTANDING                      36,375,686          60,000 (A)      58,533 (C)  42,713,336
                                  ===========     ===========     ===========     ===========


--------------------

See Notes to the Pro-forma Unaudited Consolidated Financial Statements on page
16.

                        PRO-FORMA UNAUDITED CONSOLIDATED
                             STATEMENTS OF EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                     First        Sand Ridge                     Consolidated
                                   Financial      Financial         Hebron         Pro-forma
                                   ---------      ---------         ------         ---------
                                       (Dollars in thousands, except per share data)

INTEREST INCOME:
  Loans, including fees           $   166,336     $    22,642     $     6,443     $   195,421
  Investment securities                24,997           8,498           1,180          34,675
  Other                                   852             982             146           1,980
                                  -----------     -----------     -----------     -----------
  Total interest income               192,185          32,122           7,769         232,076

INTEREST EXPENSE:
  Deposits                             70,311          15,719           3,273          89,303
  Short-term borrowings                 5,518              69             133           5,720
  Long-term borrowings                  1,004             469              80           1,553
                                  -----------     -----------     -----------     -----------
  Total interest expense               76,833          16,257           3,486          96,576
                                  -----------     -----------     -----------     -----------
  Net interest income                 115,352          15,865           4,283         135,500
  Provision for loan
    Losses                              4,736           1,800             120           6,656
                                  -----------     -----------     -----------     -----------
  Net interest income
    After provision for
    Loan losses                       110,616          14,065           4,163         128,844
NONINTEREST INCOME                     26,977           3,851             384          31,212
NONINTEREST EXPENSES                   77,677          11,229           2,323          91,229
                                  -----------     -----------     -----------     -----------
INCOME BEFORE INCOME
  TAXES                                59,916           6,687           2,224          68,827
Income tax expense                     19,608           1,694             693          21,995
                                  -----------     -----------     -----------     -----------
NET EARNINGS                      $    40,308     $     4,993     $     1,531     $    46,832
                                  ===========     ===========     ===========     ===========


NET EARNINGS PER COMMON SHARE
  Basic                           $      1.11     $     83.21     $     26.17     $      1.10
                                  ===========     ===========     ===========     ===========
  Diluted                         $      1.10     $     83.21     $     26.17     $      1.09
                                  ===========     ===========     ===========     ===========

AVERAGE SHARES OUTSTANDING
                                   36,402,415          60,000 (A)      58,500 (C) $42,740,065
                                  ===========     ===========     ===========     ===========


--------------------

See Notes to the Pro-forma Unaudited Consolidated Financial Statements on page
16.

             PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                         First          Sand Ridge                            Consolidated
                                       Financial         Financial           Hebron            Pro-forma
                                       ---------         ---------           ------            ---------
                                              (Dollars in thousands, except per share data)

INTEREST INCOME:
  Loans, including fees              $   144,941        $    21,149        $     5,707        $   171,797
  Investment securities                   25,377              7,448              1,474             34,299
  Other                                      957                335                151              1,443
                                     -----------        -----------        -----------        -----------
  Total interest income                  171,275             28,932              7,332            207,539

INTEREST EXPENSE:
  Deposits                                65,907             14,052              3,419             83,378
  Short-term borrowings                    3,521                271                148              3,940
  Long-term borrowings                       279                149                 81                509
                                     -----------        -----------        -----------        -----------
  Total interest expense                  69,707             14,472              3,648             87,827
                                     -----------        -----------        -----------        -----------
  Net interest income                    101,568             14,460              3,684            119,712
  Provision for loan
    Losses                                 3,433              1,440                156              5,029
                                     -----------        -----------        -----------        -----------
  Net interest income
    After provision for
    Loan losses                           98,135             13,020              3,528            114,683
NONINTEREST INCOME                        22,097              3,277                373             25,747
NONINTEREST EXPENSES                      71,261              9,499              2,057             82,817
                                     -----------        -----------        -----------        -----------
INCOME BEFORE INCOME
  TAXES                                   48,971              6,798              1,844             57,613
Income tax expense                        15,031              1,914                581             17,526
                                     ===========        ===========        ===========        ===========
NET EARNINGS                         $    33,940        $     4,884        $     1,263        $    40,087
                                     ===========        ===========        ===========        ===========

NET EARNINGS PER COMMON SHARE
  Basic                              $      0.96        $     81.39        $     21.59        $      0.96
                                     ===========        ===========        ===========        ===========
  Diluted                            $      0.96        $     81.39        $     21.59        $      0.96
                                     ===========        ===========        ===========        ===========

AVERAGE SHARES OUTSTANDING
                                      35,359,522             60,000 (A)         58,500 (C)     41,697,172
                                     ===========        ===========        ===========        ===========


--------------------

See Notes to the Pro-forma Unaudited Consolidated Financial Statements on page
16.

       NOTES TO THE PRO-FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


General

         Reclassification of information has been made at times to provide consistency in the presentation of financial information for the corporations involved. These reclassifications are not material in nature and had no effect on net earnings.


         Listed below are certain costs that are directly attributable to the Merger with Sand Ridge Financial and some of these can reasonably be expected to be included in the expenses of First Financial during the next 12 months. At December 31, 1998, Sand Ridge Financial had not expensed any costs related to the Merger. The following costs were not considered in the preparation of the Pro-forma Unaudited Consolidated Financial Statements.



                    Classification                                  Amount
                    --------------                                  ------
                                    (Dollars in thousands)

                    Legal                                           $  245
                    Accounting                                         225
                    Financial advisor                                2,000
                    Regulatory filing fees                              25
                    Other                                               70
                                                                    ------
                    Total                                           $2,565
                                                                    ======



(A) First Financial is offering to exchange an aggregate total of 5,115,000 shares of First Financial Common Stock for outstanding shares of Sand Ridge Financial Common Stock. The exact number of First Financial shares to be issued for each share of Sand Ridge Financial Common Stock will be calculated by dividing 5,115,000 by the aggregate number of shares of Sand Ridge Financial Common Stock issued and outstanding immediately prior to the consummation date of the Merger (the "Effective Time"). The Exchange Ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial Common Stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial Common Stock.


         If the Merger was consummated on April __, 1999, the Exchange Ratio would be 85.25 shares of First Financial Common Stock for each share of Sand Ridge Financial Common Stock.


(B) First Financial Common Stock and Sand Ridge Financial Common Stock do not have par values. Sand Ridge Financial Common Stock, however, has a stated value of $10.00 per share, while First Financial Common Stock does not have a stated value. Since First Financial Common Stock does not have a stated value, its capital accounts do not include an "additional paid-in capital" or "surplus" account. As a result, Sand Ridge Financial's additional paid in capital was transferred to its "common stock" account in the "consolidated pro-forma" column, as shown in the table below:




                                                               Sand Ridge        Transfer         Sand Ridge
                                                               Financial           From           Financial
                                                                 Actual           Surplus         Pro-forma
                                                                 ------           -------         ---------
                                                                          (Dollars in thousands)

                    Common stock                                 $  600          $ 4,600            $5,200
                    Surplus                                       4,600           (4,600)                0
                                                                 ------          -------            ------
                    Total common stock and surplus               $5,200          $     0            $5,200
                                                                 ======          =======            ======

         The consolidated pro-forma shareholders' equity per share was calculated assuming the issuance of 5,115,000 shares of First Financial Common Stock, which is the number of shares that would have been issued if the Merger was effective April __, 1999. The use of the number of shares is for illustrative purposes only and does not attempt to predict the actual number of shares that will be exchanged in the Merger.

(C) First Financial is offering to exchange an aggregate total of 1,222,650 shares of First Financial Common Stock for outstanding shares of Hebron Bancorp Common Stock. The exact number of First Financial shares to be issued for each share of Hebron Bancorp Common Stock will be calculated by dividing 1,222,650 by the aggregate number of shares of Hebron Bancorp Common Stock issued and outstanding immediately prior to the effective time for this merger. The exchange ratio will be appropriately adjusted in the event of the subdivision or split of the outstanding First Financial Common Stock, a capital reorganization, or a reclassification or recapitalization affecting First Financial Common Stock.

         If the merger was consummated on April __, 1999, the exchange ratio would be 20.3775 shares of First Financial Common Stock for each share of Hebron Bancorp Common Stock.

(D) First Financial Common Stock and Hebron Bancorp Common Stock do not have par values. Hebron Bancorp Common Stock, however, has a stated value of $2.00 per share, while First Financial Common Stock does not have a stated value. Since First Financial Common Stock does not have a stated value, its capital accounts do not include an "additional paid-in capital" or "surplus" account. As a result, Sand Ridge Financial's additional paid in capital was transferred to its "common stock" account in the "consolidated pro-forma" column, as shown in the table below:




                                                                 Hebron          Transfer          Hebron
                                                                Bancorp            From           Bancorp
                                                                 Actual          Surplus         Pro-forma
                                                                 ------          -------         ---------
                                                                         (Dollars in thousands)

                    Common stock                                 $  120          $3,104            $3,224
                    Surplus                                       3,104          (3,104)                0
                                                                 ------          ------            ------
                    Total common stock and surplus               $3,224          $    0            $3,224
                                                                 ======          ======            ======

                                  RISK FACTORS


In making your determination as to how to vote on the Merger, you should consider the following factors:

Risks Relating To The Merger
----------------------------

THE EXCHANGE RATIO IS FIXED AND WILL NOT BE ADJUSTED TO REFLECT CHANGES IN STOCK VALUE PRIOR TO THE CONSUMMATION OF THE MERGER , UNLESS FIRST FINANCIAL'S MARKET PRICE PER SHARE DECREASES RELATIVE TO A PEER GROUP OF FINANCIAL INSTITUTION HOLDING COMPANIES.

The precise value of the merger consideration to be paid to Sand Ridge Financial's shareholders will not be known at the time of the Special Meeting. The Merger Agreement provides that shareholders will receive 85.25 shares of First Financial common stock for each share of Sand Ridge Financial common stock. This exchange ratio is fixed and will not be adjusted to reflect any changes in the value of First Financial common stock between the date of the Merger Agreement and the consummation date of the Merger, except for a decline in the market value of First Financial common stock relative to a peer group of other financial institution holding companies. See "THE MERGER AGREEMENT - First Financial Average Closing Price And Termination Of The Merger" for more information.

AFTER THE SPECIAL MEETING, SAND RIDGE FINANCIAL'S BOARD MAY AGREE TO REVISED MERGER CONSIDERATION OR COULD TERMINATE THE MERGER IN CERTAIN EVENTS.

The merger consideration that you receive in the Merger could be different than the currently contemplated exchange ratio or the Merger could be canceled even though a majority of Sand Ridge Financial's shareholders voted in favor of the Merger. If First Financial's average closing price, as defined in the Merger Agreement, is less than $23.2671 and if the SRFC Ratio (the average closing price divided by $26.5909) is less than an index of financial institution holding company stocks listed in the Merger Agreement (the "Index Ratio"), Sand Ridge Financial's Board of Directors may, at its option, request First Financial to increase the number of First Financial Common Stock shares to be issued in the Merger, according to a formula described in the Merger Agreement. If First Financial decides not to increase the number of shares to be issued and without resoliciting the approval of Sand Ridge Financial's shareholders, Sand Ridge Financial's board will have the authority to either consummate the Merger for the consideration previously described or terminate the Merger.

First Financial's average closing price, the SRFC Ratio and the Index Ratio will not be computed any sooner than two days following the date of the Special Meeting of shareholders. Therefore, Sand Ridge Financial's Board of Directors will not be able to determine if it has the right to request an increased number of First Financial common stock shares, and if it has such right, whether it will exercise such right, until after the date of the Special Meeting of shareholders. If the above conditions are satisfied and First Financial decides not to increase the number of shares of First Financial common stock to be issued, Sand Ridge Financial's Board of Directors may elect to terminate the Merger Agreement even though it has been approved by a majority of the shareholders of Sand Ridge Financial.

As of the date of this Proxy Statement-Prospectus, the average closing price of First Financial common stock was $_______, the SRFC Ratio would be ______% and the Index Ratio would be ______%. If the valuation date was the date of this Proxy Statement-Prospectus, Sand Ridge Financial's Board of Directors [would/would not] have the option of terminating the Merger Agreement. See "THE MERGER AGREEMENT - First Financial Average Closing Price And Termination Of The Merger" for more information.

SAND RIDGE FINANCIAL'S SHAREHOLDERS WILL HAVE NO CONTROL OF FIRST FINANCIAL'S FUTURE OPERATIONS.

Sand Ridge Financial's shareholders own 100% of Sand Ridge Financial and, in the aggregate, have the power to approve or reject any matters requiring the approval of shareholders under Indiana law and Sand Ridge Financial's Articles of Incorporation. After Sand Ridge Financial Corporation and Hebron Bancorp merge with and into First Financial, Sand Ridge Financial's shareholders, in the aggregate, will own approximately 12.02% of the outstanding shares of First Financial, based on First Financial shares outstanding at December 31, 1998. Even if all former Sand Ridge Financial shareholders vote in concert on items which may be presented to First Financial shareholders, they will probably not have a major impact on whether such items are approved or rejected.

Post-Merger Risks
-----------------

FIRST FINANCIAL'S ACQUISITION STRATEGY COULD POSE RISKS.

First Financial has grown through acquisitions during recent years and anticipates that it will make additional acquisitions in the future. First Financial may need to issue additional common stock to pay for future acquisitions, which would further dilute the ownership interest of First Financial shareholders, including former Sand Ridge Financial shareholders. Future acquisitions may also require First Financial to use substantial cash or other liquid assets or to incur debt. If this occurs, First Financial may be more susceptible to economic downturns and competitive pressures.

FIRST FINANCIAL NEEDS TO BE PREPARED FOR THE YEAR 2000.

Potential system disruptions that may occur because of the Year 2000 issue could adversely affect First Financial's operations and profitability. Although First Financial has devoted significant resources in both money and time to the remediation of its systems in preparation for the Year 2000 and believes its systems will be Year 2000 compliant, some factors are not within First Financial's control and could disrupt its operations. Such factors could include increased withdrawal demand as the year 2000 approaches and the affect on First Financial's liquidity and the Year 2000 preparedness of First Financial's loan customers and the risk for increased loan losses. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - YEAR 2000 ISSUES" in First Financial's 1998 Annual Report to its shareholders, which is incorporated by reference, for a more thorough discussion of First Financial's Year 2000 preparations.

THE FINANCIAL SERVICES INDUSTRY IS EXTREMELY COMPETITIVE.

First Financial's affiliates compete with other commercial banks, thrift institutions and other financial service providers. Competitors now include securities dealers, brokers, mortgage bankers, investment advisors, finance companies and insurance companies. Many of the newer competitors offer one-stop financial services to their customers that may include services that banks may not have been able or legally permitted to offer their customers in the past. The increasingly competitive environment is largely the result of changes in regulation and technology and continuing consolidation of the banking and thrift industry. First Financial's ability to increase shareholder value will depend, in part, on its ability to offer financial services, products, and delivery systems that meet the needs and demands of its customers.

ECONOMIC CHANGES COULD AFFECT FIRST FINANCIAL'S PROFITABILITY.

First Financial's income is heavily dependent on its net interest income - the difference between earnings from interest-earning assets such as loans and investments and the rates paid for interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors beyond First Financial's control, including general economic conditions, the policies of various governmental and regulatory agencies, and general interest rate levels. Fluctuations in these areas may adversely affect the profitability of First Financial.

GOVERNMENTAL REGULATION AND LEGISLATION COULD LIMIT FIRST FINANCIAL'S FUTURE GROWTH.

First Financial and its subsidiaries are subject to regulation and supervision by various federal and state governmental agencies. Regulations issued by these agencies may change in the future and could negatively influence First Financial's ability to expand services and increase the value of its business.

The regulation of the national supply of bank credit in an effort to prevent recession and restrain inflation is an important function of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among the procedures used to implement these objectives are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements on member bank deposits. These procedures are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits and their use may also affect interest rates charged on loans or paid for deposits. Such policies and procedures of the Federal Reserve Board will likely have significant impact on the operating results of the banking industry in general. The effect, if any, upon the future business and earnings of First Financial cannot accurately be predicted.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

This document, including information included or incorporated by reference herein, contains or may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of First Financial and Sand Ridge Financial, including statements preceded by, followed by or that include the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risks described above.

                               THE SPECIAL MEETING



         Sand Ridge Financial Corporation, an Indiana corporation ("Sand Ridge Financial"), is mailing this Proxy Statement-Prospectus to holders of shares of its common stock ("Sand Ridge Financial Common Stock") on or about April __, 1999, together with a notice of a Special Meeting of Shareholders and a form of proxy solicited by the Board of Directors of Sand Ridge Financial for use at the Special Meeting.



Time And Place; Purpose
-----------------------


         The Special Meeting will be at the main office of Sand Ridge Bank, 2611 Highway Avenue, Highland, Indiana 46322, starting at 9:00 a.m., local time, on May 12, 1999. At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the Merger Agreement. Pursuant to the Merger Agreement, Sand Ridge Financial will be merged into First Financial and Sand Ridge Bank will become a wholly owned subsidiary of First Financial.



Voting And Revocation Of Proxies
--------------------------------

         You may use the accompanying proxy card if you are unable to attend the Special Meeting in person or wish to have your shares voted by proxy even if you do attend the Special Meeting. You may revoke any proxy that you give at any time before it is exercised, either by submitting a written notice of revocation or a properly executed proxy of a later date, or by attending the Special Meeting and voting in person. You should address the written notice of revocation and other communications with respect to the revocation of Sand Ridge Financial proxies to Sand Ridge Financial Corporation, 2611 Highway Avenue, Highland, Indiana 46322, Attention "Secretary."

         All shares of Sand Ridge Financial Common Stock represented by properly executed proxies received prior to or at the Special Meeting and not revoked before they are exercised will be voted in accordance with the instructions indicated in such proxies. If you do not specify how your proxy is to be voted, it will be voted "FOR" the Merger Agreement.

Solicitation Of Proxies
-----------------------

         Sand Ridge Financial will pay the expenses of solicitation of proxies for the Special Meeting. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Sand Ridge without additional compensation and by telephone, teletype, facsimile or similar method. Sand Ridge will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners and to secure their voting instructions, if necessary. Sand Ridge Financial will reimburse these record holders for their reasonable expenses in forwarding such materials.

Record Date And Voting Rights
-----------------------------


         RECORD DATE. The Sand Ridge Financial Board has fixed the close of business on April 1, 1999 as the record date for determining the Sand Ridge Financial shareholders entitled to notice of and to vote at the Special Meeting (the "Record Date"). You will be entitled to vote at the Special Meeting if you are a shareholder of record on the close of business on the Record Date. As of the Record Date, there were 60,000 shares of Sand Ridge Financial Common Stock outstanding and entitled to vote.


         VOTING RIGHTS. Each share of Sand Ridge Financial Common Stock entitles its holder to one vote.

         VOTE REQUIRED. As permitted by the Indiana Business Corporation Law (the "IBCL") and the Sand Ridge Financial Certificate of Incorporation, the affirmative vote of the holders of two-thirds of the shares of Sand Ridge Financial Common Stock outstanding on the Record Date is required to approve and adopt the Merger Agreement.

         As of the close of business on the Record Date, there were 60,000 shares of Sand Ridge Financial Common Stock outstanding and entitled to vote, and there were 337 holders of record of shares of Sand Ridge Financial Common Stock. On such date, the directors and executive officers of Sand Ridge Financial as a group beneficially owned 16,918 shares of Sand Ridge Financial Common Stock, an amount equal to 28.2% of the shares of Sand Ridge Financial Common Stock issued and outstanding on such date. The directors and executive officers have indicated their intention to vote for the Merger.

         If less than two-thirds of the outstanding shares of Sand Ridge Financial Common Stock are present at the Special Meeting, we expect that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes. At any subsequent reconvening of the Special Meeting, we will vote all proxies in the same manner as they would have been voted at the original convening of the Special Meeting, except for any proxies that have been revoked or withdrawn.


         ABSTENTIONS AND BROKER NON-VOTES. A properly executed proxy marked "Abstain" will not be voted on the Merger Agreement proposal. Also, brokers who hold Sand Ridge Financial Common Stock in "street" name for customers cannot vote these shares on the Merger Agreement proposal without specific instructions from their customers.

         SINCE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF SAND RIDGE FINANCIAL COMMON STOCK, YOUR FAILURE TO VOTE, YOUR ABSTENTION OR, IF YOUR SHARES ARE HELD IN "STREET" NAME, YOUR FAILURE TO INSTRUCT YOUR BROKER ALL WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. ACCORDINGLY, THE SAND RIDGE FINANCIAL BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

                                   THE MERGER



         This section of the Proxy Statement-Prospectus describes certain of the more important aspects of the Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is set forth in Appendix A to this Proxy Statement-Prospectus. All shareholders are urged to read the Merger Agreement in its entirety.



Background Of And Reasons For The Merger
----------------------------------------

         As part of its continuing efforts to maximize shareholder value, Sand Ridge Financial's Board of Directors has considered various strategic options from time to time, including the possibility of seeking a merger with another financial institution.

         In recent years, there has been, and there continues to be, substantial consolidation in the United States banking and financial services industry. This trend is necessarily of concern to smaller institutions like Sand Ridge Financial because larger entities that emerge from consolidations may acquire substantial competitive advantages. Sand Ridge Financial has been dedicated to the goal of providing superior banking services, and in analyzing strategic alternatives has always sought to ensure that the alternatives being considered can reasonably be expected to result in improved services as well as enhanced shareholder value.

         In May of 1998, the Sand Ridge Financial Board decided to obtain independent assistance in a strategic review of available options. The Sand Ridge Financial Board retained outside financial advisors, Hovde Financial, Inc. ("Hovde"), to assist Sand Ridge Financial in reviewing market conditions and in evaluating strategic alternatives. Prior to retaining Hovde, some of the directors of the Sand Ridge Financial Board interviewed members of an unrelated client to whom Hovde had provided investment banking services. In making its selection, the Sand Ridge Financial Board determined to its satisfaction that Hovde had extensive experience in advising financial institutions regarding strategic alternatives, had a sizeable staff with the desired qualifications and provided a fee estimate that was fair and reasonable.

         Hovde presented its strategic review materials to Sand Ridge Financial's Board on June 4, 1998. After careful and thorough discussion of the various alternatives, Sand Ridge Financial's Board determined to consider the merger of Sand Ridge Financial.

         In seeking potential acquirers, Sand Ridge Financial's Board had a number of criteria for selecting a merger partner. The criteria included:

         a.       active and broad marketability of acquirer's stock;

         b. a control premium that reflected Sand Ridge Financial's financial condition;

         c. attractive relative valuation of acquirer's stock with prospects for price appreciation better than those for Sand Ridge Financial's stock;

         d. a transaction with little or no adverse tax consequences for the shareholders;

         e.       possible higher dividends for shareholders;

         f. a sizeable acquirer with a diversified product base and revenue stream;

         g. benefit plans which were comparable to Sand Ridge Financial's plans;

         h.       minimal dislocation of employees;

         i. a willingness to retain Sand Ridge Bank as a separate subsidiary;

         j.       an acquirer which was a good corporate citizen;

         k. an acquirer which would maintain a diverse and competitive source of commercial bank products and services for Sand Ridge Financial's customers; and

         l.       as few contingencies as possible to closing.

         The Board authorized Hovde to contact a number of other bank holding companies to assess their interest in pursuing a strategic affiliation with Sand Ridge Financial. Institutions contacted included companies which Sand Ridge Financial and Hovde believed would have strategic interest in Sand Ridge Financial and the financial ability to acquire Sand Ridge Financial. After receipt of written preliminary indications of interest from five companies, subject to due diligence, three companies were offered the opportunity to conduct a detailed business review of Sand Ridge Financial in order to formulate a firm offer which would not be conditional upon the performance of a further business review by the offeror. All three companies availed themselves of this opportunity. In October, 1998, each of the three conducted in-depth examinations of the books, records and operations of Sand Ridge Financial and had discussions with executive management and the Board of Directors.

         Upon conclusion of their examinations, each of the companies that had conducted a business review submitted offers for stock.

         After careful review of the consideration offered and of the merger selection criteria, the Sand Ridge Financial Board determined on November 3, 1998, that the stock offer from First Financial was the most attractive offer. The stock offer from First Financial was at a fixed Exchange Ratio, except in certain limited circumstances, of 85.25 shares of First Financial common Stock for each share of Sand Ridge Financial's Common Stock, producing a price of approximately $2,266.00 per Sand Ridge Financial share, based on First Financial's share price on October 29, 1998.

         In addition to determining that the consideration offered by First Financial was superior to other offers, the Sand Ridge Financial Board determined that First Financial and First Financial's offer favorably satisfied the merger criteria previously established by the Sand Ridge Financial Board. Specifically, the Sand Ridge Financial Board found that, among favorable criteria, First Financial's offer would:

          a. afford a control premium to the shareholders of Sand Ridge Financial because the offer was valued by Hovde at approximately 310% of book value;


          b. provide a marketable security to Sand Ridge Financial shareholders because First Financial stock is actively traded on the Nasdaq National Market;


          c. provide no current, adverse tax consequence to Sand Ridge Financial shareholders, except for cash received for fractional shares and cash paid to dissenting shareholders who exercise dissenter's rights;

          d.     provide higher dividends for Sand Ridge Financial shareholders;

          e. provide for a merger with a bank holding company with $2.9 billion in assets and which operates five Ohio, one Michigan and nine Indiana financial institution affiliates with a total of 105 banking office locations;


          f.     provide benefit plans comparable to Sand Ridge Financial plans;

          g. maintain a diverse and competitive source of commercial bank products and services for Sand Ridge Financial's customers;

          h. retain Sand Ridge Bank as a separate subsidiary which would allow autonomy in Sand Ridge Bank's operations thereby also probably resulting in minimal dislocation of employees;

          i. provide for only one business contingency, other than contingencies that would be required in the normal course for any merger transaction, that the transaction be treated as a pooling-of-interests for accounting purposes; and

          j. provide a price protection mechanism, permitting Sand Ridge Financial to terminate the Merger if there is a sustained decline in First Financial's Common Stock value relative to a peer group of comparable companies, unless First Financial elects to adjust the Exchange Ratio to increase the number of First Financial shares exchanged for each share of Sand Ridge Financial Common Stock.


         In addition, the banking philosophy of First Financial, emphasizing community banking and the autonomy of its subsidiaries, was of major importance to the Sand Ridge Financial Board.

         In reviewing its initial merger criteria as well as the consideration offered by each potential merger party, the Sand Ridge Financial Board determined that the offer from First Financial was superior because it provided a higher consideration and favorably met more of the criteria considered by the Sand Ridge Financial Board.

         After these deliberations, the Sand Ridge Financial Board, with the assistance of Hovde and Barnes & Thornburg, general legal counsel, entered into negotiations toward a definitive agreement with First Financial. Following negotiation of the Merger Agreement, the Sand Ridge Financial Board concluded that the Merger would be in the best interest of Sand Ridge Financial and its shareholders. On December 16, 1998, the Sand Ridge Financial Board approved the Merger and the Merger Agreement. Based on its review, the Sand Ridge Financial Board concluded the proposed Merger would be in the best interests of the shareholders of Sand Ridge Financial and its customers, and of the communities which Sand Ridge Financial serves. Accordingly, the Sand Ridge Financial Board recommends that Sand Ridge Financial shareholders vote "FOR" the Merger.

Opinion Of Financial Advisor To Sand Ridge Financial
----------------------------------------------------

         In addition to the December 16, 1998 preliminary fairness opinion, Hovde Financial, Inc. ("Hovde") has delivered to the Sand Ridge Financial Board its updated fairness opinion, dated as of the date of this Proxy Statement-Prospectus that, based upon and subject to the various considerations set forth in such opinion, the Exchange Ratio is fair from a financial point of view to the holders of Sand Ridge Financial Common Stock as of such date. In requesting Hovde's advice and opinion, no limitations were imposed by Sand Ridge Financial upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the updated fairness opinion of Hovde, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, and which does not materially differ from the December 16, 1998 preliminary fairness opinion, is attached hereto as Appendix B. Holders of Sand Ridge Financial Common Stock should read this opinion in its entirety.

         Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Sand Ridge Financial's Board of Directors selected Hovde to act as its financial advisor in connection with the Merger on the basis of the firm's reputation and expertise in transactions such as the Merger.

         Hovde will receive a fee contingent upon the completion of the Merger for services rendered in connection with advising Sand Ridge Financial regarding the Merger, including the fairness opinion and financial advisory services provided to Sand Ridge Financial, plus reimbursement of out-of-pocket expenses. As of the date of the preliminary fairness opinion, such fee would be approximately $2.0 million and Hovde has received approximately $400,000 of such fee.

         HOVDE'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SAND RIDGE FINANCIAL COMMON STOCK AS TO HOW SUCH HOLDER SHOULD VOTE AT THE SAND RIDGE FINANCIAL MEETING. THE SUMMARY OF THE OPINION OF HOVDE SET FORTH IN THIS PROXY STATEMENT-PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

         The following is a brief summary of the analyses performed by Hovde in connection with its fairness opinion:

         During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating condition of Sand Ridge Financial and First Financial and material prepared in connection with the Merger, including, among other things, the following: (i) the Merger Agreement; (ii) certain historical publicly available information concerning Sand Ridge Financial and First Financial; (iii) the nature and terms of recent merger transactions; and (iv) financial and other information provided to Hovde by the management of Sand Ridge Financial and First Financial. Hovde conducted meetings and had discussions with members of senior management of Sand Ridge Financial and First Financial for purposes of reviewing the future prospects of Sand Ridge Financial and First Financial. Hovde also took into account its experience in other transactions, as well as its knowledge of the commercial banking and thrift industries and its general experience in securities valuations.

         In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the Merger Agreement. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Sand Ridge Financial. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other financial and other information provided to it, relied upon the representations and warranties of Sand Ridge Financial and First Financial made pursuant to the Merger Agreement, and did not independently attempt to verify any of such information.

         In connection with its opinion, Hovde performed various analyses with respect to Sand Ridge Financial. The following is a brief summary of such analyses, certain of which were presented to the Sand Ridge Financial Board by Hovde on December 16, 1998.

         IMPLIED OFFER VALUE ANALYSIS BASED ON FIRST FINANCIAL HISTORICAL TRADING VALUATION. Hovde reviewed the implied offer value per share to Sand Ridge Financial Common Stock based on the price of First Financial Common Stock at different intervals during the period commencing 90 trading days prior to December 14, 1998, using the 5-day, 10-day, 15-day, 20-day, 30-day, 60-day and 90-day average closing price of First Financial Common Stock during such period. Using such average closing prices, Hovde observed that the implied value per share to Sand Ridge Financial Common Stock was between $2,250.47 and $2,595.33 during such period.

         ANALYSIS OF SELECTED MERGERS. As part of its analysis, Hovde reviewed comparable mergers involving banks headquartered in the Midwest announced since January 1, 1997, in which the total assets of the seller were between $250 million and $1 billion and the tangible equity to assets ratio of the seller was between 6.0% and 12.0% (15 transactions) (the "Midwest Merger Group"). For each transaction in the Midwest Merger Group, Hovde calculated the multiple of the Offer Value to the acquired company's earnings per share ("EPS") for the twelve months preceding ("LTM") the announcement date of the transaction; the multiple of the Offer Value to the acquired company's book value per share and tangible book value per share; and the tangible book value premium to core deposits, each as of the announcement date of the transaction.

         The calculations for the Midwest Merger Group yielded a range of multiples of offer value to LTM EPS of 15.5x to 30.2x, with an average of 20.7x and a median of 21.0x; a range of multiples of offer value to book value of 1.39x to 3.78x, with an average of 2.53x and a median of 2.62x; a range of multiples of offer value to tangible book value of 1.43x to 4.03x, with an average of 2.68x and a median of 2.74x; and a range of tangible book value premium to core deposits of 5.19% to 31.38%, with an average of 18.65% and a median of 19.66%.

         Hovde compared these multiples with the corresponding multiples for the Merger, valuing the shares of First Financial Common Stock that would be received pursuant to the Merger Agreement at $2,514.88 per share of Sand Ridge Financial Common Stock. In calculating the multiples for the Merger, Hovde used Sand Ridge Financial's EPS for the 12 months ended September 30, 1998, and Sand Ridge Financial's book value per share, tangible book value per share, and total deposits as of September 30, 1998. Hovde calculated that Sand Ridge Financial's LTM EPS for such 12 month period, book value per share, tangible book value per share and tangible book value premium to core deposits as of September 30, 1998 were 25.5 times, 3.35 times, 3.35 times, and 26.38%, respectively.


         DISCOUNTED CASH FLOW ANALYSIS. Hovde performed a discounted cash flow analysis to determine a present value per share of Sand Ridge Financial Common Stock assuming Sand Ridge Financial continued to operate as a stand-alone entity and was acquired at a later date. This present value was determined by projecting Sand Ridge Financial's after-tax net income for the five years ended December 31, 1998 through 2002. The "terminal value" per share (i.e., the projected 2002 value per share) of Sand Ridge Financial Common Stock was determined by applying a price to earnings multiple of 20.7 times against Sand Ridge Financial's projected earnings at December 31, 2002. The present value of the terminal value was then determined using an annual discount rate of 11.0%. The above calculations resulted in a net present value per fully diluted share of Sand Ridge Financial Common Stock of $1,926.44 per share.


         CONTRIBUTION ANALYSIS. Hovde prepared a contribution analysis showing percentages of assets, loans, deposits and common equity at September 30, 1998, and estimated 1998 net income and estimated 1999 net income that would be contributed to the combined company on a pro-forma basis by Sand Ridge Financial and First Financial. This analysis showed, assuming an Exchange Ratio of 85.25, that Sand Ridge Financial, as of September 30, 1998, would contribute 15.85% of pro-forma consolidated total assets, 11.71% of net loans, 16.36% of total deposits, 12.96% of common equity, 11.90% of estimated 1998 net income and 12.00% of estimated 1999 net income. This analysis showed that holders of Sand Ridge Financial Common Stock would own approximately 12.32% of the pro-forma common shares outstanding of First Financial.

         FINANCIAL IMPLICATIONS TO HOLDERS OF SAND RIDGE FINANCIAL COMMON STOCK. Hovde prepared an analysis of the financial implications of the First Financial offer to a holder of Sand Ridge Financial Stock. This analysis indicated that on a pro-forma equivalent basis, assuming the Exchange Ratio of 85.25 and excluding any potential cost saving and revenue enhancement opportunities, a stockholder of Sand Ridge Financial would achieve approximately 3.5% accretion in earnings per share, an increase in dividends per share of approximately 170.0% and a decrease in book value per share of approximately 5.4% in 1998 as a result of the consummation of the Merger. Assuming that the projected earnings per share and dividends per share do not materially change from historical growth rate levels, the holders of Sand Ridge Financial Common Stock will experience an increase of approximately 14.7% in earnings per share, an increase of approximately 212.6% in dividends per share, and a decrease of approximately 14.5% in book value per share in 2002 as a result of the consummation of the Merger.

         COMPARATIVE SHAREHOLDER RETURNS. Hovde presented an analysis of comparative theoretical stockholder returns in several scenarios, including Sand Ridge Financial remaining independent, Sand Ridge Financial being acquired in 2002, Sand Ridge Financial being acquired by First Financial through the Merger and Sand Ridge Financial being acquired by First Financial through the Merger with First Financial in turn being acquired in 2002. This analysis, which was based on the net present value of projected dividend streams and projected common stock valuations (using the current price-to-earnings multiples), indicated total shareholder returns of 13.99% if Sand Ridge Financial remained independent, 27.58% for a merger in 2002, 37.07% based on the acceptance of the offer from First Financial at the Exchange Ratio of 85.25 First Financial shares per Sand Ridge Financial share, and 43.65% based on the acceptance of the offer from First Financial at the Exchange Ratio of 85.25 First Financial shares per Sand Ridge Financial share and First Financial in turn being acquired in 2002.

         Although the summary set forth above does not purport to be a complete description of the analyses performed by Hovde, the most material aspects of the analyses performed by Hovde in rendering its opinion have been summarized above. However, the preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Hovde believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analysis, without considering all factors and analysis, would create an incomplete view of the process underlying the analysis by which Hovde reached its opinion. In addition, Hovde may have given various analyses more or less weight than other analyses. Also, Hovde may have deemed various assumptions more or less probable than other assumptions so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Hovde's view of the actual value of Sand Ridge Financial or the combined company.

         In performing its analysis, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Sand Ridge Financial and First Financial. The analysis performed by Hovde is not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analysis. Such analysis was prepared solely as part of Hovde's analysis of the fairness of the Exchange Ratio, from a financial point of view, to the holders of Sand Ridge Financial Common Stock. The analysis does not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde used in its analysis various projections of future performance prepared by the management of Sand Ridge Financial. The projections are based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those assumed in the projections and any related analysis. Hovde's opinion does not address the relative merits of the Merger as compared to any other business combination in which Sand Ridge Financial might engage. In addition, as described above, Hovde's opinion to the Sand Ridge Financial Board was one of many factors taken into consideration by the Sand Ridge Financial Board in making its determination to approve the Merger Agreement.

         Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the Exchange Ratio was fair from a financial point of view to the holders of Sand Ridge Financial Common Stock. Hovde's fairness opinion does not take into account any adjustment to the Merger Consideration that may be provided for in the Merger Agreement.

         THE SUMMARY OF THE PRESENTATION BY HOVDE TO THE SAND RIDGE FINANCIAL BOARD AS SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF SUCH PRESENTATION. THE PREPARATION OF A FAIRNESS OPINION INVOLVES VARIOUS DETERMINATIONS AS TO THE MOST APPROPRIATE AND RELEVANT METHODS OF FINANCIAL ANALYSES AND THE APPLICATION OF THOSE METHODS TO THE PARTICULAR CIRCUMSTANCES, AND, THEREFORE, SUCH AN OPINION IS NOT READILY SUSCEPTIBLE TO SUMMARY DESCRIPTION. FURTHERMORE, IN ARRIVING AT ITS OPINION, HOVDE DID NOT ATTRIBUTE ANY PARTICULAR WEIGHT TO ANY ANALYSIS OR FACTOR CONSIDERED BY IT, BUT RATHER MADE QUALITATIVE JUDGMENTS AS TO THE SIGNIFICANCE AND RELEVANCE OF EACH ANALYSIS AND FACTOR. ACCORDINGLY, HOVDE BELIEVES THAT ITS ANALYSES AND THE SUMMARY SET FORTH ABOVE MUST BE CONSIDERED AS A WHOLE AND THAT SELECTING PORTIONS OF ITS ANALYSES, WITHOUT CONSIDERING ALL FACTORS AND ANALYSES, COULD CREATE AN INCOMPLETE VIEW OF THE PROCESS UNDERLYING THE ANALYSES SET FORTH IN ITS REPORT TO THE SAND RIDGE FINANCIAL BOARD AND ITS FAIRNESS OPINION. IN PERFORMING ITS ANALYSES, HOVDE MADE NUMEROUS ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE BEYOND THE CONTROL OF SAND RIDGE FINANCIAL OR FIRST FINANCIAL. THE ANALYSES PERFORMED BY HOVDE ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR ACTUAL FUTURE PERFORMANCE.

Management Following The Merger
-------------------------------

         If the Merger is consummated, Sand Ridge Financial and First Financial will merge into a single corporation and First Financial will be the surviving corporation. The directors of First Financial at the Effective Time of the Merger will be the directors of the surviving corporation until their respective successors are duly elected and qualified. The Merger Agreement includes an agreement by First Financial to appoint promptly after the Effective Time a mutually agreeable member of Sand Ridge Bank's Board of Directors to First Financial's Board of Directors. First Financial intends to appoint Mr. Bruce E. Leep and Mr. Leep has agreed to accept the appointment. Subject to the authority of the Board of Directors as provided by law and the Regulations of the surviving corporation, the officers of First Financial at the Effective Time will be the officers of the Surviving Corporation.

         If the Merger is consummated, Sand Ridge Bank, Sand Ridge Financial's only subsidiary, will become a wholly owned subsidiary of First Financial. The directors of Sand Ridge Bank at the Effective Time will continue to be directors until their successors are duly elected and qualified by First Financial as sole shareholder. Subject to the authority of the Board of Directors of Sand Ridge Bank as provided by its Code of By-Laws and as provided by law, the officers of Sand Ridge Bank at the Effective Time will continue to be the officers of Sand Ridge Bank until their successors are duly elected and qualified.

         Effective January 18, 1999, Mr. James C. Hall was appointed president-elect of Sand Ridge Bank. Prior to joining Sand Ridge Bank, Mr. Hall was president and chief executive officer of Fidelity Federal Savings Bank ("Fidelity"), a wholly owned subsidiary of First Financial. Mr. Hall is still an employee and a director of Fidelity. Upon completion of the Merger, Mr. Leep, who is currently chairman, president and chief executive officer of Sand Ridge Bank, will retire from the office of president, but continue as chairman and chief executive officer, and Sand Ridge Bank will elect Mr. Hall as a director and president and chief operating officer of Sand Ridge Bank. At that time, Mr. Hall will resign as a director of Fidelity. However, Mr. Hall will remain an employee of Fidelity while serving as an officer of Sand Ridge Bank, until the First Financial Bancorp. Thrift Plan is extended to eligible employees of Sand Ridge Bank, pursuant to the terms of the Merger Agreement. It is anticipated that this will take place on January 1, 2000. Until the Effective Time, First Financial will reimburse Fidelity's expenses for employing Mr. Hall.

         First Financial and Sand Ridge Bank have entered into the foregoing arrangement in anticipation of the retirement of Mr. Leep. First Financial and Sand Ridge Bank agree that, if the Merger is completed, Mr. Hall will be the appropriate person to succeed Mr. Leep. In order to ensure a smooth transition between Mr. Leep and Mr. Hall, it is the desire of both First Financial and Sand Ridge Bank that Mr. Hall become acquainted with the operations, employees and customers of Sand Ridge Bank as soon as possible. In order to maintain Mr. Hall's employment should the Merger be terminated, and in order to preserve Mr. Hall's benefits as an employee of First Financial, Mr. Hall will remain an employee of Fidelity until the time specified above.

Interest Of Certain Persons In The Merger
-----------------------------------------

         The directors and officers of Sand Ridge Financial and Sand Ridge Bank have certain interests in the Merger in addition to their interests as shareholders of Sand Ridge Financial generally. The Board of Directors of Sand Ridge Financial was aware of these interests and considered them, among others, in approving the Merger Agreement.

         The Merger Agreement contains certain provisions regarding employee benefits. As soon as practicable after the Effective Date of the Merger, First Financial will make available to eligible employees and officers of Sand Ridge Bank employee benefit plans comparable to the plans then made available to similarly situated employees of other First Financial subsidiaries. Employee benefit plans, fringe benefits and other employee practices and policies in effect at Sand Ridge Bank immediately prior to the Effective Time will continue in effect until modified or terminated by First Financial.


         The First Financial Bancorp. Thrift Plan (the "Thrift Plan"), which is a 401-K Plan, and the First Financial Bancorp. Employees' Pension Plan (the "First Financial Pension Plan") cover the majority of the employees of First Financial and its subsidiaries. All employees who are 21 years of age and have completed one year of service are covered. The Thrift Plan is voluntary and participants may contribute up to 12.0% of base salary to the plan. Subject to the limitation described below, First Financial subsidiaries contribute $0.50 for each $1.00 a participant contributes. The matching contribution by First Financial subsidiaries is limited to 3.00% of each participant's base salary and all contributions become fully vested when made. Participants are 100% vested in the First Financial Pension Plan after five years of credited service. For more information about First Financial's Thrift Plan and the First Financial Pension Plan, see First Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, previously incorporated by reference.


         The Sand Ridge Bank Profit Sharing and 401(k) Plan contains provisions for a 401(k) plan (the "Sand Ridge Bank 401(k) Plan") and a profit sharing plan (the "Sand Ridge Bank Profit Sharing Plan"). The Sand Ridge Bank 401(k) Plan will continue in effect until the first January 1 or July 1 coinciding with or next following the Effective Time (the "Initial Entry Date"), at which time participants in the Sand Ridge Bank 401(k) Plan will become fully vested in their plan accounts to the extent required by Law. No contributions will be permitted to the Sand Ridge Bank 401(k) Plan with respect to compensation paid after the Initial Entry Date. Contributions to the Sand Ridge Bank Profit Sharing Plan will be made, but only with respect to operations before the Initial Entry Date. On or after the Initial Entry Date, the Sand Ridge Bank 401(k) Plan may be maintained as a frozen plan for an indefinite period or merged into First Financial's Thrift Plan. As of the Initial Entry Date, Sand Ridge Bank employees and officers may participate in First Financial's Thrift Plan. Service with Sand Ridge Bank prior to the Effective Time will be counted for eligibility and vesting purposes under the Thrift Plan.

         If the Merger is consummated, Sand Ridge Bank employees will be eligible to participate in the First Financial Pension Plan. The Sand Ridge Bank Profit Sharing Plan will either continue as a frozen plan or will be terminated and participants' accounts distributed in accordance with the terms of the Sand Ridge Bank Profit Sharing Plan, the Internal Revenue Code, and the Employee Retirement Income Security Act of 1974 ("ERISA").

         If any employee of Sand Ridge Financial or Sand Ridge Bank at the Effective Time is terminated without cause within one year of the Effective Time, Sand Ridge Bank, as a subsidiary of First Financial, will pay the employee, upon receipt of a release of all claims in a form satisfactory to Sand Ridge Bank and First Financial, a termination fee equal to the greater of four weeks' salary or one week's salary multiplied by the number of full years of service with Sand Ridge Bank.

         The directors and executive officers of Sand Ridge Financial have indicated their intention to vote the shares of Sand Ridge Financial Common Stock held by them in favor of the Merger Agreement. On the Record Date, such directors and executive officers as a group beneficially owned an aggregate of 16,918 shares of Sand Ridge Financial Common Stock, which represented 28.2% of the shares issued and outstanding at that date.

Dissenters' Rights
------------------

         Under Indiana Code Chapter 23-1-44, any holder of record of Sand Ridge Financial Common Stock who does not vote in favor of the Merger may exercise dissenting shareholder rights and demand payment in cash for the fair value of such holder's shares by complying with the requirements of Chapter 23-1-44. For purposes of Chapter 23-1-44, the fair value of a dissenting shareholder's shares is the value of the shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless the exclusion would be inequitable.

         Set forth below is a summary of the procedures relating to the exercise of statutory dissenters' rights ("Dissenters' Rights"). THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY EXPRESS REFERENCE TO APPLICABLE INDIANA LAW, INCLUDING INDIANA CODE CHAPTER 23-1-44, A COPY OF WHICH IS APPENDED AS APPENDIX C TO THIS PROXY STATEMENT AND INCORPORATED HEREIN. ANY SHAREHOLDER OF SAND RIDGE FINANCIAL CONTEMPLATING EXERCISING DISSENTERS' RIGHTS WITH RESPECT TO SAND RIDGE FINANCIAL COMMON STOCK IS URGED TO REVIEW CAREFULLY SUCH PROVISIONS AND TO CONSULT AN ATTORNEY, BECAUSE DISSENTERS' RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS UNDER CHAPTER 23-1-44 ARE NOT FULLY AND PRECISELY SATISFIED. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF CHAPTER 23-1-44 IN ORDER FOR HOLDERS TO PERFECT DISSENTERS' RIGHTS.

         Under Chapter 23-1-44, a Sand Ridge Financial shareholder of record for the Special Meeting who desires to assert Dissenters' Rights must (i) deliver to Sand Ridge Financial before the shareholder vote is taken written notice of the shareholder's intent to demand payment in cash for shares owned if the Merger is effectuated, and (ii) not vote the shareholder's shares in favor of the Merger, either in person or by proxy. Dissenting shareholders cannot dissent as to only some but not all of the shares of Sand Ridge Financial Common Stock registered in their names, except in limited circumstances. Dissenting shareholders may send their written notice to Terry L. Saxsma, Vice President, Secretary/Treasurer, Sand Ridge Financial Corporation, 2611 Highway Avenue, P.O. Box 1929, Highland, IN 46322.


         In the event the Merger is approved by the Sand Ridge Financial shareholders, Sand Ridge Financial (hereinafter sometimes referred to for purposes of this section as the "Corporation") must mail or deliver a written notice of dissenters' rights (the "Notice to Dissenters") to each dissenting shareholder satisfying the above conditions within ten (10) days after shareholder approval has occurred, which Notice to Dissenters must:

         (a) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (b) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed Merger, which was December 16, 1998, and requires that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

         (d) set a date by which the Corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the Notice to Dissenters is delivered; and

         (e)      be accompanied by a copy of Indiana Code Chapter 23-1-44.

         A Sand Ridge Financial shareholder who is sent such a Notice to Dissenters must then (i) demand payment for the shareholder's shares of Sand Ridge Financial Common Stock, (ii) certify whether the shareholder acquired beneficial ownership of the Sand Ridge Financial Common Stock before the date set forth in the Notice to Dissenters and (iii) deposit the shareholder's certificates representing shares of Sand Ridge Financial Common Stock in accordance with the terms of the Notice to Dissenters. IF THE SAND RIDGE FINANCIAL SHAREHOLDER FAILS TO TAKE THESE STEPS, HE OR SHE WILL NOT BE ENTITLED TO PAYMENT FOR THE SHAREHOLDER'S SHARES THROUGH THE DISSENTERS' RIGHTS PROCESS AND WILL BE CONSIDERED TO HAVE VOTED HIS OR HER SHARES IN FAVOR OF THE MERGER.

         A SAND RIDGE FINANCIAL SHAREHOLDER WHO DESIRES TO EXERCISE DISSENTERS' RIGHTS CONCERNING THE MERGER BUT WHO DOES NOT COMPLY WITH THE PRELIMINARY CONDITIONS DESCRIBED ABOVE WILL BE CONSIDERED NOT TO BE ENTITLED TO RIGHTS UNDER INDIANA CODE CHAPTER 23-1-44. SHAREHOLDERS WHO EXECUTE AND RETURN THE ENCLOSED PROXY BUT DO NOT SPECIFY A CHOICE ON THE MERGER PROPOSAL WILL BE DEEMED TO HAVE VOTED IN FAVOR OF THE MERGER AND ACCORDINGLY TO HAVE WAIVED THEIR DISSENTER'S RIGHTS, UNLESS THE SHAREHOLDER REVOKES THE PROXY PRIOR TO ITS BEING VOTED AND SATISFIES THE OTHER REQUIREMENTS OF INDIANA CODE CHAPTER 23-1-44.

         Upon consummation of the Merger, the Corporation will pay each dissenting shareholder who has complied with all statutory requirements and the dissenter's notice, and who was the beneficial owner of Sand Ridge Financial Common Stock prior to December 16, 1998 (the date the Merger proposal was first publicly announced), the Corporation's estimate of the fair value of the shares as of the time immediately prior to the Merger, excluding any appreciation in value in anticipation of the Merger. For those dissenters who became beneficial owners of shares on or after December 16, 1998, the Corporation will upon consummation of the Merger provide the Corporation's estimate of fair value, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept the estimated fair value amount in full satisfaction of the dissenting shareholder's demand or until the Corporation is otherwise directed by a court of competent jurisdiction.

         If the dissenting shareholder believes the amount paid or estimated by the Corporation is less than the fair value for his or her shares of Sand Ridge Financial Common Stock or if the Corporation fails to make payment to the dissenting shareholder within sixty (60) days after the date set for demanding payment, the dissenting shareholder may notify the Corporation in writing of the shareholder's own estimate of the fair value of his or her shares and demand payment of his or her estimate (less the amount of any payment made by the Corporation for the shares to the dissenting shareholder). Such a demand for payment must be made in writing within thirty (30) days after the Corporation has made payment for the dissenting shareholder's shares or has offered to pay the Corporation's estimate of fair value for the dissenting shareholder's shares. The Corporation will not give further notice to the dissenting shareholder of this deadline. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder's shares.

         The Corporation can elect to agree with the dissenting shareholder's fair value demand or if a demand for payment remains unsettled, the Corporation must commence a proceeding in the circuit or superior court of Lake County within sixty (60) days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares. If the Corporation fails to commence the proceeding within the sixty (60) day period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. The Corporation must make all dissenting shareholders whose demands remain unsettled parties to the proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder's shares, plus interest, exceeds the amount paid by the Corporation.

         The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess these costs and the fees and expenses of counsel and experts for the respective parties against the parties in amounts the court finds equitable.

         Every Sand Ridge Financial shareholder who does not deliver a notice of intent to demand payment for his or her shares as aforesaid, or who votes in favor of the Merger, is bound by the vote of the assenting shareholders and will have no right to dissent and to demand payment of the fair value of the shareholder's shares of Sand Ridge Financial Common Stock as a result of the Merger. Such a shareholder will only be entitled to the same consideration described herein to be offered to every other assenting Sand Ridge Financial shareholder as a result of the Merger. Voting against the Merger does not in itself constitute the notice of intent to demand payment required by Indiana Code Chapter 23-1-44.

         The Board of Directors of Sand Ridge Financial has determined that the Merger is advisable and in the best interest of Sand Ridge Financial's shareholders and has recommended that the Sand Ridge Financial shareholders vote in favor of the Merger.


Federal Income Tax Consequences Of The Merger
---------------------------------------------

         Assuming that (i) the Merger constitutes a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code; (ii) after the transaction, First Financial, as successor of Sand Ridge Financial, will hold substantially all of Sand Ridge Financial's assets; and (iii) in the transaction, the Sand Ridge Financial shareholders will exchange an amount of stock constituting control of Sand Ridge Financial solely for First Financial Common Stock; the following is a summary of the tax consequences which will result:

         (1) No gain or loss will be recognized by Sand Ridge Financial shareholders who exchange all of their Sand Ridge Financial Common Stock for First Financial Common Stock pursuant to the Merger, except to the extent of any cash received in lieu of receipt of a fractional share of First Financial Common Stock.

         (2) The basis of the First Financial Common Stock (including fractional share interests) received by Sand Ridge Financial shareholders who exchange all of their Sand Ridge Financial Common Stock for First Financial Common Stock will be the same as the basis of the Sand Ridge Financial Common Stock surrendered in exchange therefor.

         (3) The holding period of the First Financial Common Stock (including fractional share interests) received by Sand Ridge Financial shareholders who exchange all of their Sand Ridge Financial Common Stock for First Financial Common Stock will include the period during which the Sand Ridge Financial Common Stock was held, provided the Sand Ridge Financial Common Stock was held as a capital asset on the date of the exchange.

         (4) Where a cash payment is received by a Sand Ridge Financial shareholder in lieu of fractional shares of First Financial Common Stock, the cash payment will be treated as a distribution in redemption of the fractional share interest by First Financial.

         (5) Any Sand Ridge Financial shareholder who perfects dissenters' rights and receives solely cash in exchange for such shareholder's Sand Ridge Financial Common Stock shall be treated as having received such cash as a distribution in redemption of the Sand Ridge Financial Common Stock subject to the provisions and limitations of Section 302 of the Internal Revenue Code.

         (6) No gain or loss will be recognized by Sand Ridge Financial or First Financial in connection with the transaction.

         Receipt of a favorable ruling from the Internal Revenue Service or an opinion of tax counsel with respect to the above is a condition precedent to consummation of the Merger. Any such opinion will be subject to certain representations of Sand Ridge Financial, First Financial and certain Sand Ridge Financial shareholders. Further, any such opinion will be based on current law, which could be amended, revoked or modified with or without retroactive effect in a manner which would change such opinion. Such opinion will not be binding on the IRS, nor will the IRS be precluded from taking a contrary position. If litigated by the IRS, there can be no assurances that a court will agree with any such opinion.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS BASED UPON THE CODE, TREASURY REGULATIONS, CASE LAW AND INTERNAL REVENUE SERVICE RULINGS AS IN EFFECT ON THE DATE HEREOF WITHOUT CONSIDERATION OF THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR SITUATION OF ANY SAND RIDGE FINANCIAL SHAREHOLDER. THIS DISCUSSION ASSUMES THAT SAND RIDGE FINANCIAL SHAREHOLDERS HOLD THEIR SAND RIDGE FINANCIAL COMMON STOCK AS CAPITAL ASSETS WITHIN THE MEANING OF SECTION 1221 OF THE CODE. SPECIAL TAX CONSIDERATIONS NOT DISCUSSED HEREIN MAY BE APPLICABLE TO PARTICULAR CLASSES OF TAXPAYERS, SUCH AS BROKER-DEALERS, INSURANCE COMPANIES, TAX EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, FOREIGN CORPORATIONS, OR TO ANY SHAREHOLDER WHO ACQUIRED SAND RIDGE FINANCIAL COMMON STOCK THROUGH THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION. EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF EXISTING AND PROPOSED FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.


Accounting Treatment
--------------------

         It is anticipated that the Merger will be accounted for as a pooling-of-interests. First Financial and Sand Ridge Financial shall receive letters at the Effective Time from Ernst & Young LLP and Crowe, Chizek and Company LLP regarding the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion 16 if the Merger is closed and consummated in accordance with the terms of the Merger Agreement.


Restrictions On Resale Of First Financial Common Stock
------------------------------------------------------

         The issuance of the shares of First Financial Common Stock in connection with the Merger has been registered under the Securities Act. Such shares may be traded freely and without restriction under federal and state securities laws by those shareholders not deemed to be "affiliates" of Sand Ridge Financial as that term is defined in Rules 144 and 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with Sand Ridge Financial at the time of the Sand Ridge Financial Special Meeting. Accordingly, affiliates of Sand Ridge Financial will generally include the directors and executive officers of Sand Ridge Financial as well as Sand Ridge Financial's largest shareholders. In general, shares of First Financial Common Stock received by affiliates of Sand Ridge Financial pursuant to the Merger may not be publicly resold without registration under the Securities Act except pursuant to the volume and manner of sale limitations and other requirements provided in Rules 144 and 145. This Proxy Statement-Prospectus does not cover any resales of First Financial Common Stock received by affiliates of Sand Ridge Financial. Any owner of Sand Ridge Financial Common Stock who becomes an affiliate of First Financial will be subject to similar restrictions under Rule 144.

         Pursuant to the terms of the Merger Agreement, in order for the Merger to qualify for pooling-of-interests accounting treatment, none of the shares of First Financial Common Stock held by shareholders who are affiliates of First Financial or Sand Ridge Financial may be sold until such time as financial results covering at least thirty days of post-Merger combined operations of First Financial and Sand Ridge Financial have been published (the "Publication Date"). As a result, no shareholder who is an affiliate of First Financial or Sand Ridge Financial will be permitted to sell any shares of First Financial Common Stock for the period from the Effective Time to the Publication Date.


         In addition, in order to preserve the proposed tax-free status of the Merger and in order to ensure that the continuity of shareholder interest requirements related thereto, and set forth in Treasury Regulation Section 1.368-1, will be satisfied with respect to the Merger, certain shareholders of Sand Ridge Financial participating in the Merger and First Financial will be required to execute letters indicating that such shareholders have no present plans or intentions to sell or dispose of the First Financial common shares received by such shareholders in connection with the Merger to any person "related," as defined in Treasury Regulation Section 1.368-1(e)(3), to First Financial and that First Financial and any such "related" person has no intention to acquire any shares of such First Financial Common Stock.


         Except as provided above, there will be no restrictions on the transfer of shares of First Financial Common Stock issued by First Financial pursuant to the Merger.


Regulatory Considerations
-------------------------


         The proposed transaction requires the approval of the Federal Reserve Board under section 3(a)(5) of the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act provides that the Federal Reserve Board may not approve any transaction which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or any transaction the effect of which in any section of the United States may be substantially to lessen competition or to tend to create a monopoly or which in any other manner might restrain trade, unless the Federal Reserve Board determines that the anti-competitive effects of the proposed Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.


         The Merger may generally not be consummated for fifteen days after the receipt of Federal Reserve Board approval. Such fifteen day period will become thirty days, however, if the United States Department of Justice issues an adverse comment relating to competitive factors. During such fifteen or thirty day period, the United States Department of Justice may commence legal action challenging the Merger under the Federal anti-trust Laws. If the Justice Department does not commence a legal action during such period, the Merger may be consummated and the Justice Department may not thereafter challenge the transaction except in an action commenced under Section 2 of the Sherman Anti-Trust Act.

         The Merger is also subject to approval by the Indiana Department of Financial Institutions under Chapter 28-2-16 of the Indiana Code, which provides for foreign bank holding company acquisitions.


         Applications requesting approval were submitted to the Federal Reserve Board on February 1, 1999, and to the Indiana Department of Financial Institutions on February 4, 1999. Approvals were received from the Federal Reserve Board and the Indiana Department of Financial Institutions on March 11, 1999.


         The approvals of the Federal Reserve Board and the Indiana Department of Financial Institutions are not to be interpreted as the opinion of the regulatory authorities that the Merger is favorable to Sand Ridge Financial shareholders, including from a financial point of view, or that these regulatory authorities have considered the adequacy of the terms of the Merger. The approvals do not constitute an endorsement or a recommendation of the Merger by the regulatory authorities.

                              THE MERGER AGREEMENT


Structure Of The Merger
-----------------------


         If the Merger is approved by Sand Ridge Financial shareholders at the Special Meeting by at least a two-thirds (2/3rds) majority vote of the outstanding shares of Sand Ridge Financial Common Stock and if the other conditions required for the consummation of the transactions contemplated by the Merger Agreement are satisfied or waived, Sand Ridge Financial will merge with and into First Financial in a transaction in which the following will occur at the Effective Time:


         (a) Each of the then outstanding shares of Sand Ridge Financial will be canceled and extinguished in consideration and exchange for a number of shares of First Financial Common Stock equal to the Exchange Ratio (except for fractional shares and shares of shareholders who exercise dissenters' rights, for which cash shall be paid in exchange);

         (b) Sand Ridge Financial will merge with and into First Financial at the Effective Time and First Financial will be the continuing, surviving and resulting corporation in the Merger; and

         (c) Sand Ridge Bank will become a wholly owned subsidiary of First Financial.


Surrender Of Stock Certificates
-------------------------------

         The Merger Agreement provides for the surrender of Sand Ridge Financial Common Stock certificates by the holders thereof before such holders may receive certificates evidencing First Financial Common Stock. The Registrar and Transfer Company will act as the exchange agent (the "Exchange Agent").

         As soon as practicable after the Effective Time, First Financial will cause the Exchange Agent to prepare and mail to each holder of record of an outstanding certificate or certificates representing shares of Sand Ridge Financial a letter of transmittal containing instructions for the surrender of the certificate or certificates. Upon surrender of the Sand Ridge Financial certificate or certificates in accordance with instructions set forth in the letter of transmittal, such holder shall be entitled to receive in exchange therefor certificates representing the number of whole shares of First Financial into which the shares represented by the certificate or certificates so surrendered shall have been converted, without interest.

         The Exchange Agent shall not be obligated to deliver certificates for First Financial Common Stock to a former shareholder of Sand Ridge Financial until such former shareholder surrenders his or her certificate or certificates representing shares of Sand Ridge Financial or, in lieu thereof, an appropriate affidavit of loss and an indemnity agreement or bond as may be required by First Financial. Until so surrendered for exchange, each such stock certificate formerly representing shares of Sand Ridge Financial Common Stock will be deemed for all corporate purposes (except for the payment of dividends, which will be subject to the exchange of stock certificates as above provided) to evidence the ownership of the number of shares of common stock of the surviving corporation that the holder thereof would be entitled to receive upon its surrender to First Financial.


Effective Time Of The Merger
----------------------------


         The Effective Time is to be the later of the dates of filing of articles of merger with the Secretaries of State of Indiana and Ohio and is expected to be as soon as practicable after the approval of the Merger Agreement by Sand Ridge Financial shareholders, the satisfaction of all conditions set forth in the Merger Agreement, or at such later date as may be agreed upon by Sand Ridge Financial and First Financial.

         No assurance can be provided that the necessary shareholder approval will be obtained or that other conditions precedent to the Merger will be satisfied. In the event the Merger is not consummated on or before July 31, 1999, either party may terminate the Merger Agreement or the parties may agree to extend the time for completion of the Merger.



Fractional Interests
--------------------

         No fractional shares of First Financial Common Stock will be issued as a result of the Merger. In lieu thereof, Sand Ridge Financial shareholders having a fractional interest will be paid in cash by First Financial for the fractional interest. Such payment shall be equal to the fractional interest multiplied by the Average Closing Price, as defined in the Merger Agreement.


Conditions To Consummation Of The Merger
----------------------------------------

         Consummation of the Merger is subject to a number of conditions, each of which may be waived by the party entitled thereto to the extent permissible by applicable law, including the following:

         (a) The receipt of all required regulatory approvals for the completion of the Merger and the expiration of any applicable waiting periods, with no such approval or authorization containing any provision which would be materially adverse to the merged businesses of Sand Ridge Financial and First Financial;

         (b) The validity or legality of the transactions contemplated by the Merger Agreement shall not have been materially questioned by any suit, action, investigation by any governmental body or other legal or administrative proceedings;

         (c) The receipt of all consents required for the consummation of the Merger or for the prevention of any default under any contract, agreement or permit of First Financial or Sand Ridge Financial which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the combined business affairs of First Financial and Sand Ridge Financial;

         (d) Compliance by First Financial and Sand Ridge Financial with their respective covenants and the truth of all representations and warranties as of the Effective Time;

         (e) The absence of any material adverse change in the financial condition, operations, corporate status or business of First Financial and its subsidiary banks or Sand Ridge Financial or Sand Ridge Bank since December 31, 1997;

         (f) The receipt of opinions from First Financial's special counsel and from Sand Ridge Financial's special counsel with respect to various corporate matters, due execution and delivery of the Merger Agreement and various other Merger related matters;

         (g) The receipt of a favorable ruling from the Internal Revenue Service or an opinion of counsel, in form and substance satisfactory to First Financial and Sand Ridge Financial, to the effect that, under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), no taxable gain or loss will be recognized by Sand Ridge Financial, First Financial or their respective shareholders as a result of the Merger, except in respect of fractional share interests or dissenters receiving cash;

         (h) The receipt of letters from Ernst & Young LLP and Crowe, Chizek and Company LLP regarding the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion 16 if the Merger is closed and consummated in accordance with the terms of the Merger Agreement;


         (i) The receipt by First Financial of a letter from Sand Ridge Financial identifying all persons who are, at the date of the Special Meeting, "affiliates" of Sand Ridge Financial for purposes of Rule 145 under the Securities Act of 1933 and for purposes of qualifying the Merger for pooling-of-interests accounting treatment and the receipt on or prior to the Effective Time from each person so identified of an agreement to restrict the transfer of First Financial Common Stock received; and


         (j) The approval of the Merger Agreement by Sand Ridge Financial shareholders at the Special Meeting by at least a two-thirds (2/3rds) majority vote of the outstanding Sand Ridge Financial shares.

         No assurance can be given that all of the conditions to the Merger will be satisfied or waived by any party permitted to do so.

Termination Of The Merger
-------------------------

         The Merger may be terminated at any time prior to the Effective Time under any one or more of the following circumstances:

         (a) By the mutual consent of the Boards of Directors of Sand Ridge Financial and First Financial;

         (b) By First Financial if the holders of 7.50% or more of the outstanding shares of Sand Ridge Financial Common Stock will be entitled to receive cash in exchange for their Sand Ridge Financial shares pursuant to perfected dissenters' rights under the Indiana Business Corporation Law;

         (c) By Sand Ridge Financial or First Financial if, prior to the Effective Time, the conditions to such party's obligation to consummate the Merger are not met;

         (d) By either Sand Ridge Financial or First Financial if the requisite approval of the shareholders of Sand Ridge Financial is not obtained or if the Merger is not consummated on or before July 31, 1999; or

         (e) By Sand Ridge Financial if the Average Closing Price, as defined in the Merger Agreement, of First Financial Common Stock is less than $23.2671; the SRFC Ratio is less than the Index Ratio, as both terms are defined in the Merger Agreement; and First Financial decides not to increase the Exchange Ratio according to the method described in the Merger Agreement.


First Financial Average Closing Price And Termination Of The Merger
-------------------------------------------------------------------

         The Merger Agreement contains a provision that permits Sand Ridge Financial to terminate the Merger Agreement if there is a significant and prolonged decline in the per share market price of First Financial Common Stock that is not coincidental with a decline in the stock prices of certain other financial institution holding companies unless First Financial elects to increase the Exchange Ratio.

         The following discussion uses the terms defined below:

o    VALUATION DATE - the second trading day after the day that is the latest of
     (i) the day of expiration of the last waiting period with respect to any of the required regulatory approvals, (ii) the day on which the last of the required regulatory approvals is obtained, and (iii) the day on which the required Sand Ridge Financial stockholder approval is obtained.

o AVERAGE CLOSING PRICE - the average of the daily closing sales price of First Financial Common Stock, as reported on the Nasdaq National Market for the 20 consecutive trading days, in which at least 1,000 shares were traded, ending on the Valuation Date.

o SRFC RATIO - the number obtained by dividing First Financial's Average Closing Price by $26.5909.

o INDEX GROUP - 31 specified financial institution holding companies, 17 with headquarters in Ohio and 14 with headquarters in Indiana. All specified companies are publicly traded and have not announced an acquisition transaction at any time during the period beginning on the date of the Merger Agreement and ending on the valuation date. If the common stock of any of the specified companies ceases to be publicly traded or if an acquisition transaction involving any of the specified companies is announced, that company will be removed from the Index Group.

o INDEX PRICE - the price obtained by dividing the sum of the December 15, 1998, closing sales price of each of the stocks in the Index Group by the number of holding companies composing the Index Group. December 15, 1998 is the day before the public announcement of the Merger Agreement.

o AVERAGE INDEX PRICE - the price resulting from dividing (i) the sum of the average of the daily closing sales price for the common stock of each financial institution composing the Index Group during the 20 consecutive trading days ending on the Valuation Date by (ii) the number of financial institutions composing the Index Group.

o INDEX RATIO - the number obtained by dividing the Average Index Price by the Index Price and subtracting 0.125 from the quotient.

         Prior to making any decision to terminate, or allow the termination of, the Merger Agreement, each of the Sand Ridge Financial and the First Financial Boards would consult with its respective financial and other advisors and would consider all financial and other information it deemed relevant to its decision. It is not possible to know whether the Price-Based Termination right will be triggered until after the Valuation Date. The Sand Ridge Financial Board has made no decision as to whether it would exercise its right to terminate the Merger Agreement if the termination right has been triggered. In considering whether to exercise its termination right in such situation, the Sand Ridge Financial Board would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel. Approval and adoption of the Merger Agreement by the stockholders of Sand Ridge Financial at the Special Meeting will confer on the Sand Ridge Financial Board the power, consistent with its fiduciary duties, to elect to consummate the Merger in the event the termination right is triggered, whether or not there is any increase in the Exchange Ratio and without any further action by, or resolicitation of, the stockholders of Sand Ridge Financial.

         The Merger may be terminated and abandoned upon a majority vote of Sand Ridge Financial's Board of Directors at any time during the ten-day period commencing on the Valuation Date if both of the following conditions are satisfied:

         (a)      the Average Closing Price is less than $23.2671, and

         (b)      the SRFC Ratio is less than the Index Ratio.

         Prompt written notice must be given to First Financial if Sand Ridge Financial's Board of Directors elects to exercise this termination right. During the five days commencing with the receipt of the written notice, First Financial will have the option to avoid the termination of the Merger Agreement by electing to increase the Exchange Ratio to the lesser of:

         (a) the quotient obtained by dividing $1,983.52 by the Average Closing Price, or

         (b) the quotient obtained by multiplying the Index Ratio and the Exchange Ratio, as then in effect, and dividing the resulting product by the SRFC Ratio.

         Prompt written notice of First Financial's decision will be provided Sand Ridge Financial. If First Financial decides to increase the Exchange Ratio, the Merger Agreement will remain in effect in accordance with its original terms, except for the modification of the Exchange Ratio. If First Financial decides not to increase the Exchange Ratio, Sand Ridge Financial will have five days after receipt of First Financial's written notice to provide First Financial with written notice of either its election to withdraw its termination request or its election to have the termination of the Merger Agreement become effective at the close of business on the second business day after First Financial's receipt of the final notice.

                        INFORMATION ABOUT FIRST FINANCIAL



         Information about First Financial is included in the First Financial Form 10-K, incorporated herein by reference.



Recent Developments
-------------------

         PENDING MERGER WITH HEBRON BANCORP, INC. First Financial signed a plan and agreement of merger with Hebron Bancorp, Inc., Hebron, Kentucky ("Hebron Bancorp") on December 31, 1998. The consideration to be paid to Hebron Bancorp shareholders pursuant to the merger agreement is fixed at 1,222,650 shares of First Financial Common Stock in exchange for all outstanding shares of Hebron Bancorp common stock. After the merger, Hebron Deposit Bank, Hebron Bancorp's only subsidiary, will become a wholly owned subsidiary of First Financial.


         As of December 31, 1998, Hebron Bancorp had total assets of approximately $111.7 million, loans outstanding of $69.5 million, total deposits of $96.4 million and total shareholders' equity of $11.8 million. Its equity-to-assets ratio at December 31, 1998 was 10.6%. Hebron Bancorp had net earnings for the six months ended December 31, 1998, of approximately $614,000 or $10.48 per share. See "PRO-FORMA UNAUDITED CONSOLIDATED BALANCE SHEET" and "PRO-FORMA UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS."


         The merger with Hebron Bancorp is subject to numerous conditions including, among others, regulatory and shareholder approvals. First Financial is unable to predict when or whether such conditions will be satisfied. Accordingly, there can be no assurance that the proposed merger with Hebron Bancorp will be consummated. Provided all conditions are met and approvals obtained, the proposed merger with Hebron Bancorp is anticipated to be completed during the second quarter of 1999.

         If the Merger had been effective December 31, 1998, former shareholders of Sand Ridge Financial would have owned approximately 12.4% of the combined company. But if the merger with Hebron Bancorp had occurred on the same date, the percentage ownership of former shareholders of Sand Ridge Financial would have been reduced to 12.0% as the result of issuing 1,222,650 shares of First Financial Common Stock in exchange for shares of Hebron common stock.

General
-------

         First Financial is a corporation organized under the laws of the State of Ohio and is registered as a bank holding company as well as a savings and loan holding company. Its principal executive offices are located in Hamilton, Ohio. First Financial owns the following subsidiaries:

     Bank subsidiaries:
         First National Bank of Southwestern Ohio, Hamilton, Ohio
         Community First Bank & Trust , Celina, Ohio
         Union Trust Bank, Union City, Indiana
         Indiana Lawrence Bank, North Manchester, Indiana
         Citizens First State Bank, Hartford City, Indiana
         Union Bank & Trust Company, North Vernon, Indiana
         The Clyde Savings Bank Company, Clyde, Ohio
         Peoples Bank and Trust Company, Sunman, Indiana
         Bright National Bank, Flora, Indiana
         Farmers State Bank, Liberty, Indiana
         National Bank of Hastings, Hastings, Michigan
         Vevay Deposit Bank, Vevay, Indiana

     Savings bank subsidiaries:
         Fidelity Federal Savings Bank, Marion, Indiana
         Home Federal Bank, a Federal Savings Bank, Hamilton, Ohio

     Finance company subsidiary:
         First Finance Mortgage Company of Southwestern Ohio, Inc.,
           Hamilton, Ohio


         At December 31, 1998, First Financial had total assets of approximately $2.9 billion, deposits of approximately $2.3 billion and shareholders' equity of approximately $302 million. See "Item 1. Business" in the First Financial Form 10-K, which has previously been incorporated herein by reference.

             INFORMATION ABOUT THE BUSINESS OF SAND RIDGE FINANCIAL


General
-------

         Sand Ridge Financial, a bank holding company, was established in 1984 and is headquartered in Highland, Indiana, which is twenty miles southeast of Chicago. The holding company's wholly owned subsidiary, Sand Ridge Bank, was chartered by the State of Indiana as a state bank in 1969. Sand Ridge's primary market area includes the cities of Highland, Schererville and Hammond, Indiana and the contiguous areas within Lake County, Indiana. The economic base of Sand Ridge Bank's primary market area is primarily retail, but also includes industrial companies and Great Lakes commercial and service companies.


         As of December 31, 1998, Sand Ridge Financial had total assets of approximately $557 million, total deposits of approximately $449 million and shareholders' equity of approximately $45 million. It had 241 employees at December 31, 1998.

         Sand Ridge Bank offers a diversified selection of loan and investment products. At December 31, 1998, approximately 39.3% and 41.9% of its lending portfolio was comprised of commercial and real estate loans, respectively. The balance of its loan portfolio is comprised primarily of installment loans. Lendable funds are obtained primarily from deposits and loan principal payments. Sand Ridge Bank offers a full line of checking and NOW accounts, savings, certificates of deposit and individual retirement accounts. In addition to originating loans, Sand Ridge Bank invests in U.S. treasury and government agency securities, mortgage-backed securities, corporate notes and municipal securities.



Competition
-----------

         Sand Ridge Bank competes for deposits and loans with other commercial banks, savings associations, savings banks, and credit unions. Competition from entities other than financial institutions has become significant. Such deposit competitors include insurance companies and issuers of commercial paper and other securities, such as shares in money market and stock mutual funds. Loan competitors include consumer finance companies, leasing companies, insurance companies and mortgage brokers. Major retail corporations compete for loans by offering retail installment contracts.

         Sand Ridge Bank competes for loan originations primarily through interest rates and loan fee charges and through the efficiency and quality of services it provides to borrowers. The primary factors in competing for deposits are interest rates, quality of service and convenience of office location.

         Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors which are not readily predictable.

Regulation
----------

         Sand Ridge Financial, as a bank holding company, is subject to supervision and/or regular examination by the Federal Reserve Board. Sand Ridge Bank, as a state bank and a nonmember of the Federal Reserve, is subject to supervision and regular examination by the Indiana Department of Financial Institutions and by the Federal Deposit Insurance Corporation.


Properties
----------

         Sand Ridge Bank conducts its business through its main office, two stand-alone branch offices, two supermarket branches and a network of 18 ATMs. The Main Office and a stand-alone branch are located in Highland and another stand-alone branch is located in Schererville, Indiana. The supermarket branches are located in Van Til's supermarket in Hammond and Strack and Van Til's supermarket in Schererville. The ATMs are located within Lake County. An operations center is located in Schererville.

         The main office, stand-alone branch offices and operations center are owned by Sand Ridge Bank. The two supermarket branches are leased. In addition, Sand Ridge Bank owns a parcel of vacant land located in St. John, Indiana, which is considered a possible future branch location, and two buildings adjacent to its Highland branch facility. The two Highland buildings are currently leased to others. Sand Ridge Financial does not directly own any real property.


Legal Proceedings
-----------------

         Neither Sand Ridge Financial nor Sand Ridge Bank is presently involved in any legal proceedings of a material nature. From time to time, Sand Ridge Bank is a party to legal proceedings incidental to its business to enforce its security interests in collateral pledged to secure loans made by Sand Ridge Bank.


Certain Transactions With Sand Ridge Financial
----------------------------------------------


         At December 31, 1998, certain directors and executive officers of Sand Ridge Financial and members of their immediate families were indebted to Sand Ridge Bank in the aggregate amount of approximately $2,375,000. Such indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. All such loans were current at December 31, 1998 and are not considered to involve more than the normal risk of collectibility or to present other unfavorable features.

Selected Financial Data
-----------------------


The following table sets forth certain information concerning the financial condition, earnings and other data regarding Sand Ridge Financial Corporation at the dates and for the periods indicated:


                                                                        Year Ended December 31
                                                   ----------------------------------------------------------------
                                                       1998          1997         1996         1995          1994
                                                       ----          ----         ----         ----          ----
                                                                            (In thousands)

FINANCIAL CONDITION AND OTHER DATA
Assets                                             $   557,173  $   456,094  $   416,544  $   393,138   $   363,566
Investment securities
   Held-to-maturity                                          -            -            -            -        17,948
   Available-for-sale                                  205,623      154,483      124,205      124,588        85,623
Loans receivable, net of unearned
  income, deferred loan fees and allowance
  for loan losses                                      313,614      268,729      256,115      242,999       233,696
Deposits                                               449,102      378,676      361,280      336,022       307,903
Long-term FHLB advances                                 14,390        4,686        3,500            -             -
Shareholders' equity                                    44,533       39,681       34,589       31,002        24,279

                                                                        Year Ended December 31
                                                   ----------------------------------------------------------------
                                                       1998          1997         1996         1995          1994
                                                       ----          ----         ----         ----          ----
                                                             (Dollars in thousands, except per share data)

EARNINGS AND OTHER DATA
Interest income                                    $    35,342  $    32,122  $    28,932  $    27,354   $    23,248
Interest expense                                        18,051       16,257       14,472       14,058        10,933
                                                   -----------  -----------  -----------  -----------   -----------
Net interest income                                     17,291       15,865       14,460       13,296        12,315
Provision for loan losses                                2,050        1,800        1,440        1,040           840
                                                   -----------  -----------  -----------  -----------   -----------
Net interest income after provision
  for loan losses                                       15,241       14,065       13,020       12,256        11,475
Other income                                             4,533        3,851        3,277        2,999         2,723
Other expenses                                          12,681       11,229        9,499        9,567         9,276
                                                   -----------  -----------  -----------  -----------   -----------
Earnings before income taxes                             7,093        6,687        6,798        5,688         4,922
Income taxes                                             1,645        1,694        1,914        1,530         1,283
                                                   -----------  -----------  -----------  -----------   -----------

Net earnings                                       $     5,448  $     4,993  $     4,884  $     4,158   $     3,639
                                                   ===========  ===========  ===========  ===========   ===========

Net earnings per share                             $     90.80  $     83.21  $     81.39  $     69.30   $     60.66
                                                   ===========  ===========  ===========  ===========   ===========
Dividends per share                                $     18.00  $     17.00  $     16.00  $     15.00   $     14.00

Return on equity  (net earnings
  divided by average equity)                             12.90%       13.74%       15.06%       15.24%        15.30%

Return on assets (net earnings
  divided by  average total assets)                       1.08%        1.13%        1.20%        1.09%         1.07%

Dividend payout ratio (dividends
  declared per share divided by
  net earnings per share)                                19.82%      20.43%       19.66%       21.65%        23.08%

Book value per common share                        $    742.21  $    661.34  $    576.49  $    516.70   $    404.64

Average shareholders' equity
  to average total assets                                 8.41%        8.23%        7.99%        7.17%         6.97%

Analysis Of Net Interest Income
-------------------------------

The following table sets forth for the years ended December 31, 1998, 1997 and 1996 the average balances of major categories of interest-earning assets and interest-bearing liabilities, interest income earned and interest expense paid during such periods and the related weighted average rates for Sand Ridge Financial Corporation.


                                                                            Year ended December 31,
                                     ----------------------------------------------------------------------------------------------
                                                   1998                            1997                          1996
                                     ------------------------------   ----------------------------  -------------------------------
                                       Average   Interest              Average    Interest            Average   Interest
                                     Outstanding  Earned/    Yield/  Outstanding   Earned/  Yield/  Outstanding  Earned/    Yield/
                                       Balance     Paid       Rate     Balance      Paid     Rate     Balance     Paid       Rate
                                       -------     ----       ----     -------      ----     ----     -------     ----       ----
                                                                          (Dollars in thousands)
Interest-earning assets:
  Loans (1)                           $287,835    $24,295      8.44%   $267,162    $22,642   8.48%    $255,482    $21,149     8.28%
  Securities available for sale (2)    186,532     10,897      5.84     136,684      8,498   6.22      124,115      7,448     6.00
  Federal funds sold                     2,648        141      5.32      17,247        973   5.64        5,925        316     5.33
  Interest-bearing balances with
   financial institutions                  100          9      9.00         100          9   9.00          239         19     7.95
                                      --------    -------              --------    -------            --------    -------
  Total interest-earning assets        477,115     35,342      7.41     421,193     32,122   7.63      385,761     28,932     7.50
Noninterest-earning assets:
  Allowance for loan losses             (3,884)                          (2,940)                        (3,664)
  Cash and due from financial
    institutions                        13,801                           11,799                         12,030
  SFAS No. 115 adjustment                4,283                            2,149                          1,678
  Other assets                          10,919                            9,413                         10,211
                                      --------                         --------                       --------
Total assets                          $502,234                         $441,614                       $406,016
                                      ========                         ========                       ========

Interest-bearing liabilities:
  Savings, NOW and money market       $183,131      5,606      3.06    $174,340      5,703   3.27     $176,346      5,800     3.29
  Other time deposits                  197,230     10,950      5.55     176,428     10,016   5.68      146,484      8,252     5.63
  Federal funds purchased                3,628        207      5.71         342         18   5.26        3,233        178     5.51
  Securities sold under agreements
    to repurchase                        6,323        344      5.44         899         51   5.67        1,574         93     5.91
  Advances from FHLB                    15,942        898      5.63       7,847        469   5.98        2,642        149     5.64
  Other                                  1,002         46      4.59           -          -      -            -          -        -
                                      --------    -------              --------    -------            --------    -------
  Total interest-bearing liabilities   407,256     18,051      4.43     359,856     16,257   4.52      330,279     14,472     4.38
                                                  -------                           -------                       -------
Noninterest-bearing liabilities
  Demand deposits                       47,866                           41,427                         38,977
  Other liabilities                      4,867                            3,983                          4,334
                                      --------                         --------                       --------
Total liabilities                      459,989                          405,266                        373,590
Shareholders' equity                    42,245                           36,348                         32,426
                                      --------                          -------                        -------
Total liabilities and
  shareholders' equity                $502,234                         $441,614                       $406,016
                                      ========                         ========                       ========

Net interest income, interest rate spread         $17,291      2.98%               $15,865   3.11%                $14,460     3.12%
                                                  =======                          =======                        =======
Net interest margin (net interest income as a
  percent of average interest-earning assets)                  3.62%                         3.77%                            3.75%
Average interest-earning assets to average
  interest-bearing liabilities                               117.15%                       117.04%                          116.80%

--------------------

(1) For purposes of these computations, nonaccrual loans are included in the average loan balances outstanding and loan fees are included in interest on loans receivable. The inclusion of nonaccrual loans and fees does not have a material effect on either the average balance or the average yield.


(2) Interest income on tax-exempt securities has not been adjusted to a taxable equivalent basis.

Interest Income And Expense Rate/Volume Analysis
------------------------------------------------


The table below describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Sand Ridge Financial Corporation's interest income and expense during the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and
(iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                      Year ended December 31,
                                             --------------------------------------------------------------------------
                                                        1998 vs. 1997                          1997 vs. 1996
                                             --------------------------------       -----------------------------------
                                               Increase (decrease)                    Increase (decrease)
                                                     due to                                 due to
                                             ----------------------                 ----------------------
                                              Volume         Rate       Total       Volume         Rate          Total
                                              ------         ----       -----       ------         ----          -----
                                                                    (In thousands)

     Interest income attributable to:
       Loans                                 $ 1,745      $   (92)     $ 1,653      $   977      $   516      $ 1,493
     Securities available for sale (1)         2,939         (540)
                                                                         2,399          774          276        1,050
       Federal funds sold                       (780)         (52)        (832)         638           19          657
       Interest-bearing balances with
         financial institutions                   --           --           --          (12)           2          (10)
                                             -------      -------      -------      -------      -------      -------
       Total interest income                   3,904         (684)       3,220        2,377          813        3,190

     Interest expense attributable to:
       Savings, NOW and
         money market                            279         (376)         (97)         (66)         (31)         (97)
       Other time deposits                     1,159         (225)         934        1,699           65        1,764
       Federal funds purchased                   187            2          189         (152)          (8)        (160)
       Securities sold under
         agreements to repurchase                295           (2)         293          (38)          (4)         (42)
       Advances from FHLB                        457          (28)         429          311            9          320
       Other                                      46           --           46           --           --           --
                                             -------      -------      -------      -------      -------      -------
       Total interest expense                  2,423         (629)       1,794        1,754           31        1,785
                                             -------      -------      -------      -------      -------      -------

     Increase (decrease) in net
       interest income                       $ 1,481      $  (55)      $ 1,426      $   623      $   782      $ 1,405
                                             =======      =======      =======      =======      =======      =======

         (1) Interest income on tax-exempt securities has not been adjusted to a tax equivalent basis.


Securities
----------


The following table sets forth the carrying amount of securities classified as available for sale at December 31, 1998, 1997 and 1996. Sand Ridge Financial Corporation did not have any securities classified as held to maturity at these three dates. Securities classified as available for sale are recorded at fair value.


                                             Available for Sale
                                     ------------------------------------
                                                 December 31,
                                     ------------------------------------
                                        1998         1997          1996
                                        ----         ----          ----
                                                (In thousands)

     U.S. treasury and
       government agencies           $   37,257   $   19,364   $   16,709
     Obligations of states and
       political subdivisions           109,990       69,431       59,198
     Other corporate securities             200        2,678          414
     Mortgage-backed securities          55,918       61,629       46,509
     Marketable equity securities         2,258        1,381        1,375
                                     ----------   ----------   ----------
     Total                           $  205,623   $  154,483   $  124,205
                                     ==========   ==========   ==========

The following table presents the contractual maturities or terms to repricing of debt securities available for sale and the weighted average yield at December 31, 1998.



                                                         After                    After
                                                        One but                 Five but
                               Within one year      within five years       within ten years    After ten years       Totals
                              Amount   Yield(1)     Amount    Yield(1)      Amount   Yield(1)   Amount  Yield(1)  Amount  Yield(1)
                              ------   --------     ------    --------      ------   --------   ------  --------  ------  --------
                                                                  (Dollars in thousands)

U.S. treasury and
  government agencies        $ 5,297    5.89%       $ 5,072      5.99%     $26,888   6.37%      $     --     --%    $ 37,257   6.25%
Obligations of states and
  political subdivisions       1,870    6.77         13,444      5.94       23,291   5.61         71,385   5.05      109,990   5.30
Other corporate securities        --      --            200     10.09           --     --             --     --          200  10.09
Mortgage-backed securities        --      --             --        --           --     --         55,918   5.43       55,918   5.43
                             -------                -------                -------              --------            --------

                             $ 7,167    6.12%       $18,716      6.00%     $50,179   6.02%      $127,303   5.22%    $203,365   5.52%
                             =======    ====        =======      ====      =======   ====       ========   ====     ========   ====


          (1) Yield on tax-exempt securities has not been adjusted to a taxable equivalent basis

At December 31, 1998 there were no holdings of securities of any one issuer, other than the U.S. government and its agencies and corporations, in an amount greater than 10% of shareholders' equity.

Loan Portfolio
--------------

LOAN PORTFOLIO COMPOSITION. Sand Ridge Financial Corporation's primary lending areas are the cities of Highland, Schererville and Hammond, Indiana and the contiguous areas in Lake County, Indiana.

The following table presents certain information regarding the composition of Sand Ridge Financial Corporation's loan portfolio at the dates indicated:



                                                                    At December 31,
                                           -------------------------------------------------------------------
                                           1998            1997           1996           1995            1994
                                           ----            ----           ----           ----            ----
                                                                     (In thousands)

Commercial                                $125,056       $105,181       $102,464       $ 92,767          $ 78,810
Real estate-mortgage                       131,519         94,362         85,202         86,872            93,843
Real estate-construction                     1,687          2,160          3,600          2,869               589
Installment                                 57,226         68,159         65,845         63,448            63,922
Credit card                                  2,786          2,686          2,010          1,241                --
                                          --------       --------       --------       --------          --------
 Total loans                               318,274        272,548        259,121        247,197           237,164
Deferred loan fees                            (519)          (567)          (639)          (826)             (893)
Allowance for loan losses                   (4,141)        (3,252)        (2,367)        (3,372)           (2,575)
                                          --------       --------       --------       --------          --------
 Net loans                                $313,614       $268,729       $256,115       $242,999          $233,696
                                          ========       ========       ========       ========          ========



At December 31, 1998, Sand Ridge Financial Corporation did not have any concentrations of loans exceeding 10% of total loans not otherwise disclosed in the loan categories in the table above.

LOAN MATURITY SCHEDULE. The following table sets forth certain information at December 31, 1998 regarding commercial and real estate-construction loans maturing or repricing, based on the earlier of contractual terms to maturity or the next scheduled repricing date for variable rate loans:




                                                            After one       After five
                                             Within        but within       but within      After
                                            one year       five years        ten years     ten years        Total
                                            --------       ----------        ---------     ---------        -----
                                                                           (In thousands)

     Commercial                            $   55,673      $   34,845     $   22,121     $   12,417      $  125,056
     Real estate - construction                 1,687              --             --             --           1,687
                                           ----------      ----------     ----------     ----------      ----------
         Total                             $   57,360      $   34,845     $   22,121     $   12,417      $  126,743
                                           ==========      ==========     ==========     ==========      ==========





The following table sets forth the dollar amount of all commercial and real estate-construction loans due after one year at December 31, 1998 that have predetermined interest rates and have floating or adjustable interest rates:



                                  Predetermined       Floating or
                                     rates          Adjustable rates
                                  -------------     ----------------
                                           (In thousands)
     Commercial                     $ 14,429            $ 54,954
     Real estate - construction           --                  --
                                    --------            --------
          Total                     $ 14,429            $ 54,954
                                    ========            ========



DELINQUENT LOANS AND NONPERFORMING ASSETS. All loans are reviewed on a regular basis and are placed on nonaccrual status when, in the opinion of management, the collection of interest is doubtful. Loans are classified as restructured when management, to protect its investment, grants concessions that would not otherwise be considered to a debtor. Other real estate owned ("OREO") represents real estate acquired by Sand Ridge Financial Corporation as a result of loan defaults by customers. The following table summarizes Sand Ridge Financial Corporation's nonaccrual loans, restructured loans, OREO and past due loans.



                                                                       At December 31,
                                            ------------------------------------------------------------------
                                             1998            1997           1996           1995          1994
                                             ----            ----           ----           ----          ----
                                                                   (Dollars in thousands)
     Nonaccrual loans                       $ 1,114       $ 2,643        $ 5,834        $   873         $ 657
     Restructured loans                         215            --             --             --            --
     Other real estate owned                     --           200             --             --            --
     Accruing loans past due
       90 days or more                          719           188            203            146           170
                                            -------       -------        -------        -------         -----
         Total nonperforming assets         $ 2,048       $ 3,031        $ 6,037        $ 1,019         $ 827
                                            =======       =======        =======        =======         =====
     Nonperforming assets as a
       percent of total loans plus OREO        0.64%         1.11%          2.33%          0.41%         0.35%


Interest income which would have been recorded under the original terms of nonaccrual loans and the interest income actually recognized are summarized below:


                                                                  Year ended December 31,
                                        ------------------------------------------------------------------
                                         1998            1997           1996           1995          1994
                                         ----            ----           ----           ----          ----
                                                            (Dollars in thousands)
     Interest income which would
      have been recorded                $   152       $   388        $   510        $    83         $  40
     Interest income recognized              82            61            103            120            35
                                        -------       -------        -------        -------         -----
     Interest income foregone           $    70       $   327        $   407        $   (37)        $   5
                                        =======       =======        =======        =======         =====

At December 31, 1998, Sand Ridge Financial Corporation had approximately $2.4 million in loans not currently classified as nonaccrual or 90 days past due and accruing where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in future disclosure of such loans. These loans are subject to constant monitoring by management and are considered in determining the adequacy of Sand Ridge Financial Corporation's allowance for loan losses.

ALLOWANCE FOR LOAN LOSSES. Sand Ridge Financial Corporation maintains an allowance to absorb anticipated losses on loans. Additions to the allowance for loan losses are charged to the provision for loan losses on the statement of income. Management reviews on a quarterly basis the allowance for loan losses as it relates to a number of relevant factors, including, but not limited to, trends in the level of nonperforming assets, current and anticipated economic conditions in the primary lending area, past loss experience, loan concentrations, composition of the loan portfolio and possible losses arising from specific problem loans. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

The following table sets forth an analysis of Sand Ridge Financial Corporation's allowance for loan losses for the periods indicated:



                                                               Year ended December 31,
                                            -----------------------------------------------------------
                                            1998          1997          1996         1995          1994
                                            ----          ----          ----         ----          ----
                                                               (Dollars in thousands)

Loans outstanding at end of period        $318,274      $272,548      $259,121      $247,197      $237,164
Average loans outstanding
  during period                           $287,835      $267,162      $255,482      $240,044      $219,928

Allowance for loan losses
  balance at beginning of period          $  3,252      $  2,367      $  3,372      $  2,575      $  2,386
Charge-offs:
   Commercial                                1,073           979         2,299           134           510
   Real estate - mortgage                        4            10            14            --            97
   Real estate - construction                   --            --            --            --            --
   Installment and credit card                 436           522           480           411           178
                                          --------      --------      --------      --------      --------
      Total charge-offs                      1,513         1,511         2,793           545           785

Recoveries:
   Commercial                                  258           430           186           168            60
   Real estate - mortgage                       11            16             4            --            24
   Real estate - construction                   --            --            --            --            --
   Installment and credit card                  83           150           158           134            50
                                          --------      --------      --------      --------      --------
      Total recoveries                         352           596           348           302           134

Net charge-offs (recoveries)                 1,161           915         2,445           243           651
Provision for loan losses                    2,050         1,800         1,440         1,040           840
                                          --------      --------      --------      --------      --------
Allowance for loan losses
  balance at end of period                $  4,141      $  3,252      $  2,367      $  3,372      $  2,575
                                          ========      ========      ========      ========      ========
Ratio of net charge-offs (recoveries)
   during the period to average loans
   outstanding during the period               .40%          .34%          .96%          .10%          .30%

The following table provides an allocation of Sand Ridge Financial Corporation's allowance for loan losses by category for the periods indicated. The allowance can be allocated by category only on an approximate basis. The allocation of allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.



                                                             Allowance for Loan Losses
                                                                    At December 31,
                                                   --------------------------------------------------
                                                    1998      1997        1996       1995       1994
                                                    ----      ----        ----       ----       ----
                                                                        (In thousands)

     Commercial                                    $1,180     $1,421     $1,134     $  683     $  825
     Real estate - mortgage                           166        131        118        255        522
     Real estate - construction                        --         --         --         --         --
     Installment and credit card                      515        499        419        105         95
     Unallocated                                    2,280      1,201        696      2,329      1,133
                                                   ------     ------     ------     ------     ------
         Total                                     $4,141     $3,252     $2,367     $3,372     $2,575
                                                   ======     ======     ======     ======     ======




                                                                    Percentage of Loans
                                                                     To Total Loans
                                                                     At December 31,
                                         ------------------------------------------------------------------------
                                          1998          1997             1996            1995             1994
                                         -----          ----             ----            ----             ----

     Commercial                           39.29%        38.59%           39.54%          37.53%           33.23%
     Real estate - mortgage               41.32%        34.63%           32.88%          35.14%           39.57%
     Real estate - construction             .53%          .79%            1.39%           1.16%             .25%
     Installment and credit card          18.86%        25.99%           26.19%          26.17%           26.95%
     Unallocated                            N/A           N/A              N/A             N/A              N/A
                                         ------        ------           ------          ------           ------
         Total                           100.00%       100.00%          100.00%         100.00%          100.00%
                                         ======        ======           ======          ======           ======



Deposits
--------


Deposits have traditionally been the primary source of Sand Ridge Financial Corporation's funds for use in lending and other investment activities. Deposits are attracted principally within the area of Lake County, Indiana, through the offering of a broad selection of deposit instruments, including checking and NOW accounts, money market deposit accounts, regular passbook savings accounts, term certificate accounts and retirement savings plans. Sand Ridge Financial Corporation has not and does not presently use brokers to attract deposits.

The average balance of and the average rate paid on various deposit categories for 1998, 1997 and 1996 is disclosed elsewhere herein in the table showing "Analysis Of Net Interest Income."


The following table presents the amount of Sand Ridge Financial Corporation's time deposits of $100,000 or more by the time remaining until maturity as of December 31, 1998:



     Maturity                       December 31, 1998
     --------                       -----------------
                                     (In thousands)

     Three months or less                $21,333
     Over three through six months         4,837
     Over six through twelve months        6,513
     Over twelve months                    6,076
                                         -------
     Total                               $38,759
                                         =======

Return On Equity And Assets
---------------------------

     The following table sets forth certain performance ratios of Sand Ridge Financial Corporation for the periods indicated:




                                                                     Year ended December 31,
                                                            -----------------------------------------
                                                            1998             1997              1996
                                                            ----             ----              ----

Return on assets (net income
 divided by total assets)                                   1.08%            1.13%             1.20%

Return on equity (net income
 divided by average equity)                                12.90%           13.74%            15.06%

Dividend payout ratio (dividends
 declared per share divided by
 net income per share)                                     19.82%           20.43%            19.66%

Equity to assets ratio (average
 equity divided by average assets)                          8.41%            8.23%             7.99%



Short-Term Borrowings
---------------------


This information is not required as there were no categories of short-term borrowings for which the average balance outstanding during the period was 30 percent or more of shareholders' equity at the end of the period.

               PRINCIPAL SHAREHOLDERS AND OWNERSHIP BY MANAGEMENT

     For information regarding the principal shareholders of First Financial and ownership of First Financial Common Stock by First Financial's directors and executive officers, see "Item 12. Security Ownership of Certain Beneficial Owners and Management" in the First Financial Form 10-K, which is incorporated herein by reference.


     The following table sets forth certain information with respect to the only persons known to Sand Ridge Financial to own beneficially more than 5% of the outstanding common stock of Sand Ridge Financial as of the Record Date:


                                                                       Number of        Percent of Shares
           Name and Address                                              Shares           Outstanding
           ----------------                                              ------           -----------

           Bruce E. Leep                                                 7,544               12.57%
           Sand Ridge Financial Corporation
           2611 Highway Avenue
           Highland, Indiana  46322

           E. Kenneth Leep                                               6,559               10.93%
           Sand Ridge Financial Corporation
           2611 Highway Avenue
           Highland, Indiana  46322

           Van Der Molen Sand Ridge LLC                                  5,786                9.64%
           Richard L. Van Der Molen, Trustee
           1 North 335 Indian Knoll Road
           West Chicago, Illinois  60185

         The following table sets forth certain information regarding the number of shares of common stock of Sand Ridge Financial beneficially owned by each director of Sand Ridge Financial and by all directors and executive officers of Sand Ridge Financial as a group as of the Record Date:


                                                           Number of           Percent of Shares
                            Name                            Shares               Outstanding
                            ----                            ------               -----------

         Bruce E. Leep                                        7,544 (1)               12.57%
         E. Kenneth Leep                                      6,559 (2)               10.93%
         Richard E. Olszewski                                    50 (3)                0.08%
         Rhett L. Tauber                                         50 (4)                0.08%
         Gerald Van Prooyen                                   1,571 (5)                2.62%
         Samuel Van Til                                         102 (6)                0.17%
         Carl Wolak                                             260 (7)                0.43%

         All executive officers and
         directors as a group
         (9 persons)                                         16,918                   28.20%

         --------------------
         (1) Of these, 3,034 shares are owned by Mr. Bruce E. Leep's wife, for which Mr. Leep disclaims beneficial ownership, and 387 shares are owned by the Sand Ridge Financial Employee Profit Sharing Trust, of which Mr. Leep is a committee member.

         (2) Of these, 2,336 shares are owned by Mr. E. Kenneth Leep's wife and 380 shares are owned by their children, for which Mr. Leep disclaims beneficial ownership.

         (3)      All of Mr. Olszewski's shares are owned jointly with his wife.

         (4)      All of Mr. Tauber's shares are owned jointly with his wife.

         (5) Of these, 24 shares are owned by a revocable trust, of which Mr. Van Prooyen is the trustee, and 624 shares are owned by Mr. Van Prooyen's wife. Mr. Van Prooyen disclaims beneficial ownership of the shares owned by the trust and his wife.

         (6)      All of Mr. Van Til's shares are owned jointly with his wife.

         (7) Of these, 10 shares are owned by Mr. Wolak's wife, for which Mr. Wolak disclaims beneficial ownership, and 150 shares are owned jointly with his wife.

                   COMPARATIVE MARKET AND DIVIDEND INFORMATION


Nature Of Trading Market
------------------------


         The First Financial Common Stock is quoted on the Nasdaq National Market under the symbol "FFBC". On April __, 1999, the last reported sale price of First Financial Common Stock as reported on the Nasdaq National Market was $_____ per share.


         The Sand Ridge Financial Common Stock is not traded on an established public market. The last known trading price of Sand Ridge Financial Common Stock was $1,100 per share on December 8, 1998 for two shares. As there is not an established public trading market for the shares of Sand Ridge Financial Common Stock, the stock is not liquid and the price indicated above may not reflect the prices which would be paid for such shares on an active market. This information should not necessarily be relied upon when determining the value of a shareholder's investment.


         The following table sets forth, for the periods indicated, the high and low sales prices per share of First Financial Common Stock as reported on the Nasdaq National Market. All prices have been adjusted to give retroactive effect to stock dividends and stock splits.



                                              FIRST FINANCIAL           FIRST FINANCIAL
                                                 HIGH BID                  LOW BID
                                                 --------                  -------

         1995
         ----
         First Quarter                             $13.05                    $12.21
         Second Quarter                             12.96                     12.40
         Third Quarter                              13.33                     12.40
         Fourth Quarter                             13.24                     12.40

         1996
         ----
         First Quarter                              13.34                     12.58
         Second Quarter                             13.15                     11.84
         Third Quarter                              13.15                     12.02
         Fourth Quarter                             13.43                     12.49

         1997
         ----
         First Quarter                              15.19                     12.60
         Second Quarter                             17.15                     13.95
         Third Quarter                              23.07                     16.12
         Fourth Quarter                             22.95                     21.14

         1998
         ----
         First Quarter                              26.70                     21.82
         Second Quarter                             28.98                     23.41
         Third Quarter                              26.70                     22.73
         Fourth Quarter                             31.00                     25.00

         1999
         ----
         First Quarter                                 --                        --

         The following information reflects actual trade transactions in Sand Ridge Financial Common Stock made during 1996, 1997 and 1998, for which management is aware of both the number of shares traded and the selling price. Management is aware of three other trades not listed below, but is not aware of the selling price for such trades. The information should not necessarily be relied upon when determining the value of a shareholder's investment.



                                                        Sand Ridge Financial Trades In
                                              ----------------------------------------------------
                                                    1996              1997             1998
                                                    ----              ----             ----
           Number of trades                                  7                11                 13
           Number of shares traded                       1,350               510                269
           Selling price                       $439.89-$569.67   $569.67-$700.00  $925.00-$1,100.00



         As of __________ __, 1999, there were approximately _______ holders of record of First Financial Common Stock. As of April 1, 1999, Sand Ridge Financial had 337 shareholders of record.

Dividends
---------


         The following table sets forth the per share cash dividends declared on First Financial and Sand Ridge Financial Common Stock, respectively, for each quarter since January 1, 1996. First Financial dividends have been adjusted to give retroactive effect to all stock dividends and stock splits.



                                                   FIRST                  SAND RIDGE
                                                 FINANCIAL                 FINANCIAL
                                                 ---------                 ---------
         1996
         ----
         First Quarter                              .11
         Second Quarter                             .11
         Third Quarter                              .11
         Fourth Quarter                             .12                      16.00

         1997
         ----
         First Quarter                              .12
         Second Quarter                             .12
         Third Quarter                              .14
         Fourth Quarter                             .14                      17.00

         1998
         ----
         First Quarter                              .14
         Second Quarter                             .14
         Third Quarter                              .14
         Fourth Quarter                             .15                      18.00

         1999
         ----
         First Quarter                              .15                         --


         In the Merger Agreement, First Financial and Sand Ridge Financial agreed that if the Effective Time is after First Financial's record date for its first quarter, 1999 regular dividend, Sand Ridge Financial shareholders will receive a quarterly dividend of $4.75 per share on April 1, 1999.

         The future dividend policy of First Financial is subject to the discretion of First Financial's Board of Directors, cash needs, general business conditions and dividends from subsidiaries.

         For certain restrictions on the payment of dividends by First Financial and Sand Ridge Financial, see "COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS--Dividend Rights."

               COMPARISON OF COMMON STOCK AND SHAREHOLDERS' RIGHTS

         The following summary comparison of the terms of the common stock of Sand Ridge Financial and First Financial, and the rights of holders thereof, does not purport to be complete and is qualified in its entirety by reference to First Financial's Articles of Incorporation, Sand Ridge Financial's Articles of Incorporation, First Financial's Regulations and Sand Ridge Financial's Code of By-Laws. Various features of the Articles of Incorporation and Regulations of First Financial differ from Sand Ridge Financial's Articles of Incorporation and Code of By-Laws. The following discussion summarizes the differences that are deemed to be material by First Financial.


Authorized But Unissued Shares
------------------------------

         First Financial's Articles of Incorporation authorize the issuance of 60,000,000 shares, without par value, of First Financial Common Stock, of which 36,320,338 shares were issued and outstanding at December 31, 1998. At its upcoming annual meeting of shareholders, First Financial is proposing to increase its authorized common shares to 160,000,000 shares. The remaining authorized but unissued shares of First Financial Common Stock may be issued upon authorization of the Board of Directors without prior shareholder approval.


         Sand Ridge Financial's Articles of Incorporation authorize the issuance of 200,000 shares, without par value, of Sand Ridge Financial Common Stock, of which 60,000 shares were issued and outstanding at December 31, 1998.



Dividend Rights
---------------

         The holders of Sand Ridge Financial and First Financial Common Stock are entitled to dividends and other distributions when, as and if declared by their respective Boards of Directors out of funds legally available therefor. Subject to certain regulatory restrictions, dividends may be paid in cash, property or shares of common stock, unless the entity is insolvent or the dividend payment would render it insolvent.

         The amount of dividends, if any, that might be declared by First Financial following the purchase will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions of subsidiaries (since First Financial will be dependent upon dividends paid to it by its subsidiaries) and the discretion of First Financial's Board of Directors. Dividends paid to First Financial by its subsidiary financial institutions are subject to the regulations of various regulatory authorities. A Federal Reserve Board Policy Statement provides that cash dividends paid by a bank holding company should meet the following two guidelines: (1) the organization's net income available to common shareholders over the past year should be sufficient to fully fund the dividends and (2) the prospective rate of earnings retention by the organization appears consistent with capital needs, asset quality, and overall financial condition. First Financial has complied with the first guideline since its organization in 1983 and believes it has also complied with the second guideline.

Directors
---------

         After the Merger, Sand Ridge Financial's Board of Directors will cease to exist and First Financial's Board of Directors will be the Board of Directors for the Surviving Corporation, except that Bruce E. Leep, a member of Sand Ridge Bank's Board of Directors, will be appointed to First Financial's Board promptly after the Effective Time. First Financial does NOT have a similar agreement with Hebron Bancorp, Inc.

         The number of directors of First Financial can be no less than nine and no more than 25. First Financial currently has 15 directors, not including the Sand Ridge Bank director who will be appointed to First Financial's Board promptly after the Effective Time, divided into three classes of directors. The size of the Board can be increased or decreased at any time by:

          a. the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors, or

          b. the affirmative vote of the holders of at least two-thirds (2/3rds) of the outstanding voting power of First Financial at a meeting of shareholders, at which a quorum is present, called for the purpose of electing directors.

         First Financial's Board of Directors may not, under provisions of First Financial's Regulations, increase the authorized number of directors by more than three positions during any period between annual meetings.

         First Financial directors are elected to three-year terms, with the term of office of one class expiring each year. Shareholders of First Financial annually elect only one of the three classes. This method of election could be considered an impediment for a takeover of control of First Financial by third parties.

         Sand Ridge Financial's Code of By-Laws provides for a Board of Directors of seven persons. All directors are elected by the shareholders to one-year terms at each annual meeting, except that the Board of Directors may fill vacancies occurring on the Board of Directors, including vacancies resulting from an increase in the number of directors on the Board.

         Nominations for the election of First Financial directors may be made by the Board of Directors, a committee appointed by the Board of Directors or by any shareholder entitled to vote in the election of directors. Shareholders intending to nominate director candidates for election must deliver written notice thereof to the Secretary of First Financial no later than (i) 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders with respect to an election to be held at an annual meeting of shareholders, or (ii) the close of business on the tenth day following the date on which a meeting notice is first given to shareholders with respect to an election to be held at a special meeting of shareholders. The written notice must set forth certain information, as described in the Regulations, concerning the shareholder and the person being nominated. Any person not nominated in compliance with the prescribed procedures will not be eligible for election as a director. Sand Ridge Financial's Code of By-Laws does not describe the method for making nominations for the election of directors.

         A majority of First Financial's directors in office at any time, though less than a majority of the whole authorized number of directors, may, by a vote of a majority of their number, fill any director's office that is created by an increase in the number of directors or by a vacancy. Any directors so chosen will hold office for the remaining length of the term; a vote by First Financial shareholders is not required. A majority of Sand Ridge Financial's directors then in office is required to fill any vacancies in Sand Ridge Financial's Board or fill any newly created director positions. Any directors so chosen may hold office only until the next annual or special meeting of the shareholders.

         Any director of Sand Ridge Financial may be removed, with or without cause, by the affirmative vote of at least two-thirds (2/3rds) of the outstanding shares of Sand Ridge Financial Common Stock at a meeting of shareholders called for that purpose. A First Financial director may be removed only if a court of law finds such director guilty of a felony or if the director has breached his or her fiduciary duty under the laws of Ohio.

         First Financial's Regulations have an age limitation preventing election or re-election of directors who have reached the age of 70 years or older. Sand Ridge Financial's Articles of Incorporation and Code of By-Laws do not contain such an age limitation, but as a matter of policy all directors in fact resign at age 70.


Quorum For Shareholders' Meetings
---------------------------------

         Except as provided by law, the holders of record of a majority of outstanding shares, in person or by proxy, are required for a quorum at all First Financial and Sand Ridge Financial shareholders' meetings.


Meeting Participation By Use Of Communication Equipment
-------------------------------------------------------

         Sand Ridge Financial's Code of By-Laws allows any or all directors to participate in a Board of Directors meeting or a committee meeting by using a conference telephone or similar communication equipment by means of which all persons participating in the meeting can communicate with each other. First Financial's Articles of Incorporation and Regulations make no provision for meeting participation using communication equipment, but Ohio statutes allow directors to participate in a directors' meeting using such equipment.


Voting Rights
-------------

         The holders of Sand Ridge Financial Common Stock and First Financial Common Stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of First Financial or Sand Ridge Financial do not have cumulative voting rights in the election of directors.

Special Meetings
----------------


         Special meetings of the shareholders of First Financial may be called for any purpose by the Chairman of the Board of Directors; by the President; by the Vice President authorized to exercise the authority of the President upon his absence, death or disability; by resolution of the directors; or by holders of not less than 50% percent of the outstanding voting power of First Financial.

         Special meetings of the shareholders of Sand Ridge Financial may be called by the President, by the Board of Directors, or by shareholders holding of record not less than one-fourth (1/4th) of all shares of Sand Ridge Financial Common Stock outstanding and entitled to vote on the business proposed to be transacted at the meeting. The President shall also call a special meeting upon the written request of a majority of the members of the Board of Directors or shareholders holding of record a majority of all shares of common stock outstanding and entitled to vote on the business for which the meeting is being called. Any request for a special meeting shall state the purpose or purposes of the proposed meeting.



Notice Of Shareholder Meetings
------------------------------

         First Financial and Sand Ridge Financial have similar notification requirements. Notice of shareholder meetings shall be mailed, postage prepaid, to every shareholder of record at the address appearing on the respective company's books at least ten days prior to the date of the meeting.


Preemptive Rights
-----------------

         As permitted by law, neither First Financial's nor Sand Ridge Financial's Articles of Incorporation provide for preemptive rights.


Redemption And Assessment
-------------------------

         Shares of First Financial and Sand Ridge Financial Common Stock are not subject to further call or assessment. A bank holding company may redeem or purchase shares of its Common Stock with funds legally available therefor, provided it gives prior notice to the Federal Reserve Board if the consideration to be paid for the purchase or redemption, when aggregated with the consideration paid for all purchases or redemptions for the preceding twelve months, equals or exceeds 10% of its consolidated net worth. This prior notification is not required if the bank holding company (a) exceeds the thresholds established for a "well-capitalized" institution both before and after the redemption, (b) received a composite "1" or "2" rating at its most recent regulatory inspection, and (c) is not the subject of any unresolved supervisory issues. First Financial currently meets these three requirements and is not required to notify the Federal Reserve Board before purchasing shares of its common stock. Redemptions may not be made when First Financial is insolvent or, as a result of the redemption, would be rendered insolvent. Redemptions or repurchases of Sand Ridge Financial Common Stock are also subject to regulatory limitations.

Two-Thirds Majority Vote Required
---------------------------------

The Articles of Incorporation for Sand Ridge Financial require a two-thirds (2/3rds) majority vote of the outstanding shares of Sand Ridge Financial Common Stock for:

         a.       Removal of any or all members of the Board of Directors;

         b. Approval of any merger or consolidation of Sand Ridge Financial or any of its subsidiaries, except for a merger or consolidation of one or more subsidiaries with each other or with the holding company;

         c.       The liquidation or dissolution of Sand Ridge Financial;

         d. Any sale, exchange or other disposition of (but not any bona fide security interest in or mortgage, pledge or other encumbrance on) all or substantially all of the assets of Sand Ridge Financial; and

         e. Any amendment or repeal of the two-thirds (2/3rds) voting requirement for the above four items.

         See "Directors" and "Amendments to Articles and Regulations/Code of By-Laws" of this section for discussions of those actions requiring a two-thirds (2/3rds) affirmative vote of outstanding shares of First Financial Common Stock.


Amendments To Articles And Regulations/Code of By-Laws
------------------------------------------------------

         Any provision of First Financial's Articles of Incorporation may be amended, altered, changed or repealed by following the procedures prescribed by the then current laws of the State of Ohio.


         Any section of Sand Ridge Financial's Articles of Incorporation may be amended or repealed by following the procedures prescribed by the then current laws of the State of Indiana, except for repeal or amendment of the section of the Articles requiring a two-thirds (2/3rds) majority vote of outstanding shares of Sand Ridge Financial Common Stock entitled to vote, as described in "Two-Thirds Majority Vote Required."


         Sand Ridge Financial's Code of By-Laws may be altered, amended or repealed by a majority vote of the number of authorized members of the Board of Directors. Since Sand Ridge Financial's Code of By-Laws currently authorizes a Board of seven members, the affirmative vote of four members is necessary to alter, amend, or repeal provisions of the Code of By-Laws.

         First Financial's Regulations may be amended, altered, repealed or replaced by the affirmative vote of at least two-thirds (2/3rds) of shares outstanding at a meeting of shareholders called for such purpose, unless the change or changes is recommended by the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors. If recommended by the affirmative vote of two-thirds (2/3rds) of the whole authorized number of directors, the affirmative vote of a majority of the outstanding shares will be required for approval.


Provisions Affecting Business Combinations And Changes In Control
-----------------------------------------------------------------

         Ohio law governs the rights of shareholders of First Financial. Chapter 1704 of the Ohio Revised Code (the "ORC") may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation," the definition of which includes First Financial, from entering into a "Chapter 1704 Transaction" with the beneficial owner, or affiliates of such beneficial owner, of 10.0% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10.0% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10.0% ownership position. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with; a sale of substantial assets to; or the receipt of a loan, guaranty or other financial benefit, which is not proportionately received by all shareholders, from the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation or such different proportion as is set forth in the corporation's articles of incorporation, including a majority of the outstanding shares excluding those owned by the interested shareholder, or (ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to encourage a person to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

         In addition, Section 1707.043 of the ORC requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within eighteen months after making the control proposal.

         Section 1701.831 of the ORC (the "Control Share Acquisition Statute") requires shareholder approval of any proposed "control share acquisition" of an Ohio corporation. A "control share acquisition" is the acquisition, directly or indirectly, by any person, including any individual, partnership, corporation, limited liability company, society, association or two or more persons who have a joint or common interest, of shares of a corporation that, when added to all other shares of the corporation that may be voted, directly or indirectly, by the acquiring person, would entitle such person to exercise or direct the exercise of 20.0% or more, but less than 33-1/3%, of the voting power of the corporation in the election of directors or 33-1/3% or more, but less than a majority, of such voting power or a majority or more of such voting power. Under the Control Share Acquisition Statute, the control share acquisition must be approved in advance by the holders of a majority of the outstanding voting shares represented at a meeting at which a quorum is present and by the holders of a majority of the portion of the outstanding voting shares represented at such a meeting excluding the voting shares owned by the acquiring shareholder and certain "interested shares," including shares owned by officers elected or appointed by the directors of the corporation and by directors of the corporation who are also employees of the corporation.

         The purpose of the Control Share Acquisition Statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the Control Share Acquisition Statute grant to the shareholders of First Financial the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person's purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of First Financial were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the implementation of the proposal is approved.

         The Control Share Acquisition Statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the Control Share Acquisition Statute could render approval of any control share acquisition difficult in that the transaction must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince the shareholders of First Financial of the value and validity of the offer may cause such offer to be more financially attractive in order to gain shareholder approval.

         In addition, Section 1701.59 of the ORC provides that, in determining what such director reasonably believes to be in the best interests of the corporation, the director may consider, in addition to the interests of the corporation's shareholders, any of the interests of the corporation's employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

         Although First Financial believes that these provisions are in its best interests, you should be aware that such provisions could be disadvantageous to you because the overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective controls by other persons.

First Financial Shareholder Rights Plan
---------------------------------------

         On November 26, 1993, First Financial adopted a shareholder rights plan (the "Plan") and declared a dividend of one right on each outstanding share of First Financial Common Stock ("Right") to shareholders of record as of December 6, 1993. Each share of First Financial Common Stock issued after December 6, 1993 will include one Right. Under the Plan, the Rights will actually be distributed only if one or more of certain designated actions involving First Financial Common Stock occur. See Note 18 of First Financial's 1997 Financial Statements for more information on the Plan.


Transfer Agent and Registrar
----------------------------

         The registrar and transfer agent for First Financial Common Stock is The Registrar and Transfer Company, Cranford, New Jersey.

                       ADJOURNMENT OF THE SPECIAL MEETING


         The shareholders of Sand Ridge Financial are being asked to approve a proposal to permit the adjournment of the Special Meeting, if necessary, to solicit additional proxies with respect to the approval of the Merger Agreement. The Merger Agreement must be approved by the affirmative vote of at least two-thirds of the outstanding shares of Sand Ridge Financial Common Stock. If such matter does not receive the requisite number of proxy votes at the Special Meeting and does not receive a sufficient number of negative proxy votes to assure the failure of the matter, the Board of Directors may decide to adjourn the Special Meeting to solicit additional proxies. If the Board of Directors decides to adjourn the Special Meeting with respect to the Merger Agreement, the Chairman of the Special Meeting will request a motion that the Special Meeting be adjourned for up to 30 days. An adjournment of up to 30 days would not require either the setting of a new meeting date or the giving of notice of the adjourned meeting.

         Each proxy given in connection with the Special Meeting will be voted on a motion for adjournment in accordance with the instructions contained therein. If no contrary instructions are given, each proxy will be voted in favor of any motion to adjourn the Special Meeting. The holders of the majority of the shares of Sand Ridge Financial represented in person or by proxy at the Special Meeting will be required to approve a motion to adjourn the Special Meeting.


         If a motion to adjourn the Special Meeting is approved, no vote will be taken on the Merger Agreement at the Special Meeting on May 12, 1999 but the Merger Agreement will be voted upon at the adjourned meeting. Unless revoked prior to its use, any proxy solicited for the Special Meeting will continue to be valid and will be voted in accordance with the instructions contained therein at the adjourned meeting.


         Since the Board of Directors recommends that the shareholders vote for the Merger Agreement, the Board of Directors similarly recommends that the shareholders vote FOR the proposal to adjourn the Special Meeting, which will facilitate the approval of the Merger Agreement. Such an adjournment would be disadvantageous to shareholders who oppose the Merger Agreement because the adjournment will give Sand Ridge Financial additional time to solicit votes in favor of the Merger Agreement, thereby increasing the chances of passing the Merger Agreement proposal. Sand Ridge Financial has no reason to believe that an adjournment of the Special Meeting will be required.

         If a quorum is not present at the Special Meeting, none of the proposals will be acted upon, and the Board of Directors will adjourn the Special Meeting to a later date in order to solicit additional proxies to assure the presence of a quorum. The proposal to approve a motion to adjourn the Special Meeting does not apply to an adjournment relating to the absence of a quorum.

                                     EXPERTS



         The consolidated financial statements of First Financial incorporated by reference in First Financial's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Sand Ridge Financial at December 31, 1998 and 1997 and for the years ending December 31, 1998, 1997 and 1996 appearing in this Proxy Statement-Prospectus have been audited by Crowe, Chizek and Company LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.




                                  LEGAL MATTERS


         The legality of the shares of First Financial Common Stock to be issued in the Merger described herein and certain additional legal matters will be passed upon by Frost & Jacobs LLP, 2500 PNC Center, 201 East Fifth Street, Cincinnati, Ohio 45202.

         Barnes & Thornburg, 600 1st Source Bank Center, 100 North Michigan, South Bend, Indiana 46601-1632 will pass upon certain legal matters in connection with the Merger for Sand Ridge Financial and issue the tax opinion.

                       WHERE YOU CAN FIND MORE INFORMATION



         First Financial files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.


         The SEC allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


         1. First Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "First Financial Form 10-K");

         2. The following information set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the 1998 Annual Report of First Financial to its shareholders:

              a. The information in the table set forth on page 28 under the caption "Quarterly Financial And Common Stock Data."


              b. The information in the table set forth on page 2 under the caption "Table 1 - Financial Summary."


              c. The information set forth on pages 1 through 9 under the caption "Management's Discussion And Analysis Of Financial Condition And Results of Operations."







         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                    Secretary
                                    First Financial Bancorp.
                                    Third and High Streets
                                    Hamilton, Ohio  45011
                                    (513) 867-4700

         You should rely only on the information incorporated by reference or provided in this Proxy Statement-Prospectus. First Financial has not authorized anyone else to provide you with different information. First Financial is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement-Prospectus is accurate as of any date other than the date on the front of this document.

                        SAND RIDGE FINANCIAL CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations
                  Years ended December 31, 1998, 1997 and 1996

-------------------------------------------------------------------------------


The following discussion and analysis provides information about the consolidated financial condition and results of operations of Sand Ridge Financial Corporation (the "Corporation") and its wholly-owned subsidiary Sand Ridge Bank (the "Bank"). It identifies trends and material changes that occurred during the reporting periods and should be read in conjunction with the consolidated financial statements and accompanying notes.


EARNINGS SUMMARY


Consolidated net income of the Corporation for the year ended December 31, 1998 was $5,448,000 or $90.80 per share. This represented an increase of 9.11% or $455,000 over 1997 earnings. Net income for 1997 was $4,993,000 ($83.21 per share) reflecting a 2.23% or $109,000 increase over 1996 earnings of $4,884,000 ($81.39 per share). The increase in net income during 1998 was impacted by growth in the volume of net interest-earning assets and an increase in noninterest income compared to 1997.

Two often cited ratios for analysis of financial institutions are return on average assets (ROA) and return on average equity (ROE). ROA was 1.08%, 1.13% and 1.20% for the years ended December 31, 1998, 1997 and 1996. ROE for 1998 was 12.90%, 1997 was 13.74% and 1996 was 15.06%.


RESULTS OF OPERATIONS (1998 compared to 1997)

Net interest income, the Corporation's principal source of earnings, is the excess of interest received from interest-earning assets over interest paid on interest-bearing liabilities. The Corporation's net interest income for the years 1996 through 1998 is shown in the table "Analysis of Net Interest Income" that is incorporated in this document.

The amount of net interest income is determined by the volume and mix of earning assets, the rates earned on such interest-earning assets and the volume, mix and rates paid for the deposits and borrowed money that fund the interest-earning assets. The table "Interest Income And Expense Rate/Volume Analysis" that is incorporated in this document describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's net interest income during the years indicated. The combined effect of changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.


--------------------------------------------------------------------------------

Total interest income was $35,342,000 in 1998, an increase of $3,220,000 or 10.02% over 1997. This increase was primarily the result of an increase in the average volume of interest-earning assets. Average outstanding loans and securities available for sale increased $20,673,000 and $49,848,000 as compared to 1997.

Total interest expense was $18,051,000 in 1998, an increase of $1,794,000 or 11.04% over 1997. This change was predominately due to an increase of $47,400,000 in the volume of average interest-bearing liabilities, from an average of $359,856,000 during 1997 to an average of $407,256,000 during 1998. The increase in average interest-bearing liabilities during 1998 was due to the increases in savings, NOW and money market accounts, other time deposits, federal funds purchased, securities sold under agreements to repurchase, advances from FHLB and other of $8,791,000, $20,802,000, $3,286,000, $5,424,000,
$8,095,000 and $1,002,000.

Net interest income, the difference between total interest income and total interest expense, increased $1,426,000 during 1998 primarily due to increases in the volume of net interest-earning assets as described above. The increased interest income was greater than the increased interest expense, thereby causing net interest income to increase.

The net interest rate spread and the net interest margin are two ratios frequently used to measure differences in interest income and interest expense. The net interest rate spread (the average rate on interest-earning assets minus the average rate on interest-bearing liabilities) was 2.98% for 1998 and 3.11% for 1997, a decrease of 13 basis points. The net interest margin (net interest income divided by average interest-earning assets) decreased 15 basis points to 3.62% during 1998 from 3.77% during 1997.

The Corporation records a provision for loan losses in the Consolidated Statement of Income to provide for expected loan losses. Actual losses on loans are charged against the allowance for loan losses, which is an allowance accumulated in the Consolidated Balance Sheet through the provision. The recorded values of uncollectable loans are removed from the Consolidated Balance Sheet and referred to as charge-offs and, after netting out recoveries on previously charged off assets, become net charge-offs. The Corporation's policy is to charge off loans when, in management's opinion, collection of principal is doubtful. All loans charged off are subject to continuous review and concerted efforts are made to maximize recovery.

Management records the provision for loan losses in amounts sufficient to result in an allowance that will cover collection risks believed to be inherent in the loan portfolio. Management's evaluation in establishing the provision for loan losses includes such factors as historical loss and recovery experience, estimated future charge-offs for loans, known deterioration in loans and prevailing economic conditions that might have an impact on the loan portfolio. The evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. The evaluation of these factors is completed by an internal loan review analyst and reviewed by a group of senior officers from the financial and lending departments.




--------------------------------------------------------------------------------

The provision for loan losses increased from $1,800,000 in 1997 to $2,050,000 in 1998. The provision recorded during 1998 was $250,000 greater than 1997's provision. The increase in the provision for loan losses in 1998 was partially the result of needing to replenish the allowance for charged off loans primarily in the commercial loan portfolio. The Corporation has experienced gross charged off loans of $1,513,000, $1,511,000 and $2,793,000 in 1998, 1997 and 1996.
Management has recognized the need to continue to provide for the allowance for loan losses due to the inherent risks in the loan portfolios. The most significant inherent risks have been identified in the commercial loan portfolio. Total loans have increased 16.78% during 1998 and commercial loans, at 39.29% of total loans at December 31, 1998, continue to increase as a percent of total loans. The allowance for loan losses at December 31, 1998, was $4,141,000 or 1.30% of total loans which compares to $3,252,000 or 1.19% of total loans at December 31, 1997. Management continues to identify and evaluate the adequacy of the allowance for loan losses by monitoring past due and problem loans.

Impaired loans totaled $298,000 at December 31, 1998, a decrease of $2,484,000 from December 31, 1997. The decrease was partially due to the removal of the Bennett Funding loans from the balance of impaired loans due to their partial repayment during 1998 under a settlement agreement. Impaired loans also decreased due to charged off loans during 1998 that were previously considered impaired.

The level of nonperforming loans is an important element in assessing asset quality. Some loans are classified as nonaccrual when, in the opinion of management, collection of interest is doubtful. Nonaccrual loans decreased $1,529,000 from $2,643,000 at December 31, 1997 to $1,114,000 at December 31,
1998. The decrease in nonaccrual loans during 1998 occurred primarily as a result of the settlement on the Bennett Funding loans during 1998 and charged off loans. Total nonperforming loans were $2,048,000 at December 31, 1998 compared to $3,031,000 at December 31, 1997. Management has determined that the allowance for loan losses has been adequately funded to provide for potential losses on nonperforming loans.

Noninterest income increased $682,000 or 17.71% in 1998. Net realized gains on securities available for sale increased $34,000 from a gain of $85,000 during 1997 to a gain of $119,000 during 1998. The Corporation received $12,059,000 in proceeds on sales of securities available for sale during 1998. Service charges on deposit accounts increased $223,000 or 10.37% over 1997 primarily due to an increase in average deposits during 1998. Investment commissions increased $154,000 or 43.48%in 1998 primarily due to increased sales of investment products offered through the Bank.

Noninterest expenses increased $1,453,000 or 12.94% in 1998. The largest component of noninterest expenses is salaries and employee benefits, which increased $931,000 or 16.61% over 1997 primarily due to additional employees required to service the Corporation's growth as well as normal annual wage and salary increases. Other expenses increased 18.25% or $426,000 in 1998 as compared to 1997 due to various operational cost increases from the growth of the Corporation, as total assets at December 31, 1998 increased 22.16% over the amount at December 31, 1997.


--------------------------------------------------------------------------------

Income tax expense decreased $50,000 for 1998 as compared to 1997. This decrease was primarily due to a $813,000 increase in tax-exempt interest income from 1997 to 1998 resulting in a $276,000 decrease in income tax expense. This decrease was only partial offset by an increase in income tax expense resulting from an increase in income before income taxes.

Securities available for sale increased $51,140,000 or 33.10% during 1998. All securities are classified as available for sale at December 31, 1998 and are available for liquidity and asset-liability management purposes. The Corporation follows a conservative investment policy, investing primarily for interest rate risk management and liquidity management purposes and to also provide additional interest income.

U.S. Treasury securities, generally considered to have the least credit risk and the highest liquidity, composed 3.95% of the Corporation's investment portfolio at December 31, 1998.

Another 14.17% of the securities portfolio balance at December 31, 1998 was composed of securities issued by U.S. government agencies and corporations, primarily the Federal Home Loan Bank (FHLB), Federal Home Loan Mortgage Corporation (FHLMC) and Federal National Mortgage Association (FNMA). Due to the government guarantees, either expressed or implied, U.S. government agency and corporate obligations are considered to have low credit risk and high liquidity.

Mortgage-backed securities (MBSs), including collateralized mortgage obligations
(CMOs), composed 27.19% of the securities portfolio at December 31, 1998. MBSs represent participations in pools of mortgage loans, the principal and interest payments of which are passed to the security investors. MBSs are subject to prepayment risk, especially during periods of decreasing interest rates. Prepayments of the underlying mortgage loans may shorten the lives of the securities, thereby affecting yields to maturity and market values. The Corporation invests primarily in MBSs issued by U.S. government agencies, such as FHLMC, FNMA and Government National Mortgage Association (GNMA). Such securities, because of government agency guarantees, are considered to have low credit risk and high liquidity.

State, county and municipal securities composed 53.49% of the Corporation's security portfolio at December 31, 1998. These securities are highly diversified as to states and issuing authorities within states, thereby decreasing portfolio risk.

Total loans, net of deferred loan fees, increased $45,774,000 or 16.83% during 1998. The majority of the increase was from growth in commercial and real estate-mortgage loans which increased $19,875,000 or 18.90% and $37,157,000 or 39.38% during 1998. This increase was achieved as the Corporation took advantage of continued commercial and mortgage loan demand in both new and refinanced loans during 1998 due to the low interest rate environment as compared to historical interest rates.


--------------------------------------------------------------------------------

The Corporation solicits deposits by offering a wide variety of savings and transaction accounts, including checking accounts, regular savings accounts, money market accounts and other time deposits of various maturities and rates. Total deposits increased $70,426,000 or 18.60% during 1998. The growth in deposits was used to help finance the growth in the loan and securities portfolios.

Advances from the Federal Home Loan Bank increased $32,704,000 to $44,390,000 during 1998 from $11,686,000. These advances are secured by a blanket collateral agreement using the Bank's real estate-mortgage loans and U.S. government and federal agency securities as collateral. The proceeds from the advances were also used to help finance the growth in the loan and securities portfolios.


RESULTS OF OPERATIONS (1997 compared to 1996)

Total interest income was $32,122,000 in 1997, an increase of $3,190,000 or 11.03% over 1996. This change was a result of an increase in both the average volume of interest-earning assets and the yield on interest-earning assets. The average volume of outstanding loans, securities available for sale and federal funds sold increased $11,680,000, $12,569,000 and $11,322,000 compared to 1996.
The yield on loans, securities available for sale and federal funds sold increased 0.20%, 0.22% and 0.31% compared to 1996.

Total interest expense was $16,257,000 in 1997, an increase of $1,785,000 or 12.33% over 1996. This change was predominately due to an increase of $29,577,000 in the average volume of interest-bearing liabilities, from an average of $330,279,000 during 1996 to an average of $359,856,000 during 1997. The increase in the average volume of interest-bearing liabilities was primarily due to the $29,944,000 increase in the average volume of other time deposits from $146,484,000 in 1996 to $176,428,000 in 1997.

Net interest income, the difference between total interest income and total interest expense, increased $1,405,000 during 1997 due to increases in both volume and rate as described above. The increased interest income was greater than the increased interest expense, thereby causing net interest income to increase.

The net interest rate spread and the net interest margin are two ratios frequently used to measure differences in interest income and interest expense. The net interest rate spread (the average rate on interest-earning assets minus the average rate on interest-bearing liabilities) was 3.11% for 1997 and 3.12% for 1996, a difference of one basis point. The net interest margin (net interest income divided by average interest-earning assets) increased two basis points to 3.77% during 1997 from 3.75% during 1996.

The provision for loan losses increased $360,000 from $1,440,000 in 1996 to $1,800,000 in 1997. The increase during 1997 was due to the increase in total loans, net of deferred fees, of 5.22% and also provided for a 28 basis point increase in the allowance for loan losses to total loans ratio. The allowance for loan losses at December 31, 1997, was $3,252,000 or 1.19% of total loans which compares to $2,367,000 or 0.91% of total loans at December 31, 1996. The increase in both the



--------------------------------------------------------------------------------
provision and the allowance for loan losses during 1997 was primarily due to the growth in the loan portfolio, a need to replenish the allowance for loan losses for $915,000 in net charge-offs recorded during 1997 and increasing the allowance for risks related to a $600,000 increase in total impaired loans, excluding impaired Bennett Funding loans (see discussion of Bennett Funding loans later herein), from $1.3 million at December 31, 1996 to $1.9 million at December 31, 1997. The allowance allocated to these impaired loans increased $157,000 from $282,000 at December 31, 1996 to $439,000 at December 31, 1997.

Impaired loans totaled $2.8 million at December 31, 1997, including $862,000 related to Bennett Funding, compared to $5.8 million at December 31, 1996, including $4.5 million related to Bennett Funding. The decline in the balance of impaired Bennett Funding loans from December 31, 1996 to December 31, 1997 was due to significant payments received during 1997 under a settlement agreement with the Bennett Funding bankruptcy trustee. No portion of the allowance for loan losses was allocated for the Bennett Funding loans at December 31, 1997 or 1996 as full payment on the remaining balance, after recording a $1.7 million charge-off in 1996, was expected based on the agreement with the bankruptcy trustee.

The level of nonaccrual loans is an important element in assessing asset quality. Loans are classified as nonaccrual when, in the opinion of management, collection of interest is doubtful. Nonaccrual loans decreased $3.2 million from $5.8 million at December 31, 1996 to $2.6 million at December 31, 1997. The decrease in nonaccrual loans during 1997 occurred primarily as a result of $3.6 million in settlement payments received on the Bennett Funding loans during 1997.

Noninterest income increased $574,000 or 17.52% in 1997 as compared to 1996. Net realized gain (loss) on securities available for sale increased $113,000 from a loss of $28,000 during 1996 to a gain of $85,000 during 1997. During 1997, the Corporation received $17.2 million in proceeds from sales of securities available for sale. Service charges on deposit accounts increased $451,000 or 26.63% over 1996 and represented the majority of the increase in noninterest income. This increase was achieved as the result of implementing a free checking account product and replacing the lost monthly service charge income with higher services charges for overdraft and non-sufficient fund transactions.

Noninterest expenses increased $1.7 million or 18.21% in 1997 as compared to 1996. The largest component of noninterest expenses is salaries and employee benefits, which increased $770,000 or 15.93% in 1997 as compared to 1996 primarily due to additional employees needed to service a 9.49% growth in total assets, normal annual wage and salary increases and related increases in employee benefits. Furniture and equipment expense increased $146,000 or 16.58% in 1997 as compared to 1996. Marketing expense increased $148,000 or 42.67% primarily due to increased promotional efforts to generate home equity line of credit loans and deposits. Other expenses also increased $457,000 or 24.39% in 1997 as compared to 1996 primarily due to increases in ATM interchange fees, credit card processing fees, telephone expense and postage.

Income tax expense decreased $220,000 in 1997 as compared to 1996. This decrease was primarily due to an increase of $622,000 in tax exempt interest income that resulted in a $211,000 reduction of income tax expense in 1997 as compared to 1996.



--------------------------------------------------------------------------------

Net loans increased $12.6 million or 4.93% during 1997. The majority of the increase was from growth in real estate-mortgage loans which increased $9.2 million or 10.75%. This increase was achieved as the Corporation took advantage of continued mortgage loan demand for both new and loan refinancing taking place during 1997 due to the low interest rate environment during 1997 as compared to historical interest rates.

Securities available for sale increased $30.3 million or 24.38% during 1997. All securities were classified as available for sale at December 31, 1997 to be available for liquidity and asset-liability management purposes. The Corporation follows a conservative investment policy, investing primarily for interest rate risk management and liquidity management purposes and to also provide additional interest income.

The Corporation solicits deposits by offering a wide variety of savings and transaction accounts, including checking accounts, regular savings accounts, money market accounts and other time deposits of various maturities and rates. Total deposits increased $17.4 million or 4.81% during 1997. The growth in deposits was used to help finance the growth in the loan and securities portfolios.


Federal funds purchased and securities sold under agreements to repurchase increased $8.2 million and $8.0 million during 1997. These funds were also used to help finance the growth in the loan and securities portfolios.







LIQUIDITY

The Corporation manages its liquidity position through the Bank. The purpose of liquidity management is to fund loan demand, meet the withdrawal needs of customers and provide for operating expenses. Sources of liquidity are cash and funds due from financial institutions, interest-bearing balances with financial institutions, federal funds sold, sale and/or maturity of securities classified as available for sale and principal repayments on loans. The Corporation also has a borrowing relationship with the Federal Home Loan Bank of Indianapolis. This relationship allows the Corporation to borrow funds using the Bank's real estate mortgage loans, held in portfolio, as collateral. This ability to borrow funds allows for another source of liquidity. Management believes its current liquidity level is sufficient to meet anticipated growth.


The consolidated statements of cash flows indicates the concerted level of emphasis management has placed upon maximizing interest income from earning assets. While cash and cash equivalents have fluctuated from a low of $14,950,000 at the beginning of 1996 to a high of $26,076,000 at year end 1996, and to $25,223,000 at December 31, 1998, management has structured its balance sheet to increase the overall net interest margin on average interest-earning assets by using funds obtained from deposits and borrowings to invest in the origination of loans and the purchase of securities available for sale. Cash and due from financial institutions at reporting periods may fluctuate due to various operational activities, however, the average balance of cash and due from financial institutions has been $12,030,000 during 1996, $11,799,000 during 1997 and $13,801,000 during 1998, demonstrating that management of liquidity and noninterest-earning funds has been consistent.




--------------------------------------------------------------------------------

Liquid assets include cash and due from financial institutions, securities available for sale, federal funds sold and interest-bearing balances with financial institutions. Core deposits are defined as customer account balances that are loyal to a particular financial institution. Core deposits exclude public funds and brokered deposits or "hot money."


                                                              December 31,
                                                           1998          1997
                                                           ----          ----

         Liquid Assets (in millions)                      $230.9        $177.6

         Core Deposits (in millions)                      $253.5        $216.5



INTEREST RATE SENSITIVITY


The following schedules details the maturities and yields of interest-bearing financial instruments at December 31, 1998 and 1997, for the next five years and thereafter. The values represent the contractual maturity of each instrument. For loan instruments without contractual maturities, such as credit card loans, management has allocated principal payments based upon historical trends of payment activity. Where there is no set maturity, as in the case of some interest-bearing liabilities, management has allocated the amounts based upon its expectation of cash flows, incorporating internal core deposit studies and current expectations of customer behavior. For loans and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For securities the table presents principal cash flows and related weighted-average interest rates by scheduled repayments, expected prepayments and expected calls. The data in the tables was aggregated by type of financial instrument - fixed and variable rate loans, fixed and variable rate securities available for sale, fixed and variable rate deposits, and fixed rate borrowings. The Corporation has no interest rate swaps, interest rate caps, or interest rate floors. Therefore, data concerning these instruments is not included in the tables.


The primary source of market risk for the financial instruments presented is interest rate risk. That is, the risk that an adverse change in market rates will adversely affect the market value of the instruments. Generally, the longer the maturity, the higher the interest rate risk exposure. While maturity information does not necessarily present all aspects of exposure, it may provide an indication of where risks are prevalent.

All financial institutions assume interest rate risk as an integral part of normal operations. Managing and measuring interest rate risk is a dynamic, multi-faceted process that ranges from reducing the exposure of the Corporation's net interest margin to swings in interest rates, to assuring sufficient capital and liquidity to support future balance sheet growth. The Corporation manages interest rate risk through the Asset/Liability Committee. The Asset/Liability Committee is comprised of bank officers from various disciplines. The Committee establishes policies and rates which lead to the prudent investment of resources, the effective management of risks associated with changing interest rates, the maintenance of adequate liquidity, and the earning of an adequate return on shareholders' equity.


--------------------------------------------------------------------------------

       MARKET RISK DISCLOSURE OF SCHEDULED MATURITIES AT DECEMBER 31, 1998


                             (Dollars in Thousands)


                                                   1999      2000       2001        2002        2003       Thereafter     Total
RATE-SENSITIVE ASSETS
   Variable interest rate loans                 $ 34,890    $17,339    $11,286    $ 3,634      $ 7,247      $ 8,882      $ 83,278
      Average interest rate                         8.06%      7.47%      7.31%      7.47%        7.52%        7.04%         7.65%
   Fixed interest rate loans                    $ 95,025    $42,452    $30,188    $19,085      $15,574      $32,672      $234,996
      Average interest rate                         8.46%      8.41%      8.25%      7.87%        7.80%        7.76%         8.24%
   Variable interest rate securities
     available for sale                         $ 43,944    $    --    $    --    $    --      $    --      $    --      $ 43,944
      Average interest rate                         6.37%        --%        --%        --%          --%          --%         6.37%
   Fixed interest rate securities
     available for sale                         $ 22,790    $22,454    $ 9,993    $12,462      $11,830      $82,150      $161,679
      Average interest rate                         6.78%      6.62%      6.02%      5.81%        5.45%        5.02%         5.64%

RATE-SENSITIVE LIABILITIES
   Noninterest-bearing demand deposits          $ 23,622    $11,812    $11,812    $11,812      $    --      $    --      $ 59,058
      Average interest rate                           --%        --%        --%        --%          --%          --%           --%
   Savings, NOW and money market deposits       $ 81,725    $40,917    $40,917    $30,884      $    --      $    --      $194,443
      Average interest rate                         2.76%      2.76%      2.76%      2.43%          --%          --%         2.71%
   Variable interest rate other time deposits   $  6,797    $    --    $    --    $    --      $    --      $    --      $6,797
      Average interest rate                         4.19%        --%        --%        --%          --%          --%         4.19%
   Fixed interest rate other time deposits      $121,951    $54,788    $ 4,898    $ 3,088      $ 2,311      $ 1,769      $188,805
      Average interest rate                         5.20%      5.72%      5.26%      6.11%        5.46%        5.25%         5.37%
   Fixed interest rate securities sold under
     agreements to repurchase                   $  5,657    $    --    $    --    $    --      $    --      $    --      $  5,657
      Average interest rate                         5.45%        --%        --%        --%          --%          --%        5.45%
   Fixed interest rate borrowings               $ 38,763    $   530    $ 2,445    $   736      $ 5,000      $ 5,000      $ 52,474
      Average interest rate                         4.96%      6.12%      5.87%      6.71%        4.79%        5.33%         5.06%



       MARKET RISK DISCLOSURE OF SCHEDULED MATURITIES AT DECEMBER 31, 1997
                             (Dollars in Thousands)




                                                    1998         1999        2000        2001        2002   Thereafter     Total
RATE-SENSITIVE ASSETS
   Variable interest rate loans                   $ 52,169      $14,924      $18,389    $ 5,203    $5,972    $18,802      $115,459
      Average interest rate                           8.85%        8.28%        7.71%      7.80%     7.71%      7.52%         8.27%
   Fixed interest rate loans                      $ 75,829      $31,531      $19,607    $ 8,909    $5,231    $15,982      $157,089
      Average interest rate                           9.40%        8.77%        8.81%      8.31%     7.91%      8.33%        8.98%
   Variable interest rate securities
     available for sale                           $ 51,347      $    --      $    --    $    --    $   --    $    --      $ 51,347
      Average interest rate                           6.84%          --%          --%        --%       --%        --%         6.84%
   Fixed interest rate securities
     available for sale                           $  3,945      $ 9,132      $ 9,954    $ 3,702    $3,882    $72,521      $103,136
      Average interest rate                           5.81%        6.31%        6.36%      6.00%     5.70%      5.94%         6.00%

RATE-SENSITIVE LIABILITIES
   Noninterest-bearing demand deposits            $ 32,957      $    --      $14,125    $    --    $   --    $    --      $ 47,082
      Average interest rate                             --%          --%          --%        --%       --%        --%           --%
   Savings, NOW and money market deposits         $ 69,943      $34,971      $34,971    $29,570    $   --    $    --      $169,455
      Average interest rate                           3.23%        3.23%        3.23%     3.16%        --%        --%         3.22%
   Variable interest rate other time deposits     $  7,151      $    --      $    --    $    --    $   --    $    --      $  7,151
      Average interest rate                           5.36%          --%          --%        --%       --%        --%         5.36%
   Fixed interest rate other time deposits        $114,966      $23,863      $ 7,258    $ 3,076    $3,679    $ 2,146      $154,988
      Average interest rate                           5.65%        5.90%        5.83%      5.81%     5.82%      7.05%         5.72%
   Fixed interest rate securities sold under
     agreements to repurchase                     $  8,000      $    --      $    --    $    --    $   --    $    --      $  8,000
      Average interest rate                           5.63%          --%          --%        --%       --%        --%         5.63%
   Fixed interest rate borrowings                 $ 21,097      $   678      $   530    $ 2,445    $  736    $    --      $ 25,486
      Average interest rate                           5.69%        6.11%        6.12%      5.87%     6.71%        --%         5.76%


--------------------------------------------------------------------------------

CAPITAL MANAGEMENT


Total shareholders' equity was $44,533,000 as of December 31, 1998. This represents an increase over the prior year of December 31, 1997 of 12.23%. This was accomplished while increasing the cash dividend from $17.00 per share during 1997 to $18.00 per share during 1998. The primary component of the change in shareholders' equity is the net income for the year. Secondarily, the year of 1998 benefited from a $484,000 net unrealized gain on securities classified as available for sale, net of tax.


Restrictions exist due to regulatory guidelines imposed upon all financial institutions regarding the Bank's ability to transfer funds to the Corporation in the form of cash dividends, loans or advances. These restrictions have had no significant impact on the Corporation's dividend policy or operations.


The Corporation's subsidiary Bank remains above the minimum capital levels required by regulatory agencies to meet the definition of a well capitalized Bank. The banking regulators may alter minimum capital requirements as a result of revising their internal policies and their rating of the Corporation's subsidiary Bank. As of December 31, 1998, management is not aware of any current recommendations by banking authorities which, if they were to be implemented, would have, or are reasonably likely to have a material adverse effect on the Corporation's liquidity, capital resources or operations.

Under risk-based capital guidelines issued by the Federal Reserve Board, the Corporation and its subsidiary Bank are required to maintain a minimum risk-based total capital ratio of 8% and a minimum Tier 1 capital ratio of 4% as of December 31, 1998. While risk-based total capital and risk-based Tier 1 capital guidelines consider on-balance-sheet and off-balance-sheet risk, the minimum Tier 1 capital ratio measures capital in relation to total on-balance-sheet assets. The components of risk-based total capital are Tier 1 capital and Tier 2 capital. The definition of capital, used in the Tier 1 capital ratio, is identical to Tier 1 capital under risk-based capital guidelines. Tier 1 capital is total shareholders' equity less intangible assets. Tier 2 capital includes total allowance for loan losses up to a maximum of 1.25% of risk-weighted assets. The net unrealized gain (loss) on securities available for sale, net of tax, is not considered for meeting regulatory capital requirements. The following table provides the minimum regulatory capital requirements and the Corporation's and the Bank's actual capital ratios at December 31, 1998.




                                      Minimum Regulatory           Corporation's               Bank's
                                     Capital Requirements      Actual Capital Ratio      Actual Capital Ratio
      Type of Capital Ratio          at December 31, 1998      at December 31, 1998     at December 31, 1998
      ---------------------          --------------------      --------------------     --------------------

      Ratio of total capital to
        risk-weighted assets                  8%                        14.4%                    14.3%

      Ratio of Tier 1 capital to
        risk-weighted assets                  4%                        13.2%                    13.1%

      Tier 1 capital ratio                    4%                         7.8%                     7.7%


--------------------------------------------------------------------------------

IMPACT OF THE YEAR 2000


The Corporation is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The issue is whether computer systems will properly recognize the date sensitive information as the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Corporation is heavily dependent on computer processing in its business activities and the year 2000 issue creates risk for the Corporation from unforeseen problems in the Corporation's computer systems and from third parties whom the Corporation uses to process information. Such failures of the Corporation's computer systems and/or third parties computer systems could have a material impact on the Corporation's ability to conduct its business.


A major third party vendor provides the Corporation's primary data processing. This provider has advised the Corporation that it has completed the renovation and testing of its system to be Year 2000 ready. Users of the system have been given the opportunity to participate in proxy testing of the system and the Corporation has taken advantage of this opportunity.


The Corporation has performed an assessment of its computer hardware and software, and has determined those systems that require upgrades to be Year 2000 ready. Such upgrades have been substantially completed. In addition, the Corporation has reviewed other external third party vendors that provide services to the Corporation (i.e. utility companies, electronic fund transfer providers, and alarm companies), and has requested or already received certification letters from these vendors that their systems will be Year 2000 ready on a timely basis. Testing will be performed with these service providers, where possible, to determine their Year 2000 readiness.


The Corporation could incur losses if loan payments are delayed due to Year 2000 problems affecting significant borrowers. The Corporation is communicating with such parties to assess their progress in evaluating and implementing any corrective measures required by them to be Year 2000 ready. To date, the Corporation has not been advised by such parties that they do not have plans in place to address and correct the issues associated with the Year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation.


Based on the Corporation's review of its computer systems, management believes the cost of the remediation effort to make its systems Year 2000 ready will be approximately $51,000. In addition, it is estimated that 3,082 man-hours will be incurred by Corporation personnel related to Year 2000 issues at an approximate cost of $93,000. Such costs will be charged to expense as incurred. Computer equipment totaling about $200,000 is to be replaced in many areas of the Corporation during 1998 and 1999. Much of this equipment was replaced sooner than it otherwise would have been for Year 2000 compliance purposes; however, it was not replaced purely for this reason.


The Corporation has developed a Year 2000 contingency plan that addresses, among other issues, critical operations and potential failures thereof, and strategies for business continuation.

--------------------------------------------------------------------------------

Although management believes the Corporation's computer systems and service providers will be Year 2000 ready, there can be no assurance that these systems, or those systems of other companies on which the Corporation's systems rely, will be fully functional in the Year 2000. Such failures could have a significant adverse impact on the financial condition and results of operations of the Corporation.



THE IMPACT OF INFLATION AND CHANGING PRICES

For a financial institution, the effects of price changes and inflation can vary substantially. Inflation affects the growth of total assets, but it is difficult to assess its impact since neither the timing nor the magnitude of the changes in the consumer price index (CPI) coincides with changes in interest rates. The price of one or more of the important components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those goods and services normally purchased by the Corporation. In years of high inflation and high interest rates, intermediate and long-term fixed interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds. In years of low inflation and low interest rates, the reverse situation may occur.


FORWARD-LOOKING STATEMENTS


When used in this filing and in future filings involving the Corporation with the Securities and Exchange Commission, in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Corporation's market area, and competition, all or some of which could cause actual results to differ materiality from historical earnings and those presently anticipated or projected.

The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materiality from those anticipated or projected.


The Corporation does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.


--------------------------------------------------------------------------------

                        SAND RIDGE FINANCIAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996








--------------------------------------------------------------------------------

                        SAND RIDGE FINANCIAL CORPORATION
                                Highland, Indiana

                        CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996










                                    CONTENTS










REPORT OF INDEPENDENT AUDITORS ................................. F-15

CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS ............................... F-16

     CONSOLIDATED STATEMENTS OF INCOME ......................... F-17

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME ........... F-18

     CONSOLIDATED STATEMENTS OF CHANGES IN
       SHAREHOLDERS' EQUITY .................................... F-19

     CONSOLIDATED STATEMENTS OF CASH FLOWS ..................... F-20

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ................ F-22






--------------------------------------------------------------------------------
                                                                            F-14

                        SAND RIDGE FINANCIAL CORPORATION





                         REPORT OF INDEPENDENT AUDITORS



Shareholders and Board of Directors
Sand Ridge Financial Corporation
Highland, Indiana



We have audited the accompanying consolidated balance sheets of Sand Ridge Financial Corporation as of December 31, 1998 and 1997 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sand Ridge Financial Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.






                                                 Crowe, Chizek and Company LLP


South Bend, Indiana
January 15, 1999


--------------------------------------------------------------------------------

                        SAND RIDGE FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997


--------------------------------------------------------------------------------


                                                                     1998            1997
                                                                     ----            ----
ASSETS
     Cash and due from financial institutions                    $ 25,223,057   $ 23,009,706
     Interest-bearing balances with financial
       institutions                                                   100,000        100,000
     Securities available for sale                                205,623,230    154,483,307
     Loans receivable, net of allowance for loan
       losses of $4,141,086 in 1998 and $3,252,361 in 1997        313,614,205    268,729,148
     Premises and equipment - net                                   6,077,074      5,958,084
     Interest receivable and other assets                           6,535,332      3,813,879
                                                                 ------------   ------------
         Total assets                                            $557,172,898   $456,094,124
                                                                 ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Noninterest-bearing demand deposits                         $ 59,057,678   $ 47,081,633
     Savings, NOW and money market                                194,442,770    169,455,230
     Other time deposits                                          195,601,731    162,139,170
                                                                 ------------   ------------
         Total deposits                                           449,102,179    378,676,033
     Federal funds purchased                                        7,500,000     13,800,000
     Securities sold under agreements to repurchase                 5,657,000      8,000,000
     U.S. Treasury demand note                                        584,323             --
     Advances from Federal Home Loan Bank (FHLB)                   44,389,845     11,686,285
     Interest payable and other liabilities                         5,406,751      4,251,128
                                                                 ------------   ------------
         Total liabilities                                        512,640,098    416,413,446

Shareholders' equity
     Preferred stock, 100,000 shares authorized and
       -0- shares outstanding                                              --             --
     Common stock, $10 stated value:  200,000 shares
       authorized and 60,000 shares issued and outstanding            600,000        600,000
     Additional paid-in capital                                     4,600,000      4,600,000
     Retained earnings                                             36,411,035     32,042,978
     Net unrealized gains on securities available for sale,
       net of tax of $1,916,394 in 1998 and $1,598,894 in 1997      2,921,765      2,437,700
                                                                 ------------   ------------
         Total shareholders' equity                                44,532,800     39,680,678
                                                                 ------------   ------------

              Total liabilities and shareholders' equity         $557,172,898   $456,094,124
                                                                 ============   ============


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1998, 1997 and 1996


--------------------------------------------------------------------------------


                                                            1998           1997           1996
                                                            ----           ----           ----
Interest income
      Loans, including fees                            $ 24,294,722   $ 22,642,057   $ 21,148,663
      Deposits with financial institutions                    9,134          9,133         19,071
      Federal funds sold                                    140,506        973,281        316,246
      Securities:
         Taxable                                          6,571,829      5,106,986      4,689,273
         Non-taxable                                      4,325,736      3,390,166      2,758,563
                                                       ------------   ------------   ------------
                                                         35,341,927     32,121,623     28,931,816
Interest expense
      Deposits                                           16,555,671     15,718,890     14,052,419
      Federal funds purchased                               207,431         18,216        178,043
      Securities sold under agreements to repurchase        344,351         50,548         92,767
      Advances from FHLB                                    897,725        469,187        149,157
      Other                                                  45,539             --             --
                                                       ------------   ------------   ------------
                                                         18,050,717     16,256,841     14,472,386
                                                       ------------   ------------   ------------

NET INTEREST INCOME                                      17,291,210     15,864,782     14,459,430

      Provision for loan losses                           2,050,000      1,800,000      1,440,000
                                                       ------------   ------------   ------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES      15,241,210     14,064,782     13,019,430

Noninterest income
      Net securities gains (losses)                         119,214         85,417        (27,729)
      Service charges on deposit accounts                 2,368,004      2,145,418      1,694,261
      ATM fees                                              523,228        412,697        323,778
      Investment commissions                                506,643        353,112        366,235
      Trust revenues                                        170,891        144,960        105,730
      Other income                                          845,306        709,519        814,751
                                                       ------------   ------------   ------------
                                                          4,533,286      3,851,123      3,277,026
Noninterest expenses
      Salaries and employee benefits                      6,532,357      5,601,839      4,832,160
      Occupancy                                             781,317        700,494        614,385
      Furniture and equipment                             1,026,707      1,028,016        881,848
      FDIC insurance                                         48,759         46,958         12,457
      Data processing                                       609,977        582,320        552,378
      Marketing                                             474,190        496,356        347,896
      Supplies                                              450,903        441,032        383,009
      Other expenses                                      2,757,633      2,331,952      1,874,650
                                                       ------------   ------------   ------------
                                                         12,681,843     11,228,967      9,498,783
                                                       ------------   ------------   ------------

INCOME BEFORE INCOME TAXES                                7,092,653      6,686,938      6,797,673

      Income tax expense                                  1,644,596      1,694,222      1,914,131
                                                       ------------   ------------   ------------

NET INCOME                                             $  5,448,057   $  4,992,716   $  4,883,542
                                                       ============   ============   ============

Basic earnings per common share                        $      90.80   $      83.21   $      81.39
                                                       ============   ============   ============

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  Years ended December 31, 1998, 1997 and 1996


--------------------------------------------------------------------------------





                                                        1998           1997           1996
                                                        ----           ----           ----
NET INCOME                                          $ 5,448,057    $ 4,992,716    $ 4,883,542

Other comprehensive income (loss)
     Net change in unrealized gains on securities
       available for sale
         Unrealized gains (losses) arising during
           the year                                     920,779      1,937,894       (584,248)
         Reclassification adjustments for
           (gains) losses included in net income       (119,214)       (85,417)        27,729
                                                    -----------    -----------    -----------
              Net change in unrealized gains on
                securities available for sale           801,565      1,852,477       (556,519)
     Tax effects                                       (317,500)      (733,764)       220,436
                                                    -----------    -----------    -----------
         Total other comprehensive income (loss)        484,065      1,118,713       (336,083)
                                                    -----------    -----------    -----------

COMPREHENSIVE INCOME                                $ 5,932,122    $ 6,111,429    $ 4,547,459
                                                    ===========    ===========    ===========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1998, 1997 and 1996


--------------------------------------------------------------------------------




                                                                              Net Unrealized
                                                                             Gains (Losses)
                                                                             on Securities
                                                  Additional                   Available          Total
                                    Common         Paid-In      Retained       For Sale,      Shareholders'
                                     Stock         Capital       Earnings      Net of Tax         Equity
                                     -----         -------       --------      ----------         ------
Balance-January 1, 1996         $    600,000   $  4,600,000   $ 24,146,720    $  1,655,070    $ 31,001,790

   Net income                             --             --      4,883,542              --       4,883,542
   Cash dividends ($16.00
     per share)                           --             --       (960,000)             --        (960,000)
   Net change in unrealized
     gains (losses) on
     securities available for
     sale, net of tax of
     ($220,436)                           --             --             --        (336,083)       (336,083)
                                ------------   ------------   ------------    ------------    ------------

Balance-December 31, 1996            600,000      4,600,000     28,070,262       1,318,987      34,589,249

   Net income                             --             --      4,992,716              --       4,992,716
   Cash dividends ($17.00
     per share)                           --             --     (1,020,000)             --      (1,020,000)
   Net change in unrealized
     gains (losses) on
     securities available for
     sale, net of tax of
     $733,764                             --             --             --       1,118,713       1,118,713
                                ------------   ------------   ------------    ------------    ------------

Balance-December 31, 1997            600,000      4,600,000     32,042,978       2,437,700      39,680,678

   Net income                             --             --      5,448,057              --       5,448,057
   Cash dividends ($18.00
     per share)                           --             --     (1,080,000)             --      (1,080,000)
   Net change in unrealized
     gains (losses) on
     securities available for
     sale, net of tax of
     $317,500                             --             --             --         484,065         484,065
                                ------------   ------------   ------------    ------------    ------------

Balance-December 31, 1998       $    600,000   $  4,600,000   $ 36,411,035    $  2,921,765    $ 44,532,800
                                ============   ============   ============    ============    ============



--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------






                                                                1998             1997             1996
                                                                ----             ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                          $   5,448,057    $   4,992,716    $   4,883,542
      Adjustments to reconcile net income
        to net cash from operating activities
         Depreciation                                           958,032          901,591          855,747
         Provision for loan losses                            2,050,000        1,800,000        1,440,000
         Net amortization and (accretion) of securities         250,426         (125,810)         122,891
         Net securities (gains) losses                         (119,214)         (85,417)          27,729
         Net (gains) losses on sales of premises
           and equipment                                             --           (6,325)        (142,191)
         Net change in:
             Other assets                                    (3,038,953)        (606,591)        (604,671)
             Other liabilities                                1,095,623          116,413         (329,627)
                                                          -------------    -------------    -------------
                Total adjustments                             1,195,914        1,993,861        1,369,878
                                                          -------------    -------------    -------------
                    Net cash from operating activities        6,643,971        6,986,577        6,253,420

CASH FLOWS FROM INVESTING ACTIVITIES
      Net change in interest-bearing balances with
        financial institutions                                       --               --          289,583
      Net change in loans receivable                        (47,286,555)     (15,010,345)     (14,904,487)
      Purchase of:
         Securities available for sale                     (162,227,350)     (96,824,613)     (45,358,515)
         Premises and equipment                              (1,077,022)        (760,516)        (544,255)
      Proceeds from:
         Sales of securities available for sale              12,058,550       17,228,831       28,998,352
         Maturities and calls of securities
           available for sale                                78,873,129       41,740,880        5,030,031
         Principal payments on securities
           available for sale                                20,826,101        9,639,853       11,006,152
         Recoveries on loans charged-off                        351,498          596,328          348,279
         Sales of premises and equipment                             --           14,884          819,049
                                                          -------------    -------------    -------------
             Net cash from investing activities             (98,481,649)     (43,374,698)     (14,315,811)

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------

                                                           1998            1997            1996
                                                           ----            ----            ----
CASH FLOWS FROM FINANCING ACTIVITIES
      Net change in deposits                          $ 70,426,146    $ 17,395,583    $ 25,258,420
      Net change in federal funds purchased             (6,300,000)      8,200,000      (2,400,000)
      Proceeds from securities sold under
         agreements to repurchase                        6,852,450       8,000,000       1,818,860
      Repayment of securities sold under agreements
        to repurchase                                   (9,195,450)             --      (5,588,580)
      Net change in U.S. Treasury demand note              584,323              --              --
      Proceeds from advances from FHLB                  40,000,000       8,250,000      11,000,000
      Repayment of advances from FHLB                   (7,296,440)     (7,563,715)    (10,000,000)
      Cash dividends paid                               (1,020,000)       (960,000)       (900,000)
                                                      ------------    ------------    ------------
         Net cash from financing activities             94,051,029      33,321,868      19,188,700
                                                      ------------    ------------    ------------

Net change in cash and cash equivalents                  2,213,351      (3,066,253)     11,126,309

Cash and cash equivalents at beginning of year          23,009,706      26,075,959      14,949,650
                                                      ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR              $ 25,223,057    $ 23,009,706    $ 26,075,959
                                                      ============    ============    ============


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Cash paid during the year for
         Interest                                     $ 17,598,129    $ 15,992,313    $ 14,429,340
         Income taxes                                    3,636,215       1,667,000       2,899,754



--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Sand Ridge Financial Corporation and its wholly-owned subsidiary, Sand Ridge Bank ("the Bank") (together referred to as "the Corporation"). Sand Ridge Financial Corporation is a bank holding company, organized under Indiana law, that owns all of the outstanding stock of Sand Ridge Bank. All significant inter-company balances and transactions have been eliminated in consolidation.


Nature of Business and Concentration of Credit Risk: The Corporation accepts deposits and grants commercial, real estate, installment and personal loans to customers mainly in the northwestern Indiana region. Substantially all loans are collateralized by specific items including business assets, consumer assets, and residences. Commercial loans make up approximately 39% of the loan portfolio and include loans secured by business assets. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans make up approximately 42% of the loan portfolio and are collateralized by both commercial and residential real estate.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying consolidated financial statements include the allowance for loan losses, fair values of financial instruments, determination and carrying value of impaired loans, the realization of deferred tax assets, and the determination of depreciation of premises and equipment. Actual results could differ from those estimates. The allowance for loan losses and the fair values of financial instruments are particularly susceptible to significant change in the near term.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in unrealized gains and losses on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income first applied for 1998, with prior information restated to be comparable.


Cash Flow Reporting: For purposes of the statement of cash flows, cash and cash equivalents is defined to include the Corporation's cash on hand, demand deposits in other financial institutions and its federal funds sold with a maturity of 90 days or less. The Corporation reports net cash flows for customer loan and deposit transactions, interest-bearing balances with financial institutions, and short-term borrowings with maturities of 90 days or less.

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Securities: The Corporation has the ability to classify investment securities and mortgage-backed and related securities into held to maturity and available for sale categories at the time of purchase. Held to maturity securities are those which the Corporation has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those the Corporation may decide to sell if needed for liquidity, asset-liability management or other reasons. Available for sale securities are reported at fair value, with net unrealized gains and losses included as a separate component of other comprehensive income and shareholders' equity, net of tax. Currently, the Corporation has classified all securities as available for sale.


Realized gains and losses resulting from the sale of securities are computed by the specific identification method. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings. Premiums and discounts on securities are recognized using the level yield method over the estimated life of the security.

Interest Income on Loans: Interest on loans is accrued over the term of the loans based on the principal balance outstanding. When serious doubt exists as to collectibility of a loan, the accrual of interest is discontinued. Under Statement of Financial Accounting Standards ("SFAS") No. 114, as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as a component of the provision for loan losses.

Loan Fees and Costs: Loan fees, net of direct loan origination costs, are deferred. The net amount deferred is reported in the consolidated balance sheets as part of loans and is recognized into interest income over the term of the loan using the level yield method.

Allowance For Loan Losses: The allowance for loan losses is established because some loans may not be paid in full. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. This is based on past loss experience, general economic conditions, information about specific borrowers' situations, including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile, manufactured homes, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 90 days or more. Nonaccrual loans are often also considered impaired.
Impaired loans, or portions thereof, are charged off when deemed uncollectible.


Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, a valuation allowance is recorded through a charge to income for the amount of estimated selling costs. Valuations are periodically performed by management, and valuation allowances are adjusted through a charge to income for changes in fair value or estimated costs to sell. The dollar amount of properties held as other real estate owned at December 31, 1998 and 1997 was $-0- and $200,000.


Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. All depreciation is computed on a straight-line basis with useful lives as follows:

        Buildings and improvements                               15 - 40 years
        Furniture, equipment and land improvements                3 - 15 years

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Sold Under Agreements To Repurchase: Substantially all securities sold under agreements to repurchase represent amounts advanced by various customers that are not covered by federal deposit insurance and are secured by securities owned.

Dividend Restriction: The Corporation and the Bank are subject to banking regulations which require the maintenance of certain capital levels which limit the amount of dividends which may be paid. For regulatory capital requirements, see Note 14.


Profit Sharing Plan: The Corporation maintains a 401(k) profit sharing plan covering substantially all employees. The plan provides for discretionary contributions by the Corporation as determined by the Board of Directors and voluntary employee contributions. The Corporation's contribution to the plan is charged to expense annually. The Corporation's expense for 1998, 1997 and 1996 was approximately $385,000, $305,000 and $347,000.

Earnings Per Common Share: Basic earnings per common share is based on the weighted average common shares outstanding. The weighted average number of common shares outstanding was 60,000 for 1998, 1997 and 1996. Diluted earnings per common share further assumes issue of any dilutive potential common shares. The Corporation has no dilutive potential common shares, therefore no diluted earnings per common share is reported for 1998, 1997 or 1996.


Financial Instruments With Off-Balance-Sheet Risk: The Corporation, in the normal course of business, makes commitments to extend credit which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 10.


Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately in Note 13. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.


--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segments: Sand Ridge Financial Corporation, through the branch network of its subsidiary, Sand Ridge Bank, provides a broad range of financial services to individuals and companies in northwestern Indiana. These services include demand, time, and savings deposits; credit card servicing; ATM processing; cash management; investment; and trust services. While the Corporation's chief decision makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Certain amounts in the 1997 and 1996 consolidated financial statements have been reclassified to conform with the 1998 presentation.

NOTE 2 - CASH AND DUE FROM FINANCIAL INSTITUTIONS

The Corporation is required by the Federal Reserve to maintain cash reserves consisting of cash on hand and noninterest-bearing balances on deposit with the Federal Reserve Bank. The required cash reserve and clearing balances at December 31, 1998 and 1997 were approximately $6,131,000 and $6,815,000.




--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------



NOTE 3 - SECURITIES AVAILABLE FOR SALE

Year end securities available for sale were as follows:



                                                   Gross           Gross
                                 Amortized      Unrealized       Unrealized          Fair
                                    Cost           Gains           Losses            Value
1998
     U.S. Treasury            $   8,029,504   $      89,244    $          --    $   8,118,748
     U.S. Government and
       federal agencies          28,719,876         418,356               --       29,138,232
     States and political
       subdivisions             106,039,421       4,154,137         (203,698)     109,989,860
     Mortgage-backed pass-
       through securities        11,473,740         424,024               --       11,897,764
     Collateralized
       mortgage obligations      44,066,032         210,333         (256,111)      44,020,254
     Corporate and other
       debt securities              198,751           1,874               --          200,625
     Marketable equity
       securities                 2,257,747              --               --        2,257,747
                              -------------   -------------    -------------    -------------

                              $ 200,785,071   $   5,297,968    $    (459,809)   $ 205,623,230
                              =============   =============    =============    =============

1997
     U.S. Treasury            $   8,055,141   $      34,709    $      (2,352)   $   8,087,498
     U.S. Government and
       federal agencies          11,222,621          54,297              (92)      11,276,826
     States and political
       subdivisions              66,532,154       2,990,588          (91,960)      69,430,782
     Mortgage-backed pass-
       through securities        18,583,374         704,089             (105)      19,287,358
     Collateralized
       mortgage obligations      42,000,894         496,917         (156,305)      42,341,506
     Corporate and other
       debt securities            2,671,229           8,880           (2,072)       2,678,037
     Marketable equity
       securities                 1,381,300              --               --        1,381,300
                              -------------   -------------    -------------    -------------

                              $ 150,446,713   $   4,289,480    $    (252,886)   $ 154,483,307
                              =============   =============    =============    =============


--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date or with no maturity date are shown separately.


                                                  Securities Available for Sale
                                                      December 31, 1998
                                                      -----------------
                                                   Amortized        Fair
                                                     Cost           Value
                                                     ----           -----

     Due in one year or less                     $  7,109,231   $  7,167,382
     Due after one year through five years         18,104,848     18,716,669
     Due after five years through ten years        48,411,267     50,178,797
     Due after ten years                           69,362,206     71,384,617
     Mortgage-backed pass-through securities
       and collateralized mortgage obligations     55,539,772     55,918,018
     Marketable equity securities                   2,257,747      2,257,747
                                                 ------------   ------------

                                                 $200,785,071   $205,623,230
                                                 ============   ============


Proceeds, gross gains and gross losses realized from sales of securities available for sale for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                                    1998           1997           1996
                                                    ----           ----           ----
Proceeds from sales of securities
  available for sale                           $ 12,058,550   $ 17,228,831    $ 28,998,352
                                               ============   ============    ============

Gross gains from sales of securities
  available for sale                           $     55,963   $    191,283    $    108,910
Gross losses from sales of securities
  available for sale                                     --       (105,866)       (136,639)
Net gains from calls of securities available
  for sale                                           63,251             --              --
                                               ------------   ------------    ------------

Net securities gains (losses)                  $    119,214   $     85,417    $    (27,729)
                                               ============   ============    ============

Securities with a carrying value of approximately $9,415,000, $1,102,000 and $1,102,000 were pledged to secure public deposits for the years ended December 31, 1998, 1997 and 1996. See Note 7 for discussion of additional securities pledged for securities sold under agreements to repurchase and Note 8 for a discussion of additional securities pledged for FHLB advances.

The applicable income tax effects of net securities gains (losses) were as follows: 1998 - tax expense of $47,000; 1997 - tax expense of $34,000; and 1996
- tax benefit of $11,000.


--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 4 - LOANS RECEIVABLE - NET

Loans receivable, net at December 31, are summarized as follows:



                                       1998              1997
                                       ----              ----
     Commercial                   $ 125,056,236    $ 105,181,077
     Real estate - mortgage         131,518,846       94,362,314
     Real estate - construction       1,687,312        2,160,338
     Installment                     57,226,114       68,158,869
     Credit card                      2,785,179        2,685,823
                                  -------------    -------------
                                    318,273,687      272,548,421
     Deferred loan fees                (518,396)        (566,912)
     Allowance for loan losses       (4,141,086)      (3,252,361)
                                  -------------    -------------

                                  $ 313,614,205    $ 268,729,148
                                  =============    =============


Activity in the allowance for loan losses is summarized as follows for the years ended December 31:


                                        1998           1997           1996
                                        ----           ----           ----
     Balance at beginning of year   $ 3,252,361    $ 2,367,288    $ 3,372,317
     Provision for loan losses        2,050,000      1,800,000      1,440,000
     Charge-offs                     (1,512,773)    (1,511,255)    (2,793,308)
     Recoveries                         351,498        596,328        348,279
                                    -----------    -----------    -----------

         Balance at end of year     $ 4,141,086    $ 3,252,361    $ 2,367,288
                                    ===========    ===========    ===========


Information regarding impaired loans is as follows for the years ending December 31:


                                                     1998        1997          1996
                                                     ----        ----          ----
     Year end loans with no allowance for loan
       losses allocated                          $  269,158   $  881,110   $5,029,291
     Year end loans with allowance for loan
       losses allocated                              28,717    1,900,537      734,502
     Amount of allowance allocated                    1,000      439,000      282,000

     Average of impaired loans during the year    1,437,680    4,817,197    6,034,919
     Interest income recognized during
       impairment                                    81,696       60,853      102,524
     Cash-basis interest income recognized               --           --      102,524



--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 5 - PREMISES AND EQUIPMENT - NET

Premises and equipment at December 31 are summarized as follows:


                                            1998            1997
                                            ----            ----
          Land                         $    994,191    $    954,191
          Buildings and improvements      4,757,526       4,975,611
          Furniture and equipment         6,237,301       5,797,089
          Land improvements                 643,240         746,039
                                       ------------    ------------
                                         12,632,258      12,472,930
          Accumulated depreciation       (6,555,184)     (6,514,846)
                                       ------------    ------------

                                       $  6,077,074    $  5,958,084
                                       ============    ============




NOTE 6 - TIME DEPOSITS


At December 31, 1998, the scheduled maturities of certificates of deposit are as follows for the years ended December 31:

         1999                         $ 128,747,157
         2000                            54,788,367
         2001                             4,897,752
         2002                             3,087,987
         2003                             2,311,196
         Thereafter                       1,769,272
                                      -------------

                                      $ 195,601,731
                                      =============


The Corporation had approximately $38,759,000 and $25,780,000 in time certificates of deposit in denominations of $100,000 or more as of December 31, 1998 and 1997, respectively. Interest expense on certificates of deposit in denominations of $100,000 or more was approximately $2,632,000, $2,171,000 and $1,719,000 in 1998, 1997 and 1996.

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE


Securities sold under agreements to repurchase consist of obligations of the Corporation to other parties. These arrangements are for terms of one year or less and are secured by securities available for sale. Such collateral is held by safekeeping agents of the Corporation. Information concerning securities sold under agreements to repurchase as of December 31, 1998, 1997 and 1996 is summarized as follows:

                                                1998          1997          1996
                                                ----          ----          ----
     Balance at end of year                  $5,657,000    $8,000,000    $       --
     Average daily balance during the year   $6,323,049    $  898,600    $1,574,003
     Average interest rate during the year        5.446%        5.625%        5.894%
     Maximum month end balance during
       the year                              $8,771,450    $8,000,000    $3,665,470



Securities underlying these agreements at year end were as follows:


                                       1998         1997        1996
                                       ----         ----        ----
     Carrying value of securities   $5,804,000   $8,039,000   $    --
     Fair value                     $5,804,000   $8,039,000   $    --




NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK


Maturities of the advances from the Federal Home Loan Bank, which have interest rates ranging from 4.79% to 6.71%, at year end were:

                               1998          1997
                               ----          ----
          Due in 1998      $        --   $ 7,296,440
          Due in 1999       30,678,335       678,335
          Due in 2000          530,312       530,312
          Due in 2001        2,445,428     2,445,428
          Due in 2002          735,770       735,770
          Due in 2003        5,000,000            --
          Due After 2003     5,000,000            --
                           -----------   -----------

                           $44,389,845   $11,686,285
                           ===========   ===========


--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------



NOTE 8 - ADVANCES FROM FEDERAL HOME LOAN BANK (Continued)

The Bank executed a blanket pledge agreement in 1998, whereby the Bank assigns, transfers and pledges to the FHLB and grants to the FHLB a security interest in all property now or hereafter owned. However, the Bank has the right to use, commingle and dispose of the collateral they have assigned to the FHLB. Under the agreement, the Bank must maintain "eligible collateral" that has a "lending value" at least equal to the "required collateral amount," all as defined by the agreement. At December 31, 1998, the Bank pledged securities with an amortized cost of approximately $80,101,000 and a fair value of approximately $80,101,000. In addition, qualifying mortgage loans of approximately $124,073,000 were pledged as collateral at December 31, 1998.

At December 31, 1997, the Corporation had mortgage loans, with a book value of approximately $15,522,000, pledged to the Federal Home Loan Bank to secure advances outstanding in addition to $1,381,000 in FHLB stock.





NOTE 9 - INCOME TAXES

Income tax expense consists of:


                                 1998           1997            1996
                                 ----           ----            ----
          Current federal    $ 1,758,094    $ 2,041,504    $   836,424
          Deferred federal      (746,242)      (950,564)       471,956
          Current state          827,293        853,263        510,116
          Deferred state        (194,549)      (249,981)        95,635
                             -----------    -----------    -----------

                             $ 1,644,596    $ 1,694,222    $ 1,914,131
                             ===========    ===========    ===========



The difference between the income tax expense shown in the statements of income and amounts computed by applying the statutory federal income tax rate to income before income taxes, is as follows:



                                                          1998           1997           1996
                                                          ----           ----           ----
     Income tax calculated at statutory rate of 34%   $ 2,411,502    $ 2,273,559    $ 2,311,209
     Increase (decrease) due to tax effect of
         Tax-exempt interest income                    (1,412,128)    (1,135,799)      (924,348)
         Non-deductible interest expense                  200,429        147,304        120,822
         State income tax, net of federal income
           tax benefit                                    417,611        398,166        399,796
         Other items, net                                  27,182         10,992          6,652
                                                      -----------    -----------    -----------

                                                      $ 1,644,596    $ 1,694,222    $ 1,914,131
                                                      ===========    ===========    ===========


--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES (Continued)

The components of the net deferred tax asset recorded in the consolidated balance sheets as of December 31 are as follows:


                                                      1998           1997
                                                      ----           ----
          Deferred tax assets
              Provision for loan losses           $ 1,452,212    $ 1,040,310
              Mark to market adjustment             2,254,623      1,651,502
              Deferred loan fees                      110,467        121,347
              Depreciation                            117,684         85,558
              Other                                   123,246        107,644
                                                  -----------    -----------

                                                    4,058,232      3,006,361
          Deferred tax liabilities
              State tax                              (283,395)      (217,248)
              Accretion                              (198,405)      (153,472)
              Net unrealized gain on securities
                available for sale                 (1,916,394)    (1,598,894)
                                                  -----------    -----------
                                                   (2,398,194)    (1,969,614)
          Valuation allowance                              --             --
                                                  -----------    -----------

                                                  $ 1,660,038    $ 1,036,747
                                                  ===========    ===========





NOTE 10 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK


As of December 31, 1998, the Corporation leased branch offices as well as various equipment. Rent expense was approximately $30,000, $29,000 and $23,000 in 1998, 1997 and 1996. In accordance with the terms of the leases, the Corporation pays insurance and maintenance costs.


Rental commitments under noncancelable operating leases are as follows for the year ended December 31:


                       1999                             $ 24,200
                       2000                               24,200
                       2001                               14,125
                       2002                               13,200
                       2003                                5,500
                                                        --------

                                                        $ 81,225
                                                        ========

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 10 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL INSTRUMENTS
  WITH OFF-BALANCE-SHEET RISK (Continued)


There are various contingent liabilities that are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Corporation's consolidated financial condition or results of operations.

Some financial instruments are used in the normal course of business to meet the financing needs of customers and to reduce exposure to interest rate changes. These financial instruments include commitments to extend credit, unused credit on credit card arrangements and standby letters of credit. These involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit, standby letters of credit, and financial guarantees written. The same credit policies are used for commitments and conditional obligations as are used for loans.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being used, the total commitments do not necessarily represent future cash requirements. Standby letters of credit and financial guarantees written are conditional commitments to guarantee a customer's performance to a third party.

A summary of the notional or contractual amounts of financial instruments with off-balance-sheet risk at year end follows:



                                                                       1998          1997
                                                                       ----          ----
          Commitments to extend credit (primarily variable rate)   $28,912,000   $21,290,000
          Unused credit on credit card arrangements
            (primarily fixed rate)                                  10,137,000     9,314,000
          Standby letters of credit (primarily variable rate)          780,000     1,167,000
                                                                   -----------   -----------

                                                                   $39,829,000   $31,771,000
                                                                   ===========   ===========

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 11 - RELATED PARTY TRANSACTIONS


Certain directors and executive officers of the Corporation, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years December 31, 1998 and 1997:

                                     1998           1997
                                     ----           ----
          Balance, January 1     $ 3,100,019    $ 2,725,056

              New loans            2,908,565        678,331
              Repayments          (3,721,199)      (303,368)
                                 -----------    -----------

          Balance, December 31   $ 2,287,385    $ 3,100,019
                                 ===========    ===========




NOTE 12 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Sand Ridge Financial Corporation at December 31:


                            CONDENSED BALANCE SHEETS
                           December 31, 1998 and 1997

                                                            1998          1997
                                                            ----          ----
     ASSETS
          Cash due from financial institutions         $   117,541   $   283,557
          Securities available for sale                     74,956        74,766
          Investment in subsidiary bank                 44,121,094    39,454,070
          Dividends receivable                             951,000       840,000
          Interest receivable and other assets             441,121        83,974
                                                       -----------   -----------

              Total assets                             $45,705,712   $40,736,367
                                                       ===========   ===========

     LIABILITIES
          Dividends payable                            $ 1,080,000   $ 1,020,000
          Interest payable and other liabilities            92,912        35,689
                                                       -----------   -----------
              Total liabilities                          1,172,912     1,055,689

     SHAREHOLDERS' EQUITY                               44,532,800    39,680,678
                                                       -----------   -----------

          Total liabilities and shareholders' equity   $45,705,712   $40,736,367
                                                       ===========   ===========


--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 12 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS OF INCOME
                  Years ended December 31, 1998, 1997 and 1996

                                                     1998           1997          1996
                                                     ----           ----          ----
Dividends from bank - cash                       $ 1,371,000    $ 1,035,000   $   960,000
Interest income  on deposits
  with financial institutions                             --             --         1,250
Interest income on securities                            190            183           169
Other income                                           1,203             --            --
Other expenses                                      (139,072)            --           (60)
                                                 -----------    -----------   -----------

INCOME BEFORE INCOME TAX EXPENSE AND EQUITY
  IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY BANK     1,233,321      1,035,183       961,359

Income tax expense (benefit)                         (31,777)           174           677
                                                 -----------    -----------   -----------

INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS
  OF SUBSIDIARY BANK                               1,265,098      1,035,009       960,682

Equity in undistributed earnings of subsidiary
  bank                                             4,182,959      3,957,707     3,922,860
                                                 -----------    -----------   -----------


NET INCOME                                       $ 5,448,057    $ 4,992,716   $ 4,883,542
                                                 ===========    ===========   ===========


                  CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
                  Years ended December 31, 1998, 1997 and 1996

                                                    1998          1997          1996
                                                    ----          ----          ----
NET INCOME                                       $ 5,448,057   $ 4,992,716   $ 4,883,542

     Total other comprehensive income, net
       of reclassification adjustments and tax
       effects                                       484,065     1,118,713      (336,083)
                                                 -----------   -----------   -----------

COMPREHENSIVE INCOME                             $ 5,932,122   $ 6,111,429   $ 4,547,459
                                                 ===========   ===========   ===========

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 12 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1998, 1997 and 1996

                                                       1998           1997           1996
                                                       ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                    $ 5,448,057    $ 4,992,716    $ 4,883,542
     Adjustment to reconcile net income to
       net cash from operating activities
         Equity in undistributed earnings
           of subsidiary bank                       (4,182,959)    (3,957,707)    (3,922,860)
         Net accretion of securities                      (190)          (183)          (169)
         Change in dividends receivable               (111,000)       120,000        (60,000)
         Change in interest receivable and
           other assets                               (357,147)       (39,433)       (12,123)
         Change in interest payable and
           other liabilities                            57,223        (14,051)        48,673
                                                   -----------    -----------    -----------
              Net cash from operating activities       853,984      1,101,342        937,063

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of securities available for sale              --        (38,395)            --
                                                   -----------    -----------    -----------
         Net cash from investing activities                 --        (38,395)            --

CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends paid                            (1,020,000)      (960,000)      (900,000)
                                                   -----------    -----------    -----------
         Net cash from financing activities         (1,020,000)      (960,000)      (900,000)

Net change in cash and cash equivalents               (166,016)       102,947         37,063

Cash and cash equivalents at beginning of year         283,557        180,610        143,547
                                                   -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR           $   117,541    $   283,557    $   180,610
                                                   ===========    ===========    ===========


--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year end fair values of financial instruments were:


                                                        1 9 9 8                            1 9 9 7
                                                        -------                            -------
                                                Carrying          Fair           Carrying            Fair
                                                 Amount           Value           Amount             Value
                                             -------------    -------------    -------------    -------------
Financial assets
    Cash and due from financial
      institutions                           $  25,223,057    $  25,223,000    $  23,009,706    $  23,010,000
     Interest-bearing balances with
      financial institutions                       100,000          100,000          100,000          100,000
    Securities available for sale              205,623,230      205,623,000      154,483,307      154,483,000
    Loans receivable, net of allowance for
      loan losses                              313,614,205      318,075,000      268,729,148      271,021,000

Financial liabilities
    Non-interest bearing demand deposits       (59,057,678)     (59,058,000)     (47,081,633)     (47,082,000)
    Savings, NOW and money market             (194,442,770)    (194,443,000)    (169,455,230)    (169,455,000)
    Other time deposits                       (195,601,731)    (196,351,000)    (162,139,170)    (162,386,000)
    Short-term borrowings                      (13,741,323)     (13,741,000)     (21,800,000)     (21,800,000)
    Advances from FHLB                         (44,389,845)     (44,340,000)     (11,686,285)     (11,697,000)



For purposes of the above disclosures of estimated fair values, the following assumptions were used as of December 31, 1998 and 1997. The estimated fair value for cash and due from financial institutions is considered to approximate cost. The estimated fair value for interest-bearing balances with financial institutions and securities available for sale is based on quoted market values for the individual deposits or securities or for equivalent deposits or securities. The estimated fair value for commercial loans is based on estimates of the difference in interest rates the Corporation would charge the borrowers for similar such loans with similar maturities made at December 31, 1998 and 1997, applied for an estimated time period until the loan is assumed to reprice or be paid. The estimated fair value for other loans is based on estimates of the rate the Corporation would charge for similar such loans at December 31, 1998 and 1997, applied for the time period until estimated repayment. The estimated fair value for demand, savings, NOW and money market deposits is based on their carrying value. The estimated fair values for other time deposits, short-term borrowings and advances from FHLB are based on estimates of the rate the Corporation would pay on such deposits or borrowings at December 31, 1998 and 1997, applied for the time period until maturity. The estimated fair values for other financial instruments and off-balance-sheet loan commitments are considered to approximate cost at December 31, 1998 and 1997, and are not considered significant to this presentation.


--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 14 - REGULATORY MATTERS

The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year end, consolidated and bank only actual capital levels and minimum required levels were:


                                                                                         Minimum Required
                                                                                           To Be Well
                                                                  Minimum Required     Capitalized Under
                                                                     For Capital       Prompt Corrective
                                                Actual            Adequacy Purposes    Action Regulations
                                                ------            -----------------    ------------------
                                            Amount     Ratio       Amount    Ratio      Amount      Ratio
                                            ------     -----       ------    -----      ------      -----
                                                                  (Dollars in thousands)
1998
----
Total capital (to risk weighted assets)
   Consolidated                            $45,558     14.4%      $25,243     8.0%      $31,554     10.0%
   Bank                                    $45,139     14.3%      $25,201     8.0%      $31,501     10.0%
Tier 1 capital (to risk weighted assets)
   Consolidated                            $41,611     13.2%      $12,621     4.0%      $18,932      6.0%
   Bank                                    $41,199     13.1%      $12,601     4.0%      $18,901      6.0%
Tier 1 capital (to average assets)
   Consolidated                            $41,611      7.8%      $21,464     4.0%      $26,830      5.0%
   Bank                                    $41,199      7.7%      $21,446     4.0%      $26,807      5.0%

--------------------------------------------------------------------------------

                                  (Continued)

                        SAND RIDGE FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 14 - REGULATORY MATTERS (Continued)

                                                                                                  Minimum Required
                                                                                                    To Be Well
                                                                       Minimum Required          Capitalized Under
                                                                          For Capital            Prompt Corrective
                                                    Actual             Adequacy Purposes         Action Regulations
                                                    ------             -----------------         ------------------
                                             Amount       Ratio        Amount        Ratio       Amount       Ratio
                                             ------       -----        ------        -----       ------       -----
                                                                     (Dollars in thousands)
1997
----
Total capital (to risk weighted assets)
   Consolidated                             $ 40,495      14.8%       $ 21,893        8.0%       $27,367       10.0%
   Bank                                     $ 40,269      14.7%       $ 21,870        8.0%       $27,337       10.0%
Tier 1 capital (to risk weighted assets)
   Consolidated                             $ 37,243      13.6%       $ 10,947        4.0%       $16,420        6.0%
   Bank                                     $ 37,016      13.5%       $ 10,935        4.0%       $16,402        6.0%
Tier 1 capital (to average assets)
   Consolidated                             $ 37,243       8.0%       $ 18,580        4.0%       $23,225        5.0%
   Bank                                     $ 37,016       8.0%       $ 18,563        4.0%       $23,204        5.0%

The Corporation and Bank at year end 1998 and 1997 were categorized as well capitalized.

NOTE 15 - MERGER AGREEMENT

In December of 1998, the Corporation announced that it had signed a definitive agreement to be acquired by First Financial Bancorp, parent company of First National Bank of Southwestern Ohio. The transaction will be structured as a tax-free exchange and will be accounted for under the pooling-of-interests method. Transaction related expenses are anticipated to total approximately $2,400,000, if the transaction is consummated. The expenses are primarily for investment banker fees which are variable based upon the value of the consideration to be paid by First Financial Bancorp. These expenses have not been included in the December 31, 1998 Statement of Income.


--------------------------------------------------------------------------------

                                                                      APPENDIX A




                          PLAN AND AGREEMENT OF MERGER
                                     BETWEEN
                            FIRST FINANCIAL BANCORP.
                                       AND
                        SAND RIDGE FINANCIAL CORPORATION

                                TABLE OF CONTENTS
                                -----------------

                                                                                                                PAGE
                                                                                                                ----
1.   Recitals.....................................................................................................1


2.   The Merger...................................................................................................1


3.   Closing......................................................................................................2


4.   Effective Time...............................................................................................2


5.   Governing Law; Articles of Incorporation.....................................................................2


6.   Regulations..................................................................................................2


7.   Directors and Officers.......................................................................................2


8.   Conversion of Shares in the Merger...........................................................................3

         8.1.     FFB's Common Shares.............................................................................3
         8.2.     SRFC's Common Shares............................................................................3
         8.3.     Consideration; Exchange Ratio...................................................................3
         8.4.     Surrender of SRFC Certificates..................................................................3
         8.5.     Fractional Interests............................................................................4


9.   Effect of the Merger.........................................................................................4


10.  Approval of Shareholders.....................................................................................5


11.  SRFC's Representations and Warranties........................................................................5
         11.1.    Organization....................................................................................5
         11.2.    Corporate Authority.............................................................................5
         11.3.    Capitalization..................................................................................5
         11.4.    List of Information.............................................................................5
         11.5.    Subsidiaries....................................................................................5
         11.6.    Financial Statements............................................................................6
         11.7.    Intellectual Property...........................................................................6
         11.8.    Good and Marketable Title.......................................................................7

         11.9.    Taxes...........................................................................................7
         11.10.   Absence of Certain Changes or Events............................................................7
         11.11.   Contracts and Agreements........................................................................8
         11.12.   Insurance.......................................................................................8
         11.13.   Litigation and Proceedings......................................................................8
         11.14.   Material Contracts; No Conflict with Other Instruments..........................................8
         11.15.   Governmental Authorizations and Filings.........................................................9
         11.16.   Consents and Approvals..........................................................................9
         11.17.   Brokers.........................................................................................9
         11.18.   Environmental Matters...........................................................................9
         11.19.   Validity of Contemplated Transactions..........................................................10
         11.20.   Year 2000 Compliance...........................................................................10


12.  FFB's Representations and Warranties........................................................................12
         12.1.    Organization...................................................................................12
         12.2.    Corporate Authority............................................................................12
         12.3.    Subsidiaries...................................................................................12
         12.4.    Capitalization.................................................................................12
         12.5.    Shares to be Issued............................................................................12
         12.6.    Financial Statements...........................................................................13
         12.7.    Environmental Matters..........................................................................13
         12.8.    Absence of Certain Changes or Events...........................................................14
         12.9.    Litigation and Proceedings.....................................................................14
         12.10.   Consents and Approvals.........................................................................14
         12.11.   Brokers........................................................................................15
         12.12.   Validity of Contemplated Transactions..........................................................15
         12.13.   Year 2000 Compliance...........................................................................15
         12.14.   Intellectual Property..........................................................................15
         12.15.   Good and Marketable Title......................................................................16
         12.16.   Taxes..........................................................................................16
         12.17.   Material Contracts; No Conflict with Other Instruments.........................................16


13.  Conduct of Business Pending the Merger......................................................................17
         13.1.    Negative Covenants of SRFC.....................................................................17
         13.2.    Dividends......................................................................................17
         13.3.    SRFC Efforts...................................................................................17
         13.4.    Purchase of "Tail Coverage"....................................................................17


14.  Additional Agreements.......................................................................................17
         14.1.    Access and Information.........................................................................17
         14.2.    Confidentiality................................................................................18
         14.3.    Registration Statement.........................................................................18
         14.4.    Employee Benefits..............................................................................18
         14.5.    Expenses.......................................................................................19

         14.6.    Further Assurances.............................................................................19
         14.7.    Pooling........................................................................................20
         14.8.    Audited Financial Statements...................................................................20
         14.9.    Press Releases.................................................................................20
         14.10.   Seller Affiliates..............................................................................20
         14.11.   Board Representation...........................................................................21


15.  Conditions Precedent; Terminations..........................................................................21
         15.1.    Conditions Precedent to Obligations of the Parties.............................................21
         15.2.    Conditions Precedent to FFB's Obligations......................................................21
         15.3.    Conditions Precedent to SRFC's Obligation......................................................23
         15.4.    Termination and Abandonment....................................................................24
         15.5.    Effect of Termination..........................................................................27
         15.6.    Expenses.......................................................................................27
         15.7.    Survival of Representations....................................................................27


16.  General Provisions..........................................................................................27
         16.1.    Definitions....................................................................................27
         16.2.    Amendments.....................................................................................27
         16.3.    Notices........................................................................................28
         16.4.    Binding Nature of Agreement....................................................................28
         16.5.    Assignment.....................................................................................29
         16.6.    Governing Law..................................................................................29
         16.7.    Counterparts...................................................................................29

                          PLAN AND AGREEMENT OF MERGER

                                     BETWEEN

                            FIRST FINANCIAL BANCORP.

                                       AND

                        SAND RIDGE FINANCIAL CORPORATION



         THIS PLAN AND AGREEMENT OF MERGER (the "Agreement") is made and entered into this 16th day of December, 1998 by and between FIRST FINANCIAL BANCORP. ("FFB"), an Ohio corporation and registered as a bank holding company under the Bank Holding Company Act of 1956 and a savings and loan holding company under the Savings and Loan Holding Company Act, and SAND RIDGE FINANCIAL CORPORATION ("SRFC"), an Indiana corporation and registered as a bank holding company under Bank Holding Company Act of 1956.

1. RECITALS.

     1.1 FFB is a corporation duly organized and existing under the laws of the State of Ohio, having been incorporated on August 8, 1982. SRFC is a corporation duly organized and existing under the laws of the State of Indiana, having been incorporated on May 24, 1984.

     1.2 The Boards of Directors of FFB and SRFC deem it advisable for the general welfare and advantage of FFB and SRFC and their respective shareholders that SRFC merge with and into FFB pursuant to this Agreement and pursuant to the applicable provisions of the laws of the States of Ohio and Indiana and the United States of America, subject to the approval of various federal and state regulatory authorities.

     1.3 As of November 6, 1998 the authorized capital stock of FFB consisted of 60,000,000 common shares, without par value ("FFB Common Shares"), of which 32,921,329 shares were outstanding.

     1.4 As of November 1, 1998, the authorized capital stock of SRFC consisted of 200,000 shares of common stock, without par value ("SRFC Common Shares"), of which 60,000 shares were issued and outstanding, and 100,000 shares of preferred stock, $100 par value, of which no shares were issued and outstanding.

     NOW, THEREFORE, in consideration of the foregoing premises and of the mutual agreements herein contained, the parties hereby agree as follows:

2. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 4), in accordance with the applicable statutory provisions of the States of Ohio and Indiana, the United States of America, and any regulatory approvals, SRFC will be merged with and into FFB and the separate corporate existence of

SRFC shall thereupon cease (the "Merger"). FFB will be the surviving corporation in the Merger (said corporation hereafter being sometimes called the "Surviving Corporation"), and the separate corporate existence of FFB with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. Sand Ridge Bank (the "Bank"), a wholly owned subsidiary of SRFC, will continue as a wholly owned subsidiary of the Surviving Corporation.

3. CLOSING. The closing of the Merger (the "Closing") shall take place on the earlier of the following date (the "Closing Date"): July 31, 1999; or (ii) if all conditions precedent to the consummation of this Agreement as set forth in
Section 15 hereof have been satisfied on or before the fifteenth day of any given month, the parties will consummate this Agreement as of the end of the same month; provided, however, that if the conditions precedent to the consummation of this Agreement are satisfied on or after the sixteenth day of any month through the last day of such month, as of the end of the month immediately following such month; or (iii) on such other date as the parties mutually agree.

4. EFFECTIVE TIME. As soon as practicable following the Closing, FFB will cause
(i) the Articles of Merger in the form attached hereto as Exhibit A (the "Ohio Articles of Merger") to be filed with the office of the Secretary of State of the State of Ohio (the "Ohio Secretary of State") and (ii) Articles of Merger in the form attached hereto as Exhibit B (the "Indiana Articles of Merger") to be filed with the office of the Secretary of State of the State of Indiana (the "Indiana Secretary of State"). The Merger will become effective (the "Effective Time") on the date on which the latest of the following actions will have been completed: (i) at the time when the Ohio Articles of Merger are accepted for filing by the Ohio Secretary of State, (ii) at the time when the Indiana Articles of Merger are accepted for filing by the Indiana Secretary of State or
(iii) such later time agreed to by FFB and SRFC and established under the Ohio and Indiana Articles of Merger but not later than 30 days after the Closing Date.

5. GOVERNING LAW; ARTICLES OF INCORPORATION. The laws which are to govern the Surviving Corporation are the laws of the State of Ohio. The Articles of Incorporation of FFB, at the Effective Time, will be the Articles of Incorporation of the Surviving Corporation until the same will be further amended or altered in accordance with the provisions thereof.

6. REGULATIONS. The Regulations of FFB at the Effective Time will be the Regulations of the Surviving Corporation until the same will be altered or amended in accordance with the provisions thereof.

7. DIRECTORS AND OFFICERS. The directors of FFB at the Effective Time will be the directors of the Surviving Corporation until their respective successors are duly elected and qualified. Subject to the authority of the Board of Directors as provided by law and the Regulations of the Surviving Corporation, the officers of FFB at the Effective Time will be the officers of the Surviving Corporation. The directors of Bank at the Effective Time will be the directors of Bank until their respective successors are duly elected and qualified. Subject to the authority of the board of directors of Bank as provided by law and the By-Laws of Bank, the officers of Bank at the Effective Time will continue to serve as officers of Bank after the Effective Time.

8. CONVERSION OF SHARES IN THE MERGER. The mode of carrying into effect the Merger provided in this Agreement and the manner and basis of converting the shares of the constituent corporation into shares of the Surviving Corporation are as follows:

     8.1 FFB'S COMMON SHARES. None of the FFB Common Shares issued at the Effective Time will be converted as a result of the Merger, but all such shares (including shares held in the treasury) will remain issued shares of FFB.

     8.2 SRFC'S COMMON SHARES. At the Effective Time, each SRFC Common Share outstanding immediately prior to the Effective Time (except as otherwise provided in Section 8.5) will by virtue of the Merger be converted into FFB Common Shares as determined pursuant to Section 8.3 below, and each SRFC Common Share held in treasury immediately prior to the Effective Time will be cancelled.

     8.3 CONSIDERATION; EXCHANGE RATIO.

         8.3.1 Each SRFC Common Share issued and outstanding immediately prior to the Effective Time shall, subject to Section 15.4.7, be converted into, and become exchangeable for, a number (the "Exchange Ratio") of FFB Common Shares (the "Merger Consideration"), the numerator of which shall be 5,115,000 (which number is adjusted for the 10% stock dividend declared by FFB on November 24,
1998) and the denominator of which shall be the number of SRFC Common Shares outstanding, on a fully diluted basis, immediately prior to the Effective Time; provided, however that dissenting shareholders of SRFC who perfect their rights under the laws of the State of Indiana will instead receive cash in such amount per SRFC Common Share which they own as determined in accordance with Indiana Business Corporation Law I.C. Section 23-1-44. In the event that prior to the Effective Time the outstanding FFB Common Shares shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in FFB's capitalization, all without FFB receiving consideration therefor, then an appropriate and proportionate adjustment shall be made in the Exchange Ratio. As of the date of this Agreement, the Exchange Ratio is 85.25.

         8.3.2 At the Effective Time, each of the then issued and outstanding SRFC Common Shares will be cancelled and extinguished and, in consideration and in exchange therefor, the holders thereof will be entitled, upon compliance with
Section 8.4, to receive from FFB the number of FFB Common Shares as determined pursuant to Section 8.3.1.

         8.3.3 After determining the Exchange Ratio, each holder of outstanding SRFC Common Shares after the Effective Time, upon surrender to FFB, will be entitled to receive one or more stock certificates of FFB into which the SRFC Common Shares so surrendered will have been converted as aforesaid. No dividends that may have been declared by FFB after the Effective Time and prior to the surrender of SRFC Common Shares will be paid until such shares have been presented for exchange to FFB.

     8.4 SURRENDER OF SRFC CERTIFICATES. As soon as practicable after the Effective Time, the stock certificates representing SRFC Common Shares issued and outstanding at the Effective Time will be surrendered for exchange to FFB. As promptly as practicable after the Effective

Time, FFB will cause the Registrar and Transfer Company (the "Exchange Agent") to prepare and mail to each holder of record of an outstanding certificate or certificates prior thereto representing SRFC Common Shares a letter of transmittal containing instructions for the surrender of the certificate or certificates of SRFC held by such holder. Upon surrender of the certificate or certificates that prior thereto represented SRFC Common Shares in accordance with instructions set forth in the letter of transmittal, such holder will be entitled to receive in exchange therefor, certificates representing the number of whole shares of FFB into which the shares represented by the certificate or certificates so surrendered will have been converted, without interest. The Exchange Agent will not be obligated to deliver certificates for FFB Common Shares to a former stockholder of SRFC until such former stockholder surrenders his or her certificate or certificates representing shares of SRFC or, in default thereof, an appropriate affidavit of loss and indemnity agreement or bond as may be required by FFB. Until so surrendered for exchange, each such stock certificate formerly representing SRFC Common Shares will be deemed for all corporate purposes (except for the payment of dividends, which will be subject to the exchange of stock certificates as above provided) to evidence the ownership of the number of common shares of the Surviving Corporation that the holder thereof would be entitled to receive upon its surrender to FFB.

     8.5 FRACTIONAL INTERESTS. No fractional FFB Common Shares or certificate or scrip representing the same will be issued. In lieu thereof, each holder of SRFC's Common Shares having a fractional interest arising upon such conversion will be paid in cash by FFB for the additional fractional interest. Such payment will be equal to the fractional interest times the Average Closing Price as defined in Section 15.4.7. This amount will not be paid to any holder of SRFC's Common Shares who will not have surrendered his or her certificates for exchange pursuant to Section 8.4 hereof, and FFB will retain such amount until such time as such certificates have been surrendered.

9. EFFECT OF THE MERGER. At the Effective Time, the Surviving Corporation will succeed to, without other transfer, and will possess and enjoy, all the rights, privileges, immunities, powers and franchises both of a public and a private nature, and be subject to all the restrictions, disabilities and duties of each of FFB and SRFC, and all the rights, privileges, immunities, powers and franchises of each of FFB and SRFC and all property, real, personal and mixed, and all debts due to either of said constituent corporations on whatever account, for stock subscriptions as well as for all other things in action or belonging to each of said corporations, will be vested in the Surviving Corporation; and all property, rights, privileges, immunities, powers and franchises, and all and every other interest will be thereafter as effectually the property of the Surviving Corporation as they were of FFB and SRFC, respectively, and the title to any real estate vested by deed or otherwise in either of FFB and SRFC will not revert or be in any way impaired by reason of the Merger; provided, however, that all rights of creditors and all liens upon any property of either of FFB or SRFC will be preserved unimpaired, limited in lien to the property affected by such liens at the Effective Time, and all debts, liabilities and duties of said constituent corporations, respectively, will thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by the Surviving Corporation.

10. APPROVAL OF SHAREHOLDERS. This Agreement will be submitted to the shareholders of SRFC for adoption and approval on or before June 30, 1999 or such later date as the Boards of Directors of FFB and SRFC mutually approve.

11. SRFC'S REPRESENTATIONS AND WARRANTIES. SRFC represents and warrants to FFB as of the date hereof and as of the Closing Date as follows:

     11.1 ORGANIZATION. SRFC is a corporation duly organized and validly existing under the laws of the State of Indiana and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. SRFC has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification.

     11.2 CORPORATE AUTHORITY. SRFC has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate, subject only to the approval of the Merger by the holders of at least two-thirds of the outstanding SRFC Common Shares entitled to vote on the matter, the Merger. This Agreement is a valid and binding agreement of SRFC enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

     The Board of Directors of SRFC (i) has unanimously adopted the plan of merger set forth herein and approved this Agreement and the other transactions contemplated hereby, (ii) has declared that the Merger and this Agreement and the other transactions contemplated hereby are advisable and (iii) has received the opinion of its financial advisor, Hovde Financial, Inc., to the effect that as of the date hereof, the Exchange Ratio to be received by the holders of the SRFC Common Shares in the Merger is fair to such holders from a financial point of view.

     11.3 CAPITALIZATION. SRFC's capitalization consists of 200,000 authorized SRFC Common Shares, of which, as of the date hereof, 60,000 shares were issued and outstanding, and 100,000 preferred shares, $100 par value, of which no shares are issued and outstanding. Each SRFC Common Share was validly issued, fully paid and non-assessable, and each outstanding SFRC Common Share is entitled to one vote. There are no outstanding subscriptions, options, warrants, calls or rights of any kind relating to or providing for the issuance, sale, delivery or transfer of any class of securities of SRFC.

     11.4 LIST OF INFORMATION. For the due diligence examination in November, 1998, SRFC delivered to FFB certain information. Such information and the copies of documents furnished to FFB are accurate in all material respects as of the date furnished.

     11.5 SUBSIDIARIES. SRFC has one wholly owned Subsidiary, the Bank. SRFC has no other Subsidiaries. Bank is a state bank duly organized and validly existing under the laws of the State of Indiana. Bank has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification. All of the outstanding shares of the stock of Bank are validly issued, fully paid and non-assessable, except as provided under federal banking law, and all such shares are owned by SRFC free and clear of all liens, claims, charges or encumbrances. There are no outstanding subscriptions, options, warrants, calls or rights of any kind relating to or providing for the issuance, sale, delivery or transfer of any class of securities of Bank.

     11.6 FINANCIAL STATEMENTS. SRFC has delivered to FFB copies of its consolidated balance sheets as of December 31, 1997, 1996, and 1995 and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 in each case including the notes thereto, all certified by Crowe, Chizek and Company LLP, independent public accountants, or one of said accountant's predecessor firms.

     All of such financial statements present fairly the financial positions as of and at the dates shown and the results of operations for the periods covered thereby. They have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. Each of the balance sheets presents a true and complete statement in all material respects as of its date of SRFC's financial condition. All material liabilities of SRFC (including any contingent liabilities), as of the date of each balance sheet, were properly accrued in such balance sheet or disclosed in the related footnotes, in accordance with generally accepted accounting principles.

     11.7 INTELLECTUAL PROPERTY. Except as disclosed in the Disclosure Schedule, SRFC and Bank do not have knowledge of any valid grounds for any bona fide claims (i) to the effect that their licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by SRFC or Bank infringes on any copyright, patent, trademark, trade name, service mark or trade secret;
(ii) against the use by SFRC and Bank of any copyrights, patents, trademarks, trade names, service marks, trade secrets, technology, know-how or computer software programs and applications used in the business of SRFC and Bank as currently conducted or as proposed to be conducted; (iii) challenging the ownership, validity or effectiveness of any of SRFC's and Bank's Intellectual Property Rights or other trade secret material of SRFC and Bank; or (iv) challenging the license or legally enforceable right to use Third-Party Intellectual Rights by SRFC and Bank.

     As used in this Agreement, the term (x) "Intellectual Property" means all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials; (y) "Third-Party Intellectual Property Rights" means any third-party patents, trademarks, trade names, service marks and copyrights; and (z) "SRFC's and Bank's Intellectual Property Rights" means the patents, registered and material unregistered trademarks, trade names and service marks, registered copyrights and any applications therefor owned by SRFC or Bank.

     11.8 GOOD AND MARKETABLE TITLE. SRFC and Bank have and on the Closing Date will have good and marketable title in fee simple to all lands and buildings shown as assets in their records and books of account, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for current taxes and assessments not delinquent or being contested in good faith and liens, encumbrances and charges shown in their records and books of account which are not substantial in character or amount and do not materially detract from the value or interfere with the use of the properties subject thereto or affected thereby. SRFC and Bank have and on the Closing Date will have valid leases under which they are entitled to occupy and use in their business all real property of which they are lessees, and SRFC and Bank have no knowledge of any material default under any such lease. As of the date hereof, neither SRFC nor Bank has title to any real property or buildings as a result of foreclosure or by otherwise realizing on collateral held by either of them. Neither SRFC nor Bank will take action to foreclose or otherwise realize on any real property collateral held by either of them prior to the Closing Date without the prior consent of FFB, which consent will not be unreasonably withheld.

     SRFC and Bank have and on the Closing Date will have good and marketable title to the machinery, equipment, merchandise, materials, supplies and other property of every kind, tangible or intangible, contained in their offices and other facilities or shown as assets in their records and books of account, except for properties held in trust or other fiduciary capacity or personal property of SFRC employees or Bank employees contained in their offices, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for liens, encumbrances and charges, if any, which do not materially detract from the value of or interfere with the use of the properties subject thereto or affected thereby. SRFC and Bank have and will have immediately prior to the Closing Date valid leases under which they are entitled to use in their business all personal property of which they are lessees, and neither SRFC nor Bank has any knowledge of any material default under any such leases.

     11.9 TAXES. SRFC and Bank have paid all taxes imposed by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, which are due or payable by either SRFC or Bank, that the failure to pay would have a material and adverse effect on SRFC and/or Bank, and all claims asserted against each of them have been paid in full or are adequately accrued in the records and books of accounts of each of SRFC and Bank and will be so paid or provided for on the Closing Date. All income tax returns for each of SRFC and Bank have been filed with the taxing authorities having jurisdiction thereof through December 31, 1997, and no extension of time for the assessment of deficiencies for any such years is in effect. Neither SRFC nor Bank has knowledge of any unassessed tax deficiency proposed or threatened against it.

     11.10 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the disclosure schedule attached hereto (the "Disclosure Schedule), from December 31, 1997 to the date hereof, there has not been:

         11.10.1 any material change in the corporate status, business, operations or financial condition of SRFC and Bank, other than changes in the ordinary course of business;

         11.10.2 any declaration, setting aside or payment of any dividend or other distribution, with respect to SRFC's Common Shares except for the payment in January 1998 to the SRFC shareholders of a regular annual dividend in the amount of $17.00 per share in respect of the fiscal year ended 1997; and

         11.10.3 any other event or condition of any character which has materially and adversely affected the corporate status, business, operations or financial condition of SRFC and Bank taken as a whole.

     11.11 CONTRACTS AND AGREEMENTS. Except for agreements described in the Disclosure Schedule, neither SRFC nor Bank is a party to: (a) any sales agency agreement not subject to termination without liability on notice of 60 days or less; (b) any contract for the purchase or sale of any materials, products or supplies which contains any escalator, renegotiation or redetermination clause or which commits it for a fixed term greater than 36 months or which provides for annual payments greater than $50,000; (c) any contract of employment with any officer or employee not terminable at will without liability; (d) any pension, retirement or profit sharing plan or agreement not cancelable within 60 days without liability; (e) any management or consultation agreement not terminable at will without liability; (f) any lease, license, royalty, union agreement or loan agreement except those entered into in the ordinary course of business and which are terminable without liability on notice of 60 days or less or which has an annual contract price less than $50,000; (g) any contract, accepted order or commitment for the purchase or sale of materials, products or supplies having a total annual contract price in excess of $50,000; or (h) any other agreement which materially affects the business, properties, assets or condition (financial or otherwise) of SRFC, or which was entered into other than in the ordinary and usual course of business.

     11.12 INSURANCE. SRFC is adequately insured with respect to risks normally insured against by companies similarly situated. SRFC has previously delivered copies, of all existing insurance policies of SRFC and Bank, including but not limited to group insurance and pension plans. All such policies are in full force and effect. The Disclosure Schedule also contains a list of all claims for insured losses in excess of $10,000 filed by SRFC and Bank during the three-year period immediately preceding the date of this Agreement, including but not limited to worker's compensation, automobile and general liability.

     11.13 LITIGATION AND PROCEEDINGS. Except as set forth in the Disclosure Schedule, there is no suit, action or legal or administrative proceeding pending or, to the knowledge of SRFC, threatened, against it or Bank, which, if adversely determined, might materially and adversely affect the financial condition, on a consolidated basis, of SRFC and Bank or the conduct of their businesses, nor is there any decree, injunction or order of any court, governmental department or agency outstanding against SRFC or Bank having any such effect.

     11.14 MATERIAL CONTRACTS; NO CONFLICT WITH OTHER INSTRUMENTS. Neither SRFC nor Bank is in default under the terms of any outstanding contract, agreement, lease or other commitment which default would have a material and adverse effect, on a consolidated basis, on SRFC and Bank, and on the Closing Date, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a default under any indenture, mortgage, deed of trust or other agreement or instrument to which SRFC or

Bank is a party, which default or breach would have a material and adverse effect, on a consolidated basis, on SRFC and Bank.

     11.15 GOVERNMENTAL AUTHORIZATIONS AND FILINGS. Each of SRFC and Bank has all valid and sufficient licenses, franchises, permits and other governmental authorizations for all businesses presently carried on by SRFC and Bank, respectively, and has filed with the Federal Reserve Board all reports necessary to the conduct of its business as a bank holding company and is current in all respect as to such filings. SRFC has previously delivered to FFB its Annual Reports on Forms FRY-6 and FRY-9 for 1993, 1994, 1995, 1996 and 1997, proxy materials for its Annual Meetings in such years and will provide proxy materials for its Annual Meeting in 1999. Bank has previously delivered to FFB its Year-End Call Reports for 1994, 1995, 1996 and 1997 and will deliver 1998, when available, as filed with the Federal Deposit Insurance Corporation.

     11.16 CONSENTS AND APPROVALS. The only consent and approval required to be obtained by or on behalf of SRFC or Bank on or prior to the Closing Date is the approval of the SRFC shareholders in the form required by the Financial Institutions Law of the State of Indiana. Other consents and approvals required to be obtained prior to the Effective Time are set forth in Section 12.12 below.

     11.17 BROKERS. Neither SRFC, Bank nor any of their officers, directors or employees have employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with this Agreement or with the transactions contemplated hereby except that SRFC has retained Hovde Financial, Inc. ("Hovde") to perform various brokerage services in connection with this transaction. SFRC is liable for and will pay all amounts due Hovde.

     11.18 ENVIRONMENTAL MATTERS. For purposes hereof, "environmental laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including consent decrees and administrative orders) relating to public health and safety and protection of the environment and natural resources.

         11.18.1 Except as set forth in the Disclosure Schedule, to the best knowledge of SRFC and Bank, to the extent required, SRFC and Bank have filed all notices, permit applications and other required governmental submissions and have obtained all permits, licenses and other authorizations which are required and which are material in connection with the conduct of their respective businesses under all applicable environmental laws, including approvals relating to emissions, discharges, releases or threatened releases, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, new or used petroleum products, industrial, toxic or hazardous substances or solid wastes into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers).

         11.18.2 Except as set forth in the Disclosure Schedule, to the extent required, each of SRFC and Bank is in compliance, in all material respects, in the conduct of its business with all terms and conditions of the necessary permits, licenses and authorizations, and to the best of their knowledge is also in compliance in all material respects with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such environmental laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

         11.18.3 Except as set forth in the Disclosure Schedule, neither SRFC nor Bank is aware of, nor has either of SRFC or Bank received notice of, any past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which may materially interfere with or prevent compliance or continued compliance in the conduct of its business with such environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers), of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste or new or used petroleum products.

         11.18.4 Except as set forth in the Disclosure Schedule, neither SRFC nor Bank is aware of, nor has either of SRFC or Bank received notice of, any material civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation, or proceeding pending or threatened against either SRFC or Bank relating in any way to the environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

         11.18.5 Except as set forth in the Disclosure Schedule, to the best knowledge of each of SRFC and Bank, there is no asbestos containing material on the properties of SRFC or Bank that violates any environmental law or is in need of removal or repair.

     11.19 VALIDITY OF CONTEMPLATED TRANSACTIONS. Except as set forth in the Disclosure Schedule, the execution, delivery and performance of this Agreement will not: (i) violate, or conflict with, or require any consent under, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien upon any of the assets of either of SRFC or Bank, under any of the terms, conditions or provisions of the Articles of Incorporation or By-Laws of SRFC and the Articles of Association or By-Laws of Bank, or of any note, bond, mortgage, indenture, deed of trust, material license, lease, agreement or other instrument or obligation to which either of SRFC or Bank is a party or by which either of SRFC or Bank or any of their assets may be bound or affected or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to SRFC, Bank or any of their assets.

     11.20 YEAR 2000 COMPLIANCE. Except as set forth in the Disclosure Schedule and a preliminary Millennium Management Report dated December 1998 on SRFC Year 2000 Preparedness, the software and hardware operated by SRFC and Bank are capable of providing or are being adapted or replaced to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date-dependent data in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates and date-dependent data as of the date hereof, except for the failure to have such capability which would not, individually or in the aggregate, be reasonably likely to cause a material adverse effect upon the business, financial condition and operations of SRFC and Bank. SRFC and Bank have complied in all material respects with any and all programs, guidelines and statements relating to Year 2000 issued by the Federal Financial Institutions Examination Council.

     11.21 EMPLOYEE BENEFIT PLANS. For purposes hereof, "ERISA" means the Employee Retirement Income Security Act as amended.

         11.21.1 The Disclosure Schedule lists each employee benefit plan, arrangement, practice, contract or agreement, whether formal or informal, written or unwritten, and whether applicable to one or more persons, now or ever maintained or contributed to by SRFC or Bank, including but not limited to employee welfare benefit plans and employee pension benefit plans as defined in Sections 3(1) and 3(2) of the Employee Retirement Income Security Act ("ERISA"), nonqualified deferred compensation plans, medical plans, disability plans, life insurance plans, severance pay plans, educational assistance plans, cafeteria plans, flexible spending accounts, stock option plans or stock purchase plans ("Benefit Plans"). Except as disclosed in the Disclosure Schedule, neither SRFC nor Bank ever maintained or contributed to any defined benefit plan (as defined in Section 3(35) of ERISA), multiemployer plan (as defined in Section 3(37) of ERISA), medical plan providing benefits after termination of employment (except for continuation coverage required by the federal law known as COBRA), or severance pay plan or arrangement. Except for SRFC and Bank, there is no trade or business, whether or not incorporated, which, together with SRFC and/or Bank, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Internal Revenue Code.

         11.21.2 For each Benefit Plan, SRFC and Bank have made available to FFB a copy of the plan and any relevant trust agreements, the summary plan description, the latest determination letters issued by the Internal Revenue Service, the latest annual report, the latest report of any trustee or insurance company providing benefits under the Benefit Plan, and the latest actuarial valuation or statement of individual accounts.

         11.21.3 Except as disclosed in the Disclosure Schedule, each Benefit Plan at all times has been maintained and operated in substantial compliance with all applicable laws and regulations, including but not limited to laws and regulations concerning eligibility for favorable tax treatment and those requiring the filing of reports. Except as disclosed on the Disclosure Schedule, there are no claims, no audits or investigations by any federal or state agency and no litigation pending or threatened with respect to any Benefit Plan. Except for routine payments due on insurance contracts and routine deposits to any 401(k) plan of SRFC or Bank, neither SRFC nor Bank has any unsatisfied liability to any person (including but not limited to governmental agencies) with respect to any Benefit Plan, and except to the extent disclosed on the Disclosure Schedule there are no facts known to SRFC or Bank which could give rise to such liability. Each Benefit Plan may be terminated on notice of 60 days or less by SRFC or Bank, as applicable, without liability to SRFC or Bank except for liability for benefits accrued in the normal operation of the plan prior to the date of termination.


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


12. FFB'S REPRESENTATIONS AND WARRANTIES. FFB represents and warrants to SRFC as of the date hereof and as of the Closing Date as follows:

     12.1 ORGANIZATION. FFB is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and is registered as a bank holding company under Bank Holding Company Act of 1956, as amended, and a savings and loan holding company under the Savings and Loan Holding Company Act. FFB has the corporate power to carry on its businesses as they are now being conducted and is qualified to do business in each jurisdiction in which the character and location of the assets owned by it, or the nature of the business transacted by it, requires qualification. FFB has authority to enter into this Agreement and this Agreement is legally binding.

     12.2 CORPORATE AUTHORITY. FFB has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement is a valid and binding agreement of FFB enforceable against FFB in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     The FFB Board of Directors has (i) unanimously adopted the plan of merger set forth herein and approved this Agreement and the other transactions contemplated hereby, (ii) has declared that the Merger and this Agreement and the other transactions contemplated hereby are advisable.

     12.3 SUBSIDIARIES. Each indirect and direct subsidiary of FFB which, as of the effective time of the Merger would be deemed to be a "significant subsidiary," as such term is defined in Rule 405 of the rules and regulations promulgated in the Securities Act of 1933, as amended (the "1933 Act"), is either a national bank or federal savings association duly organized, validly existing, and in good standing under a charter granted by the Office of the Comptroller of the Currency or the Office of Thrift Supervision, or is a corporation or state bank duly organized, validly existing and in good standing under the laws of the state of its incorporation, and in either case, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and where failure to so qualify would have a material and adverse effect on the consolidated business, financial condition or results of operations of FFB.

     12.4 CAPITALIZATION. FFB's capitalization consists of 60,000,000 authorized Common Shares, of which, as of November 6, 1998, 32,921,329 shares were issued and outstanding. Adjusted for a 10% stock dividend declared on November 24, 1998 and payable on January 4, 1999, FFB's equivalent shares outstanding as of November 6, 1998 would be 36,213,462. Each issued share is validly issued, fully paid and non-assessable, and each outstanding share is entitled to one vote.

     12.5 SHARES TO BE ISSUED. All FFB Common Shares into which the SRFC Common Shares will be converted will be, immediately after the Effective Time and when issued upon such conversion, duly and validly authorized and issued, fully paid and non-assessable, and no shareholder of FFB will have any pre-emptive right of subscription or purchase in respect



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


thereof. FFB will take such steps as may be necessary for such shares to be listed on NASDAQ immediately after the Effective Time.

     12.6 FINANCIAL STATEMENTS. FFB has delivered to SRFC copies of its consolidated balance sheets as of December 31, 1997, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, in each case including the notes thereto, all certified by Ernst & Young LLP, independent public accountants, or one of said accountants' predecessor firms.

     All of such financial statements present fairly the financial positions as of and at the dates shown and the results of operations for the periods covered thereby. They have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. Each of such balance sheets presents a true and complete statement in all material respects as of its date of FFB's financial condition. All material liabilities of FFB (including any contingent liabilities), as of the date of each balance sheet, were properly accrued in such balance sheet or disclosed in the related footnotes, in accordance with generally accepted accounting principles.

     12.7 ENVIRONMENTAL MATTERS. For purposes hereof, "environmental laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including consent decrees and administrative orders) relating to public health and safety and protection of the environment and natural resources.

         12.7.1 Except as set forth in a writing delivered to SRFC, to the best knowledge of FFB, to the extent required, FFB has filed all notices, permit applications and other required governmental submissions and has obtained all permits, licenses and other authorizations which are required and which are material in connection with the conduct of their respective businesses under all applicable environmental laws, including approvals relating to emissions, discharges, releases or threatened releases, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, new or used petroleum products, industrial, toxic or hazardous substances or solid wastes into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers).

         12.7.2 Except as set forth in a writing delivered to SRFC, to the extent required, FFB is in compliance, in all material respects, in the conduct of its business with all terms and conditions of the necessary permits, licenses and authorizations, and to the best of its knowledge is also in compliance in all material respects with all other applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such environmental laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

         12.7.3 Except as set forth in a writing delivered to SRFC, FFB is not aware of, nor has FFB received notice of, any past or present events, conditions, circumstances, activities, practices, incidents, actions or plans which may materially interfere with or prevent compliance or continued compliance in the conduct of its business with such environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment (including, without limitation, ambient air, surface water, groundwater, land or sewers), of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste or new or used petroleum products.

         12.7.4 Except as set forth in a writing delivered to SRFC, FFB is not aware of, nor has FFB received notice of, any material civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation, or proceeding pending or threatened against FFB relating in any way to the environmental laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved under such environmental laws.

         12.7.5 Except as set forth in a writing delivered to SRFC, to the best knowledge of FFB, there is no asbestos containing material on the properties of FFB that violates any environmental law or is in need of removal or repair.

     12.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. From September 30, 1998 to the date hereof, there has not been:

         12.8.1 any change in the corporate status, business, operations or financial condition of FFB and its consolidated Subsidiaries, other than changes in the ordinary course of business, and those changes described in any FFB filings with the Securities and Exchange Commission, none of which are, in the aggregate, materially adverse to FFB; or

         12.8.2 any other event or condition of any character which has materially and adversely affected the corporate status, business, operations or financial condition of FFB and its consolidated Subsidiaries taken as a whole.

     12.9 LITIGATION AND PROCEEDINGS. There is no suit, action or legal or administrative proceeding pending, or to the knowledge of FFB threatened, against it or any of FFB's consolidated Subsidiaries, which, if adversely determined, might materially and adversely affect the financial condition, on a consolidated basis, of FFB and FFB's consolidated Subsidiaries or the conduct of their businesses, nor is there any decree, injunction or order of any court, governmental department or agency outstanding against FFB or any of FFB's consolidated Subsidiaries having any such effect.

     12.10 CONSENTS AND APPROVALS. The consents and approvals required to be obtained by FFB on or prior to the Closing Date are set forth below:

         12.10.1 approval and effectiveness of the Registration Statement referred to in Section 14.3 or of any post effective amendment thereto;



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         12.10.2 approval of FRB under Bank Holding Company Act;

         12.10.3 approval of the Department of Financial Institutions of the State of Indiana; and

         12.10.4 any other required consents for the completion of the Merger.

     12.11 BROKERS. Neither FFB nor any of its officers, directors or employees have employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees in connection with this Agreement or with the transactions contemplated thereby.

     12.12 VALIDITY OF CONTEMPLATED TRANSACTIONS. The execution, delivery and performance of this Agreement will not: (i) violate, or conflict with, or require any consent under, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien upon any of the assets of FFB, under any of the terms, conditions or provisions of the Articles of Incorporation or Regulations of FFB, or of any note, bond, mortgage, indenture, deed of trust, material license, lease, agreement or other instrument or obligation to which FFB is a party or by which FFB or any of its assets may be bound or affected or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to FFB or any of its assets.

     12.13 YEAR 2000 COMPLIANCE. Except as set forth in the Disclosure Schedule, the software and hardware operated by FFB and its Subsidiaries are capable of providing or are being adapted or replaced to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date-dependent data in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates and date-dependent data as of the date hereof, except for the failure to have such capability which would not, individually or in the aggregate, be reasonably likely to cause a material adverse effect upon the business, financial condition and operations of FFB and its Subsidiaries. FFB and its Subsidiaries have complied in all material respects with any and all programs, guidelines and statements relating to Year 2000 issued by the Federal Financial Institutions Examination Council.

     12.14 INTELLECTUAL PROPERTY. Except as disclosed in a writing delivered to SRFC, FFB does not have knowledge of any valid grounds for any bona fide claims
(i) to the effect that its licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by FFB infringes on any copyright, patent, trademark, trade name, service mark or trade secret; (ii) against the use by FFB of any copyrights, patents, trademarks, trade names, service marks, trade secrets, technology, know-how or computer software programs and applications used in the business of FFB as currently conducted or as proposed to be conducted; (iii) challenging the ownership, validity or effectiveness of any of FFB's Intellectual Property Rights or other trade secret material of FFB; or (iv) challenging the license or legally enforceable right to use Third-Party Intellectual Rights by FFB.


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


     As used in this Agreement, the term (x) "Intellectual Property" means all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials; (y) "Third-Party Intellectual Property Rights" means any third-party patents, trademarks, trade names, service marks and copyrights; and (z) "FFB's Intellectual Property Rights" means the patents, registered and material unregistered trademarks, trade names and service marks, registered copyrights and any applications therefor owned by FFB.

     12.15 GOOD AND MARKETABLE TITLE. FFB has and on the Closing Date will have good and marketable title in fee simple to all lands and buildings shown as assets in its records and books of account, except for properties held in trust or other fiduciary capacity, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for current taxes and assessments not delinquent or being contested in good faith and liens, encumbrances and charges shown in their records and books of account which are not substantial in character or amount and do not materially detract from the value or interfere with the use of the properties subject thereto or affected thereby. FFB has and on the Closing Date will have valid leases under which it is entitled to occupy and use in its business all real property of which it is lessee, and FFB has no knowledge of any material default under any such lease.

     FFB has and on the Closing Date will have good and marketable title to the machinery, equipment, merchandise, materials, supplies and other property of every kind, tangible or intangible, contained in its offices and other facilities or shown as assets in its records and books of account, except for properties held in trust or other fiduciary capacity or personal property of FFB employees contained in their offices, free and clear of all liens, encumbrances and charges except as reflected in the aforesaid financial statements and except for liens, encumbrances and charges, if any, which do not materially detract from the value of or interfere with the use of the properties subject thereto or affected thereby. FFB has and will have immediately prior to the Closing Date valid leases under which it is entitled to use in its business all personal property of which it is lessee, and FFB has no knowledge of any material default under any such lease.

     12.16 TAXES. All taxes imposed by the United States or by any state, municipality, subdivision or instrumentality of the United States or by any other taxing authority, which are due or payable by FFB, and all claims asserted against it have been paid in full or are adequately accrued in the records and books of accounts of FFB and will be so paid or provided for on the Closing Date. All income tax returns for FFB have been filed with the taxing authorities having jurisdiction thereof through 1994, and no extension of time for the assessment of deficiencies for any such years is in effect. FFB has no knowledge of any unassessed tax deficiency proposed or threatened against it.

     12.17 MATERIAL CONTRACTS; NO CONFLICT WITH OTHER INSTRUMENTS. Neither FFB nor any of its consolidated Subsidiaries is in default under the terms of any material outstanding contract, agreement, lease or other commitment which default would have a material and adverse effect, on a consolidated basis, on FFB and FFB's consolidated Subsidiaries, and on the Closing Date, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a default under any material indenture, mortgage, deed or trust or other material agreement or instrument to which FFB or any of its consolidated


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


Subsidiaries is a party, which default or breach would have a material and adverse effect, on a consolidated basis, on FFB and FFB's consolidated Subsidiaries.

13. CONDUCT OF BUSINESS PENDING THE MERGER.

     13.1 NEGATIVE COVENANTS OF SRFC. From and after the date of this Agreement and prior to the Effective Time, without the prior written consent of FFB, neither SRFC nor Bank will:

         13.1.1 amend its respective Articles of Incorporation, Articles of Association, Regulations or By-Laws;

         13.1.2 engage in any material activity or transaction or incur any material obligation (by contract or otherwise) except in the ordinary course of business;

         13.1.3 issue rights or options to purchase or subscribe to any shares of its capital stock or subdivide or otherwise change any such shares; or

         13.1.4 issue or sell any shares of its capital stock.

     13.2 DIVIDENDS. The parties agree that in January 1999 the shareholders of SRFC shall receive a regular annual dividend, anticipated to be in the amount of eighteen dollars ($18.00) per share. In addition, in the event that the Effective Time is after FFB's first quarter 1999 record date, on April 1, 1999, SRFC's shareholders shall receive a quarterly dividend in the amount of $4.75 per share.

     13.3 SRFC EFFORTS. From and after the date of this Agreement and prior to the Effective Time, SRFC and Bank will use their respective best efforts to preserve their business organizations intact; to keep available the services of their present officers and employees and to preserve the goodwill of their suppliers, customers and others having business relations with it. During the same period, SRFC and Bank will not put into effect any material increase in the compensation or other benefits applicable to officers or other key personnel in excess of compensation increases paid by SRFC or Bank to similarly situated employees in accordance with past practices.

     13.4 PURCHASE OF "TAIL COVERAGE". SFRC may purchase "tail coverage" on its Directors' and Officers' insurance for a period of six years and for a sum not exceeding $115,000 in the aggregate. From and after the Effective Time, every director, officer, employee and agent of SRFC and Bank shall be entitled to indemnification from FFB on the same basis and to the same extent as the other directors, officers, employees and agents of FFB.

14. ADDITIONAL AGREEMENTS.

     14.1 ACCESS AND INFORMATION. FFB and SRFC hereby agree that each will give to the other and to the other's accountants, counsel and other representatives full access during normal business hours throughout the period prior to the Merger to all of its properties, books, contracts, commitments and records, and that each will furnish the other during such period with all such information concerning its affairs as such other party may reasonably request. In the event of the termination of this Agreement, each party will, upon the request of the other, destroy or deliver to the other all documents, work papers and other material obtained from the other relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, and will use its best efforts to have any information so obtained and not heretofore made public kept confidential.

     14.2 CONFIDENTIALITY. From and after the date of this Agreement, the parties and their respective Subsidiaries will, and they will cause their respective directors, officers, employees and advisors ("Affiliates") to, treat all information received from or on behalf of another party hereto or its Affiliates concerning the business, assets, operations and financial condition of such other party or its Subsidiaries as confidential, unless and to the extent that the party receiving such information can demonstrate that such information was in the public domain, and the party receiving such information and its Subsidiaries will, and will cause their respective Affiliates to, not use any such confidential information for any purpose except in furtherance of the transactions contemplated by this Agreement. In the event this Agreement is terminated pursuant to Section 15.4 hereof, each party and its Subsidiaries, upon the request of the other, will promptly return to the other party or destroy all documents and work papers and all copies thereof, containing any such confidential information received from or on behalf of another party hereto in connection with the transactions contemplated by this Agreement. The covenants contained in this Section are of the essence and will survive any termination of this Agreement and the closing of the transactions contemplated by this Agreement.

     14.3 REGISTRATION STATEMENT. FFB will prepare and file a Registration Statement on Form S-4 under the 1933 Act (the "Registration Statement") to register a sufficient number of FFB Common Shares which the shareholders of SRFC will receive pursuant to Section 8 at the Effective Time. FFB will use its best efforts to cause such Registration Statement to become effective. SRFC and Bank agree that none of the information supplied or to be supplied by each of them for inclusion or incorporation by reference in (i) the Registration Statement, including the joint proxy statement and prospectus (the "Joint Proxy Statement-Prospectus") constituting a part thereof, will, at the time the Registration Statement becomes effective under the Securities Act or (ii) the Joint Proxy Statement-Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meeting of shareholders of SRFC to be held in connection with the Merger, in either case contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Other than information supplied by SRFC and Bank for inclusion or incorporation by reference in the Registration Statement and the Joint Proxy Statement-Prospectus, FFB agrees that neither the Registration Statement at the time the Registration Statement becomes effective under the Securities Act nor the Joint Proxy Statement-Prospectus at the date of mailing to shareholders and at the time of the meeting of shareholders of SRFC in either case, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     14.4 EMPLOYEE BENEFITS.


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


         14.4.1 As soon as practicable after the Effective Time, FFB shall make available to eligible employees of Bank employee benefit plans comparable to the employee benefit plans then made available to similarly situated employees of other FFB subsidiaries. Employee benefit plans, fringe benefits and other employee practices and policies in effect at Bank immediately prior to the effective date of the Merger shall continue in effect until modified or terminated by FFB.

         The SRFC 401(k) Plan ("SRFC 401(k) Plan") shall continue in effect until the first January 1 or July 1 coinciding with or next following the Effective Time (the "Initial Entry Date"). No contributions shall be made to the SRFC 401(k) Plan with respect to compensation paid after the Initial Entry Date. On or after the Initial Entry Date, the SRFC 401(k) Plan may be maintained as a frozen plan for an indefinite period or merged into the FFB Thrift Plan. Participants in the SRFC 401(k) Plan shall become fully vested in their accounts under that plan as of the Initial Entry Date to the extent required by law. As of the Initial Entry Date, the FFB Thrift Plan shall be extended to eligible employees of Bank. All years of service as of the Effective Time credited to SRFC and Bank employees will be recognized for purposes of computing eligibility and vesting for the FFB Thrift Plan.

         14.4.2 If any person who is an SRFC employee as of the Effective Time is terminated without cause within one year after the Effective Time, Bank, as a subsidiary of FFB, shall pay such employee a termination payment equal to one week's salary for each full year of completed service with Bank, upon receipt from the employee of a release of all claims in form satisfactory to Bank and FFB; provided, however, that any such terminated employee with less than four full years of completed services with Bank shall receive a termination payment equal to four weeks' salary in the aggregate.

         14.4.3 Nothing contained in this Section shall be deemed to constitute an agreement to employ or continue to employ any employee of Bank or restrict the right of FFB to modify or terminate any employee benefit plan, policy or practice applicable to employees of Bank.

     14.5 EXPENSES. Upon a termination of this Agreement as provided in Section 15.4, each party will pay all costs and expenses of its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including fees, expenses and disbursements of its accountants and counsel.

     14.6 FURTHER ASSURANCES. If at any time the Surviving Corporation will consider or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation, the title to any property or rights of SRFC acquired or to be acquired by or as a result of the Merger, the proper officers and directors of SRFC and the Surviving Corporation, respectively, will be and they hereby are severally and fully authorized to execute and deliver such proper deeds, assignments and assurances in law and take such other action as may be necessary or proper in the name of SRFC or the Surviving Corporation to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise carry out the purposes of this Agreement.

     14.7 POOLING. Neither SRFC, Bank, FFB nor any of its consolidated Subsidiaries has taken or agreed to take any action that would prevent SRFC and FFB from accounting for the business combination to be effected by the Merger as a "pooling of interests." SRFC has received from its independent accountants, Crowe, Chizek and Company LLP, a letter stating that, based upon Crowe, Chizek and Company LLP's review of such relevant documents and information which Crowe, Chizek and Company LLP deemed relevant, such firm is currently unaware of any reason why the business combination to be effected by the Merger cannot be accounted for as a "pooling-of-interests" in regard to SRFC and Bank. FFB has received from its independent accountants, Ernst & Young LLP, a letter stating that, based upon Ernst & Young's review of such relevant documents and information which Ernst & Young LLP deemed relevant, such firm is currently unaware of any reason why the business combination to be effected by the Merger cannot be accounted for as a "pooling-of-interests" in regard to FFB and its consolidated Subsidiaries.


     14.8 AUDITED FINANCIAL STATEMENTS. As soon as reasonably practicable, SRFC will deliver to FFB the information required by Item 17 of the instructions to Registration Statement Form S-4, including but not limited to a copy of its consolidated balance sheet as of December 31, 1998 (if available), 1997 and 1996 and related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 31, 1998 (if available), 1997, 1996 and 1995, and such financial statements for the most recently ended fiscal year will be in the format required by the Securities and Exchange Commission and will include a Management's Discussion and Analysis of Financial Condition and Results of Operations section. Upon request by FFB, SRFC will deliver to FFB a copy of its balance sheet (unaudited) and related statements of income and cash flows (unaudited) for the nine months period ending September 30, 1998, including the notes thereto. All of such financial statements will present fairly the financial positions as of and at the dates shown and the results of operations for the periods covered thereby. They will have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated, except as otherwise indicated in the notes thereto. All liabilities of SRFC (including any contingent liabilities), as of the date of each balance sheet, will be properly accrued in such balance sheet or disclosed in the related footnotes in accordance with generally accepted accounting principles. Each of such consolidated statements of earnings of SRFC will be fairly presented in accordance with generally accepted accounting principles for the periods indicated.

     14.9 PRESS RELEASES. The parties will consult with each other as to the form and substance of any press release, written communication with their shareholders, or other public disclosure of matters related to this Agreement, and a party will not issue any such press release, written communication, or public disclosure without the prior consent of the other party, which consent will not be unreasonably withheld or delayed; provided, however, that nothing contained herein will prohibit any party, following notification to the other party, from making any disclosures which its counsel deems necessary to conform with requirements of law or the rules of NASDAQ.

     14.10 SRFC AFFILIATES. SRFC shall deliver to FFB a letter ("Affiliate Letter") identifying all persons who are, at the date of the SRFC shareholders meeting to approve the Merger contemplated by this Agreement, "affiliates" of SRFC for purposes of Rule 145 under the

Securities Act of 1933 ("Seller's Rule 145 Affiliates") and for purposes of qualifying the Merger for pooling-of-interests accounting treatment. SRFC shall use its best efforts to cause each person who is identified as a "Seller's Rule 145 Affiliate" in such letter to deliver to FFB on or prior to the Closing Date a written agreement substantially in a form agreed to by the parties. FFB shall be entitled to place legends on any certificates of FFB Common Shares issued to such Seller's Rule 145 Affiliates to restrict transfer of such shares as set forth above; provided, however, such legends shall be removed at the request of a Seller's Rule 145 Affiliate not earlier than one year after the Closing Date.


     14.11 BOARD REPRESENTATION. FFB agrees that, promptly after the Effective Time, FFB will appoint a member of the Board of Directors of Bank as a director of FFB (such selected candidate to be mutually agreeable to FFB and the Board of Directors of Bank).

     14.12 DISCLOSURE SCHEDULE. SRFC shall have delivered a Disclosure Schedule in final form to FFB by December 21, 1998, and FFB shall have determined whether such Disclosure Schedule is satisfactory by December 24, 1998.

15. CONDITIONS PRECEDENT; TERMINATIONS.

     15.1 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES. The obligations of each of the parties hereto to effect the Merger is subject to the fulfillment on or prior to the Effective Time of the following conditions precedent:

         15.1.1 The Merger will have been approved by the FRB or the delegate, and by any other governmental authority having jurisdiction and any applicable waiting period will have expired, with no such approval or authorization containing any provision which would be materially adverse to the merged businesses of SRFC and FFB as contemplated by this Agreement.

         15.1.2 No suit, action, investigation by any governmental body, or other legal or administrative proceedings will have been brought or threatened which materially questions the validity or legality of the transactions contemplated herein. For the purposes hereof, inquiries which could give rise to any such suit, investigation or proceeding given by any governmental agency may, at the option of either party, be deemed such a threat.

         15.1.3 The parties hereto will have obtained any and all consents required for the consummation of the Merger or for the preventing of any default under any contract, agreement or permit of the parties hereto, which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on the combined business affairs of SRFC and FFB.

     15.2 CONDITIONS PRECEDENT TO FFB'S OBLIGATIONS. The obligation of FFB to effect the Merger will be subject to the fulfillment on or prior to the Effective Date of the following conditions precedent (which may be waived in writing by FFB):

         15.2.1 The representations and warranties of SRFC herein contained will be true as of and at the Closing Date with the same effect as though made at such time; SRFC will have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; and SRFC will have delivered to FFB a certificate, dated the Closing Date and signed by its president or one of its vice presidents and its secretary or one of its assistant secretaries, to both such effects.

         15.2.2 No material change in the corporate status, businesses, operations or condition (financial or otherwise) of either of SRFC or Bank will have occurred since December 31, 1997, (whether or not covered by insurance), which has been materially adverse in relation to SRFC, taken as a whole, and no other event or condition of any character will have occurred or arisen since that date which will have materially and adversely affected the corporate status, businesses, operations or financial condition of SRFC.

         15.2.3 FFB will have received from Barnes & Thornburg, counsel for SRFC, a favorable opinion, dated as of the Closing Date, in form and substance satisfactory to FFB's counsel. In rendering this opinion, such counsel may rely on certificates of public officials and of corporate officers, opinions of recognized local counsel in jurisdictions where such counsel is not qualified to practice, and such other evidence as he may deem appropriate. The provisions of the preceding sentence are applicable to all other opinions of counsel to be delivered hereunder.

         15.2.4 The Registration Statement will have become effective relating to the shares of FFB which the shareholders of SRFC will receive at the Effective Time.

         15.2.5 FFB will have received a favorable ruling from the Internal Revenue Service, or opinion of counsel, in form and substance satisfactory to FFB and its counsel, to the effect that, under the IRC, and particularly Section 368(a)(1)(A), no gain or loss will be recognized to FFB or its shareholders or to SRFC or its shareholders as a result of the Merger except for gain (but not loss) on cash received by the shareholders of SRFC.

         15.2.6 FFB will have received such written consents and confirmations (or opinions of counsel to the effect that such consents or confirmations are not required), as they may reasonably request to the effect that the Surviving Corporation will succeed upon consummation of the Merger to all of SRFC's right, title and interest in and to its material contracts, agreements, leases and other commitments and that the Surviving Corporation will possess and enjoy all material licenses, permits and other governmental authorizations possessed by SRFC at the date hereof. FFB will have received those approvals and consents described in Section 12.10 hereof.


         15.2.7 At the date of signing this Agreement and immediately prior to the Closing Date, FFB will have received from FFB's independent accountants letters to the effect that they are not aware of any reason that FFB is not in compliance with the pooling-of-interests criteria as specified under APB No. 16, and that, accordingly, the Merger can be accounted for as a pooling of interests from FFB's perspective.


         15.2.8 SRFC will have performed, at FFB's expense, a Phase I Environmental Survey by December 31, 1998 and FFB will have reviewed the results of such Phase I Environmental Survey on its owned banking facilities by January 15, 1999 and determined whether it is satisfied with the results thereof and that no further testing is required and no remedial action is necessary, or if such Phase I is not satisfactory in form and substance to it, FFB and SRFC will have reached agreement by January 31, 1999 as to the remedial actions necessary to correct any unsatisfactory conditions and the payment for such remedial actions.

         15.2.9 FFB will have received the Affiliate Letter and the written agreements signed by each Seller's Rule 145 Affiliate described in Section 14.10 hereof.

     15.3 CONDITIONS PRECEDENT TO SRFC'S OBLIGATION. The obligation of SRFC to effect the Merger will be subject to the fulfillment on or prior to the Effective Time of the following conditions precedent (which may be waived in writing by SRFC):

         15.3.1 The representations and warranties of FFB herein contained will be true as of and at the Closing Date with the same effect as though made at such time; FFB will have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; and FFB will have delivered to SRFC a certificate, dated the Closing Date and signed by its president or one of its vice presidents and its secretary or one of its assistant secretaries, to both such effects.

         15.3.2 No material change in the corporate status, businesses, operations or condition (financial or otherwise) of FFB and its consolidated Subsidiaries will have occurred since December 31, 1997 (whether or not covered by insurance), which has been materially adverse in relation to FFB and its consolidated Subsidiaries, taken as a whole, and no other event or condition of any character will have occurred or arisen since that date which will have materially and adversely affected the corporate status, businesses, operations or financial condition of FFB and its consolidated Subsidiaries, taken as a whole.

         15.3.3 SRFC will have received from Frost & Jacobs LLP, counsel for FFB, a favorable opinion, dated immediately prior to the Closing Date, in form and substance satisfactory to SRFC's counsel. In rendering this opinion, such counsel may rely on certificates of public officials and of corporate officers, opinions of recognized local counsel in jurisdictions where such counsel is not qualified to practice, and such other evidence as it may deem appropriate. The provisions of the preceding sentence are applicable to all other opinions of counsel to be delivered hereunder.

         15.3.4 The Registration Statement will have become effective relating to the shares of FFB common stock which the shareholders of SRFC will receive at the Effective Time.

         15.3.5 SRFC will have received a favorable ruling from the Internal Revenue Service, or opinion of counsel, in form and substance satisfactory to SRFC, to the effect that, under the Internal Revenue Code of 1986, as amended
(i) no gain or loss will be recognized to SRFC as a result of the Merger, and
(ii) no gain or loss (except in respect of fractional share interests sold or dissenter's receiving cash) will be recognized to SRFC's shareholders as a result of their exchange of common stock of SRFC for common shares of FFB, and covering such other matters as are typically covered by such opinion.

         15.3.6 At the date of signing this Agreement and immediately prior to the Closing Date, SRFC will have received from SRFC's independent accountants letters to the effect that they are not aware of any reason that SRFC is not in compliance with the pooling of interests criteria as specified under APB No. 16, and that, accordingly, the Merger can be accounted for as a pooling of interests from SRFC's perspective.

         15.3.7 The SRFC Board of Directors shall have received an opinion from Hovde, dated as of the date of the Joint Proxy Statement-Prospectus, to the effect that the consideration to be received by SRFC shareholders in the merger is fair from a financial point of view, and such opinion shall not have been withdrawn at the time of Closing.

     15.4 TERMINATION AND ABANDONMENT. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time before the Effective Time, whether before or after adoption or approval of this Agreement by the shareholders of SRFC, under any one or more of the following circumstances:

         15.4.1 By the mutual consent of the Boards of Directors of FFB and SRFC;

         15.4.2 By FFB if the holders of 7.5% or more of the outstanding shares of common stock of SRFC will be entitled to receive cash in exchange for their SRFC shares pursuant to perfected dissenters' rights under the Indiana Business Corporation Act;

         15.4.3 By FFB if, prior to the Effective Time, the conditions set forth in Sections 15.2.1 through 15.2.9, inclusive, will not have been met;

         15.4.4 By SRFC if, prior to the Effective Time, the conditions set forth in Sections 15.3.1 through 15.3.7, inclusive, will not have been met;

         15.4.5 By either FFB or SRFC if prior to the Effective Time, the conditions set forth in Sections 15.1.1 through 15.1.3, inclusive, will not have been met, or any action or proceeding before any court or other governmental body or agency will have been instituted or threatened to restrain or prohibit the Merger and such constituent corporation deems it unadvisable to proceed with the Merger;

         15.4.6 By either FFB or SRFC if the requisite approval of the shareholders of SRFC will not have been obtained or if the Effective Time, will not have occurred on or before July 31, 1999;

         15.4.7 By SRFC, in accordance with the procedures set forth in this
Section 15.4.7, if the SRFC Board so determines by a vote of a majority of its members, at any time during the ten-day period commencing on the second trading day (the "Valuation Date") after the day that is the latest of (i) the day of expiration of the last waiting period with respect to any of the required regulatory approvals, (ii) the day on which the last of the required regulatory approvals is obtained, and (iii) the day on which the required SRFC stockholder approval is obtained, if both of the following conditions are satisfied (a "Termination Event"):

     (a) the Average Closing Price is less than $23.2671, and

     (b) the SRFC Ratio is less than the Index Ratio.

If SRFC elects to exercise this termination right, it will give prompt written notice to FFB (which notice may be withdrawn at any time). During the five days commencing with its receipt of such notice, FFB will have the option to avoid the termination of this Agreement by electing to increase the Exchange Ratio to equal the lesser of (i) the result of dividing $1,983.52 by the Average Closing Price, and (ii) the quotient obtained by dividing the product of the Index Ratio and the Exchange Ratio (as then in effect) by the SRFC Ratio. If FFB makes an election contemplated by the preceding sentence (the "Election") within such five-day period, it will give prompt written notice to SRFC of the Election and the revised Exchange Ratio, whereupon (x) no termination will have occurred as a result of the Termination Event and SRFC's exercise of its right of termination,
(y) this Agreement will remain in effect in accordance with its terms (except as the Exchange Ratio will have been so modified), and (z) any references in the Agreement to "Exchange Ratio" will thereafter be deemed to refer to the Exchange Ratio as so adjusted). If FFB fails to make the Election, FFB will give prompt written notice to SRFC of its decision not to make the Election and, within five days of its receipt of such notice, SRFC must give written notice (the "Final Notice") to FFB of either: (A) its election to withdraw the exercise of its termination right, in which case (i) no termination will have occurred as a result of the Termination Event and SRFC's exercise of its right of termination,
(ii) this Agreement will remain in effect in accordance with its terms, and
(iii) any references in the Agreement to "Exchange Ratio" will continue as defined herein and without any modification or adjustment; or (B) its election to have the termination of this Agreement become effective, in which case such termination will occur at the close of business on the second business day after FFB's receipt of the Final Notice.

         For purposes of this Section 15.4.7, the following terms have the definitions set forth below:

     o Average Closing Price means the average of the daily closing sales price of a FFB common share, as reported on the Nasdaq National Market for the 20 consecutive Nasdaq trading days (in which at least 1,000 shares were traded) ending on the Valuation Date.

     o Index Group" means the 31 financial institution holding companies (17 with headquarters in Ohio and 14 with headquarters in Indiana) listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been an Acquisition Transaction (as defined in the Merger Agreement) involving such company publicly announced at any time during the period beginning on the date of the Merger Agreement and ending on the Valuation Date. In the event that the common stock of any such company ceases to be publicly traded or a proposal regarding a change in control involving, or a material acquisition by, any such company is announced at any time during the period beginning on the date of the Merger Agreement and ending on the Valuation Date, such company will be removed from the Index Group. The 31 financial institution holding companies are as follow:

                               Ohio Banks
                               ----------
                  BFOH         BancFirst Ohio Corp
                  BLMT         Belmont Bancorp.
                  FITB         Fifth Third Bancorp
                  FMER         FirstMerit Corporation

                  HMAN         Huntington Bancshares Incorporated
                  KEY          KeyCorp
                  MGNB         Mahoning National Bancorp, Incorporated
                  NCC          National City Corporation
                  OAKF         Oak Hill Financial, Inc.
                  OVBC         Ohio Valley Banc Corp.
                  PRK          Park National Corporation
                  PEBO         Peoples Bancorp Inc.
                  PFGI         Provident Financial Group Inc.
                  SECD         Second Bancorp, Incorporated
                  SKYF         Sky Financial Group Inc.
                  UBCP         United Bancorp, Inc.
                  WNNB         Wayne Bancorp, Inc.

                               Indiana Banks
                               -------------

                  SRCE         1st Source Corporation
                  ANBC         ANB Corporation
                  BNK          CNB Bancshares, Inc.
                  CBIN         Community Bank Shares of Indiana, Inc.
                  THFF         First Financial Corporation
                  FRME         First Merchants Corporation
                  GABC         German American Bancorp
                  IUBC         Indiana United Bancorp
                  IRWN         Irwin Financial Corporation
                  LKFN         Lakeland Financial Corporation
                  METB         MetroBanCorp
                  NCBE         National City Bancshares, Inc.
                  OLDB         Old National Bancorp
                  PPLS         Peoples Bank Corporation of Indianapolis

         If FFB or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange or shares or similar transaction between the date of the Merger Agreement and the Valuation Date, the prices for the common stock of such company will be appropriately adjusted for purposes of determining whether a Termination Event has occurred.

     o Index Price means, with respect to the Index Group, the price resulting from dividing (i) the sum of the closing sales price on the Starting Date of a share of common stock of each member of the Index Group by (ii) the number of financial institutions that comprise the Index Group.

     o Average Index Price, with respect to the Index Group, means the price resulting from dividing (i) the sum of the average of the daily closing sales price of a share of common stock of each financial institution comprising the Index Group, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of 20 consecutive trading days ending on the Valuation Date by
(ii) the number of financial institutions that comprise the Index Group.

     o SFRC Ratio means the number obtained by dividing the Average Closing Price by $26.5909.

     o Index Ratio means the number obtained by dividing the Average Index Price by the Index Price and subtracting 0.125 from the quotient.

     o Starting Date means the day immediately prior to the parties' public announcement of the signing of this Agreement.

         An example of the determination regarding whether a Termination Event has occurred and the resulting number of FFB common shares that could possibly be issued is attached as Schedule 15.4.7; or

         15.4.8 By FFB if it determines that the disclosure Schedule delivered pursuant to Section 14.12 is not satisfactory.

     15.5 EFFECT OF TERMINATION. Upon any such termination and abandonment, neither party will have any liability or obligation hereunder to the other, except for the return of all documents exchanged and the preservation of the confidentiality by each party of the information exchanged, and except for a termination pursuant to Section 15.4.3 (resulting from a failure to satisfy
Section 15.2.1) or pursuant to Section 15.4.4 (resulting from a failure to satisfy Section 15.3.1), in which case, a termination shall not relieve the breaching party from liability for a breach of a representation or covenant giving rise to the termination.

     15.6 EXPENSES. Upon a termination of this Agreement as provided in Section 15.4, each party will pay all costs and expenses of its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including fees, expenses and disbursements of its accountants and counsel.

     15.7 SURVIVAL OF REPRESENTATIONS. The representations and warranties of the parties contained in this Agreement survive until the Effective Time and do not survive after such Effective Time.

16. GENERAL PROVISIONS.

     16.1 DEFINITIONS. "Subsidiaries" as used herein means any corporation 50% or more of whose outstanding voting securities are owned directly or indirectly by FFB or SRFC, as the context may require, whether consolidated or unconsolidated. The headings in this Agreement will not affect in any way its meaning or interpretation.

     16.2 AMENDMENTS. Any of the terms or conditions of this Agreement may be modified or waived at any time before the Effective Time by the party which is, or the shareholders of which are, entitled to the benefit thereof upon the authority of the Board of Directors of such party, provided that any such modification or waiver will in the judgment of the party making it not affect substantially or materially and adversely the benefits to such party or its shareholders intended under this Agreement.

     16.3 NOTICES. All notices, demands, requests, consents or approvals required hereunder will be in writing and will be given (and will be deemed to have been duly given upon receipt) by delivery in person or by certified or registered mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or to such other address as any party may give to the other by like notice:


                  IF TO FFB:        First Financial Bancorp.
                                    300 High Street
                                    P.O. Box 476
                                    Hamilton, Ohio  45012-0476
                                    ATTENTION:  Stanley N. Pontius, President
                                       and Chief Executive Officer

                  With copies to:   Frost & Jacobs
                                    2500 PNC Center
                                    201 East Fifth Street
                                    P.O. Box 5715
                                    Cincinnati, Ohio  45201-5715
                                    ATTENTION: Neil Ganulin

                  If to SRFC:       Sand Ridge Financial Corporation
                                    2611 Highway Avenue
                                    P. O. Box 1929
                                    Highland, Indiana  46322
                                    ATTENTION:  Bruce E. Leep, President

                  With copies to:   Barnes & Thornburg
                                    600 1st Source Bank Center
                                    100 North Michigan
                                    South Bend, Indiana  46601-1632
                                    ATTENTION:  John A. Burgess, Esq.

                                    Hovde Financial, Inc.
                                    1629 Colonial Parkway
                                    Inverness, Illinois  60067
                                    ATTENTION:  Steve Nelson

     16.4 BINDING NATURE OF AGREEMENT. This Agreement will be binding upon and inure to the benefit of FFB and SRFC and their respective successors and permitted assigns.

     16.5 ASSIGNMENT. Neither this Agreement nor any obligation or right hereunder may be assigned by any party hereto, whether directly or indirectly, without the prior written consent of the other party.

     16.6 GOVERNING LAW. This Agreement will in all respects be governed and construed in accordance with the laws of the State of Ohio, except to the extent superseded by the federal banking laws of the United States.

     16.7 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

     IN WITNESS WHEREOF, pursuant to authority duly given by its Board of Directors, each of FFB, and SRFC has caused this Agreement to be executed and attested by its authorized officers as of the date and year first above written.



                                          FIRST FINANCIAL BANCORP.



                                          By:
                                             -----------------------------------
                                               Stanley N. Pontius
                                               President and CEO


                                          SAND RIDGE FINANCIAL CORPORATION


                                          By:
                                             -----------------------------------
                                               Bruce E. Leep
                                               Chairman and President

                                 SCHEDULE 15.4.7

         The following example illustrates whether a Termination Event could occur and the resulting number of FFB shares that could possibly be issued:

                  Average Closing Price                                   $22.75              $22.75
                  Average Index Price/Index Price                            .97                1.01
                  SRFC Ratio                                                 .8556               .8556
                  Index Ratio                                                .8450               .8850
                  Does Termination Event Occur?                               No                 Yes
                  New Exchange Ratio (lower of I or ii):
                           (i)                                                                 87.1877
                           (ii)                                                                88.1793
                  FFBC Shares Issued                                       5,115,000           5,231,262

                                                                      APPENDIX B

                               TO BE UPDATED AS OF THE DATE OF THE PROXY MAILING


December 16, 1998



Board of Directors
Sand Ridge Financial Corporation
2611 Highway Avenue
Highland, IN 46322

Members of the Board:

         Sand Ridge Financial Corporation ("Sand Ridge"), an Indiana corporation, and First Financial Bancorp ("First Financial"), an Ohio corporation, have entered into a Plan and Agreement of Merger ("Plan of Merger") dated December 16, 1998, pursuant to which Sand Ridge will be merged with and into First Financial (the "Merger"). As is set forth in Section 8.3 of the Plan of Merger, at the effective time of the Merger each of the outstanding shares of Sand Ridge common stock ("Sand Ridge Common Stock") will be converted into and have the right to receive 85.25 shares (the "Exchange Ratio") of First Financial common stock ("First Financial Common Stock"), subject to certain adjustments as set forth in Section 15.4 of the Plan of Merger. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of Sand Ridge.

         Hovde Financial, Inc. ("Hovde") specializes in providing investment banking and financial advisory services to commercial bank and thrift institutions. Our principals are experienced in the independent valuation of securities in connection with negotiated underwritings, subscription and community offerings, private placements, merger and acquisition transactions and recapitalizations. We are familiar with Sand Ridge, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Plan of Merger.

         We were retained by Sand Ridge to act as its exclusive financial advisor with respect to a review of Sand Ridge's strategic alternatives and the possible sale, merger, consolidation, or other business combination, in one or a series of transactions, involving all or a substantial amount of the business, securities or assets of Sand Ridge. We will receive compensation from Sand Ridge in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. At your direction, we solicited the interest of third parties regarding a possible business combination with Sand Ridge. The Plan of Merger is the result of this solicitation.

Board of Directors
Sand Ridge Financial Corporation
December 16, 1998
Page Two




         During the course of our engagement, we reviewed and analyzed material bearing upon the financial and operating conditions of Sand Ridge and First Financial and material prepared in connection with the proposed transaction, including the following: the Plan of Merger; certain historical publicly available information concerning Sand Ridge and First Financial; the terms of recent merger and acquisition transactions involving thrifts and thrift holding companies that we considered relevant; historical market prices and trading volumes for First Financial Common Stock; and financial and other information provided to us by the managements of Sand Ridge and First Financial.


         In addition, we have conducted meetings with members of the senior management of Sand Ridge and First Financial for the purpose of reviewing the future prospects of Sand Ridge and First Financial. We also evaluated the pro-forma ownership of First Financial Common Stock by Sand Ridge's shareholders relative to the pro-forma contribution of Sand Ridge's assets, liabilities, equity and earnings to the pro-forma company, and conducted such other studies, analyses and examinations as we deemed appropriate. We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.


         In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Sand Ridge and First Financial and in the discussions with Sand Ridge and First Financial management. We did not independently verify and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Sand Ridge and First Financial at September 30, 1998 were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practices as of the date of such financial statements. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Sand Ridge or First Financial, nor did we make any independent evaluation or appraisal of the assets, liabilities or prospects of Sand Ridge or First Financial, nor were we furnished with any such evaluation or appraisal, and we were not retained to and did not review any individual credit files.

Board of Directors
Sand Ridge Financial Corporation
December 16, 1998
Page Three




         We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Sand Ridge and First Financial. In rendering this opinion, we have been advised by Sand Ridge and First Financial and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval for the Merger and we have further assumed that in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on First Financial or the surviving corporation that would have a material adverse effect on First Financial or the contemplated benefits of the Merger. We have also assumed that there would not occur any change in the applicable law or regulation that would cause a material adverse change in the prospects or operations of First Financial or the surviving corporation after the Merger.

         Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

         We are not expressing any opinion herein as to the prices at which shares of First Financial Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Sand Ridge Common Stock as to how such holder should vote with respect to the Plan of Merger at any meeting of holders of Sand Ridge Common Stock.

         This letter is solely for the information of the Board of Directors of Sand Ridge and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Sand Ridge Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Board of Directors
Sand Ridge Financial Corporation
December 16, 1998
Page Four




         Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the shareholders of Sand Ridge.

                                        Sincerely,



                                        HOVDE FINANCIAL, INC.

                                                                      APPENDIX C

                                  INDIANA CODE
                                   CHAPTER 44
                               DISSENTERS' RIGHTS

Section.
23-1-44-1.        "Corporation" defined.
23-1-44-2.        "Dissenter" defined.
23-1-44-3.        "Fair value" defined.
23-1-44-4.        "Interest" defined.
23-1-44-5.        "Record shareholder" defined.
23-1-44-6.        "Beneficial shareholder" defined.
23-1-44-7.        "Shareholder" defined.
23-1-44-8.        Shareholder dissent.
23-1-44-9.        Beneficial shareholder dissent.
23-1-44-10.       Notice of dissenters' rights preceding shareholder vote.
23-1-44-11.       Notice of intent to dissent.
23-1-44-12.       Notice of dissenter's rights following action creating rights.
23-1-44-13.       Demand for payment by dissenter.
23-1-44-14.       Transfer of shares restricted after demand for payment.
23-1-44-15.       Payment to dissenter.
23-1-44-16.       Return of shares and release of restrictions.
23-1-44-17.       Offer of fair value for shares obtained after first announcement.
23-1-44-18.       Dissenter demand for fair value under certain conditions.
23-1-44-19.       Effect of failure to pay demand - Commencement of judicial appraisal proceeding.
23-1-44-20.       Judicial determination and assessment of costs.


23-1-44-1. "CORPORATION" DEFINED. - As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.[P.L.149-1986, Section 28.]

23-1-44-2. "DISSENTER" DEFINED. - As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 [IC 23-1-44-8] of this chapter and who exercises that right when and in the manner required by sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter. [P.L.149-1986, Section 28.]

23-1-44-3. "FAIR VALUE" DEFINED.- As used in this chapter, "fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. [P.L. 149-1986, Section 28.]

23-1-44-4. "INTEREST" DEFINED. - As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances. [P.L. 149-1986, Section 28.]

23-1-44-5. "RECORD SHAREHOLDER" DEFINED. - As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4. [P.L.149-1986, Section 28.]

23-1-44-6. "BENEFICIAL SHAREHOLDER" DEFINED. - As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder. [P.L. 149-1986, Section 28.]

23-1-44-7. "SHAREHOLDER" DEFINED. - As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder. [P.L.149-1986, Section 28.]

23-1-44-8. SHAREHOLDER DISSENT. - (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

                  (1) Consummation of a plan of merger to which the corporation is a party if:

                           (A) Shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

                           (B) The shareholder is entitled to vote on the merger.

                  (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

                  (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

                  (4) The approval of a control share acquisition under IC 23-1-42.

                  (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

                  (1) Registered on a United States securities exchange registered under the Exchange Act (as defined in IC 23-1-43-9); or

                  (2) Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets - National Market Issues or a similar market.

         (c)      A shareholder:

                  (1) Who is entitled to dissent and obtain payment for the shareholder's shares under this chapter; or

                  (2) Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement. [P.L.149-1986, Section 28; P.L.107-1987, Section 19.]

23-1-44-9. BENEFICIAL SHAREHOLDER DISSENT. - (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:


                  (1) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and


                  (2) The beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote. [P.L.149-1986, Section 28.]

23-1-44-10. NOTICE OF DISSENTERS' RIGHTS PRECEDING SHAREHOLDER VOTE. - (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

         (b) If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the Notice to Dissenters described in section 12 [IC 23-1-44-12] of this chapter. [P.L.149-1986, Section 28; P.L.107-1987,
Section 20.]

23-1-44-11. NOTICE OF INTENT TO DISSENT. - (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

                  (1) Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

                  (2) Must not vote the shareholder's shares in favor of the proposed action.

         (b) A shareholder who does not satisfy the requirements of subsection
(a) is not entitled to payment for the shareholder's shares under this chapter. [P.L.149-1986, Section 28.]

23-1-44-12. NOTICE OF DISSENTERS' RIGHTS FOLLOWING ACTION CREATING RIGHTS. - (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is authorized at a shareholders' meeting, the corporation shall deliver a written Notice to Dissenters to all shareholders who satisfied the requirements of section 11 [IC 23-1-44-11] of this chapter.


         (b) The Notice to Dissenters must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The Notice to Dissenters must:

                  (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

                  (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

                  (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

                  (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

                  (5) Be accompanied by a copy of this chapter. [P.L.149-1986, Section 28.]

23-1-44-13. DEMAND FOR PAYMENT BY DISSENTER. - (a) A shareholder sent a Notice to Dissenters described in IC 23-1-42-11 or in section 12 [IC 23-1-44-12] of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) [IC 23-1-44-12(b)(3)] of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

         (b) The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

         (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the Notice to Dissenters, is not entitled to payment for the shareholder's shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action. [P.L.149-1986, Section 28.]

23-1-44-14. TRANSFER OF SHARES RESTRICTED AFTER DEMAND FOR PAYMENT. - (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 [IC 23-1-44-16] of this chapter.

         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [P.L.149-1986, Section 28.]

23-1-44-15. PAYMENT TO DISSENTER. - (a) Except as provided in section 17 [IC 23-1-44-17] of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 [IC 23-1-44-13] of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

         (b)      The payment must be accompanied by:

                  (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

                  (2) A statement of the corporation's estimate of the fair value of the shares; and

                  (3) A statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter. [P.L.149-1986, Section 28; P.L. 107-1987,
                           Section 21.]

23-1-44-16. RETURN OF SHARES AND RELEASE OF RESTRICTIONS. - (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new Notice to Dissenters under section 12 [IC 23-1-44-12] of this chapter and repeat the payment demand procedure. [P.L.149-1986, Section 28.]

23-1-44-17. OFFER OF FAIR VALUE FOR SHARES OBTAINED AFTER FIRST ANNOUNCEMENT.
(a) A corporation may elect to withhold payment required by section 15 [IC 23-1-44-15] of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the Notice to Dissenters as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

         (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter. [P.L.149-1986, Section 28.]

23-1-44-18. DISSENTER DEMAND FOR FAIR VALUE UNDER CERTAIN CONDITIONS. - (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 [IC 23-1-44-15] of this chapter), or reject the corporation's offer under section 17 [IC 23-1-44-17] of this chapter and demand payment of the fair value of the dissenter's shares, if:

                  (1)      The dissenter believes that the amount paid under
                           section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

                  (2) The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

                  (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

         (b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares. [P.L.149-1986, Section 28.]

23-1-44-19. EFFECT OF FAILURE TO PAY DEMAND - COMMENCEMENT OF JUDICIAL APPRAISAL PROCEEDING. - (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1-44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (e) Each dissenter made a party to the proceeding is entitled to judgment.

                  (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

                  (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter. [P.L.149-1986,
                           Section 28.]

23-1-44-20. JUDICIAL DETERMINATION AND ASSESSMENT OF COSTS. - (a) The court in an appraisal proceeding commenced under section 19 [IC 23-1-44-19] of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

         (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:


                  (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter; or


                  (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. [P.L.149-1986, Section 28.]

           INFORMATION NOT REQUIRED IN THE PROXY-STATEMENT PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Ohio General Corporation Law allows a corporation under certain circumstances to indemnify its directors, officers, and employees. Generally, whether by its articles of incorporation or its code of regulations or by statute, the indemnification permits the Corporation to pay expenses actually and necessarily incurred in the defense of any pending or threatened suit. The determination of the right of indemnification is determined by a quorum of disinterested directors not involved in such a pending matter and if they are unable to make such determination, then such determination shall be made by independent legal counsel, First Financial's shareholders or by the Butler County, Ohio, Court of Common Pleas. The statute does not allow indemnification of an officer or director wherein such person has been adjudicated negligent or guilty of misconduct and, additionally, such officer or director must have acted in good faith or had no reason to believe such officer's or director's conduct was unlawful to be indemnified. First Financial has an indemnification provision in its Regulations, set forth below, that requires First Financial to follow the General Corporation Law of Ohio regarding indemnification.

         Article IV of the Regulations of First Financial provides:

         SECTION 4.1. INDEMNIFICATION. The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify all persons whom it may indemnify pursuant hereto.


Item 21.  Exhibits and Financial Statement Schedules

(a)      See Index to Exhibits.
(b)      See "SAND RIDGE FINANCIAL CORPORATION CONSOLIDATED FINANCIAL
         STATEMENTS."
(c)      Fairness Opinion furnished as Appendix B to Proxy Statement-Prospectus.


Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or

         (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hamilton, State of Ohio, on April 2, 1999.


FIRST FINANCIAL BANCORP.

By: /s/ Stanley N. Pontius
-------------------------------------
Stanley N. Pontius
President and Chief Executive Officer


Date:   April 2, 1999
-------------------------------------



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


                                           /s/ Stanley N. Pontius
-------------------------------------      -------------------------------------
Barry J. Levey, Chairman of the Board      Stanley N. Pontius, Director,
                                           President and Chief Executive Officer

Date:                                      Date:  April 2, 1999
     ---------------------------------          --------------------------------


/s/ Michael R. O'Dell                      /s/ C. Douglas Lefferson
-------------------------------------      -------------------------------------
Michael R. O'Dell, Senior Vice President,  C. Douglas Lefferson, First Vice
Chief Financial Officer and Secretary      President, Comptroller

Date:  April 2, 1999                       Date:  April 2, 1999
     ---------------------------------          --------------------------------


/s/ Richard L. Alderson                    /s/ Arthur W. Bidwell
-------------------------------------      -------------------------------------
Richard L. Alderson, Director              Arthur W. Bidwell, Director


Date:  April 2, 1999                       Date:  April 2, 1999
     ---------------------------------          --------------------------------


                                           /s/ Carl R. Fiora
-------------------------------------      -------------------------------------
Donald M. Cisle, Director                  Carl R. Fiora, Director

Date:                                      Date:  April 2, 1999
     ---------------------------------          --------------------------------


                                           /s/ Vaden Fitton
-------------------------------------      -------------------------------------
Corinne R. Finnerty, Director              Vaden Fitton, Director


Date:                                      Date:  April 2, 1999
     ---------------------------------          --------------------------------

-------------------------------------      -------------------------------------
James C. Garland, Director                 F. Elden Houts, Director

Date:                                      Date:
     ---------------------------------          --------------------------------


                                           /s/ Stephen S. Marcum
-------------------------------------      -------------------------------------
Murph Knapke, Director                     Stephen S. Marcum, Director


Date:                                      Date:  April 2, 1999
     ---------------------------------          --------------------------------


/s/ Barry S. Porter                        /s/ Steven C. Posey
-------------------------------------      -------------------------------------
Barry S. Porter, Director                  Steven C. Posey, Director


Date:  April 2, 1999                       Date:  April 2, 1999
    ---------------------------------          --------------------------------


/s/ Perry D. Thatcher
-------------------------------------
Perry D. Thatcher, Director


Date:  April 2, 1999
    ---------------------------------

                               INDEX TO EXHIBITS




         Exhibit
         Number            Description
         ------            -----------
         2.1               Plan and Agreement of Merger between First
                           Financial Bancorp. and Sand Ridge Financial
                           Corporation (Included as Appendix A in the Proxy
                           Statement-Prospectus)

         5.                Opinion of Counsel - previously filed

         8.                Form of Tax Opinion of Barnes & Thornburg
                           to be Issued on Consummation of Merger - previously filed

         23.1 Consent of Ernst & Young LLP, Independent Auditors for First Financial Bancorp.

         23.2              Consent of Crowe, Chizek and Company LLP,
                           Independent Auditors for Sand Ridge Financial
                           Corporation

         23.4              Consent of Frost & Jacobs LLP, Counsel for
                           Registrant (Incorporated in Exhibit 5) - previously filed

         23.5              Consent of Barnes & Thornburg - previously filed

         23.6              Consent of Hovde Financial, Inc.
                           (Incorporated in Exhibit 99.1)

         99.1              Fairness Opinion of Hovde Financial, Inc.
                           (Included as Appendix B in the Proxy
                           Statement-Prospectus.)

         99.2              Sand Ridge Financial's Form of Proxy - previously filed